Semiannual Report

June 30, 2013

Ivy Funds Variable Insurance Portfolios

Pathfinder Aggressive
Pathfinder Conservative
Pathfinder Moderate
Pathfinder Moderately Aggressive
Pathfinder Moderately Conservative
Asset Strategy
Balanced
Bond
Core Equity
Dividend Opportunities
Energy
Global Bond
Global Natural Resources
Growth
High Income
International Core Equity
International Growth
Limited-Term Bond
Micro Cap Growth
Mid Cap Growth
Money Market
Real Estate Securities
Science and Technology
Small Cap Growth
Small Cap Value
Value


IVY FUNDS
Variable Insurance Portfolios

CONTENTS
Ivy Funds VIP



Henry J. Herrmann, CFA

Dear Shareholder,

The volatility trend that seems to have become the norm continued over the past six months. Once again the key culprits were politics, geopolitical concerns globally and confusing policy communication by central bankers.

Despite these issues, and the market swings they can cause, the economic data points to a U.S. economy that continues to improve, although not particularly quickly. Amid the turmoil, the S&P 500 Index forged into record-high territory, breaking through 1,600 in May. The index at the end of June was 13% (including reinvested dividends) higher than where it started the calendar year.

The recent gains in equities have come as investors turned away from fixed income. Federal Reserve (Fed) comments in May and June that the markets interpreted as a sign the Fed was preparing to change its course on monetary policy sent some bondholders for the exits and bond prices tumbling. At the end of June, the benchmark 10-year Treasury was yielding 2.52%, compared 1.78% at the start of the calendar year.

We continue to hold the view that equities are going to outperform relative to bonds on a total return basis over the long term. While the Fed comments in the May-June period may not have merited the volatility that we saw in the markets, we do believe that investors will continue the transition away from bonds and toward equities over time as the superior relative return argument gains traction.

Looking at the economy, the U.S. appears to be on much firmer footing than some other parts of the world. And while the Fed may begin to roll back some of its bond purchases, we do not expect a change in the Fed's rate policy stance given that there is no inflationary pressure and unemployment continues above Fed targets. Internationally, we will continue to monitor events in China and emerging economies, which appear to be in either a slowing or contracting mode depending on where you look. In Europe, there are signs of developing stability but a recession is still the prevailing condition.

We will continue monitoring these and other economic developments in the months ahead.

Economic Snapshot

	6/30/2013	12/31/2012
S&P 500 Index	1,606.28	1,426.19
MSCI EAFE Index	1,638.94	1,604.00
10-Year Treasury Yield	2.52%	1.78%
U.S. unemployment rate	7.6%	7.8%
30-year fixed mortgage rate	4.39%	3.40%
Oil price per barrel	$95.56	$91.82

Sources: Bloomberg, U.S. Department of Labor, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2013.

Actual Expenses

The first section in the following table provides information about actual investment values and actual expenses. You may use the information in this section, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical investment values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 to the Financial Statements for further information.

Portfolio	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 12-31-12	Ending Account Value 6-30-13	Expenses Paid During Period*	Beginning Account Value 12-31-12	Ending Account Value 6-30-13	Expenses Paid During Period*	
Pathfinder Aggressive	$1,000	$1,085.70	$0.42	$1,000	$1,024.37	$0.40	0.08%
Pathfinder Conservative	$1,000	$1,046.90	$0.41	$1,000	$1,024.43	$0.40	0.07%
Pathfinder Moderate	$1,000	$1,067.00	$0.21	$1,000	$1,024.61	$0.20	0.04%
Pathfinder Moderately Aggressive	$1,000	$1,077.30	$0.21	$1,000	$1,024.62	$0.20	0.04%
Pathfinder Moderately Conservative	$1,000	$1,056.60	$0.31	$1,000	$1,024.54	$0.30	0.05%
Asset Strategy	$1,000	$1,039.30	$5.00	$1,000	$1,019.94	$4.95	0.98%
Balanced	$1,000	$1,087.80	$5.22	$1,000	$1,019.76	$5.05	1.01%
Bond	$1,000	$ 974.00	$3.85	$1,000	$1,020.92	$3.94	0.78%
Core Equity	$1,000	$1,114.20	$5.07	$1,000	$1,020.02	$4.85	0.96%
Dividend Opportunities	$1,000	$1,116.50	$5.29	$1,000	$1,019.82	$5.05	1.00%
Energy	$1,000	$1,118.00	$6.57	$1,000	$1,018.55	$6.26	1.26%
Global Bond	$1,000	$ 988.00	$3.78	$1,000	$1,020.96	$3.84	0.77%
Global Natural Resources	$1,000	$ 974.90	$6.71	$1,000	$1,018.02	$6.86	1.37%
Growth	$1,000	$1,097.10	$5.03	$1,000	$1,019.99	$4.85	0.97%
High Income	$1,000	$1,039.30	$4.49	$1,000	$1,020.40	$4.44	0.89%
International Core Equity	$1,000	$1,049.30	$5.94	$1,000	$1,019.01	$5.86	1.17%
International Growth	$1,000	$1,018.50	$5.75	$1,000	$1,019.07	$5.75	1.15%
Limited-Term Bond	$1,000	$ 987.70	$4.17	$1,000	$1,020.58	$4.24	0.85%
Micro Cap Growth	$1,000	$1,252.20	$7.66	$1,000	$1,017.99	$6.86	1.37%
Mid Cap Growth	$1,000	$1,103.70	$5.68	$1,000	$1,019.35	$5.45	1.10%
Money Market	$1,000	$1,000.10	$1.20	$1,000	$1,023.61	$1.21	0.24%
Real Estate Securities	$1,000	$1,042.00	$6.53	$1,000	$1,018.40	$6.46	1.29%
Science and Technology	$1,000	$1,215.60	$6.31	$1,000	$1,019.10	$5.75	1.15%
Small Cap Growth	$1,000	$1,163.60	$6.17	$1,000	$1,019.13	$5.75	1.14%
Small Cap Value	$1,000	$1,159.00	$6.26	$1,000	$1,019.02	$5.86	1.16%
Value	$1,000	$1,178.10	$5.34	$1,000	$1,019.85	$4.95	1.00%

Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2013, and divided by 365.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only.

Pathfinder Portfolios

Pathfinder Aggressive – Asset Allocation

Ivy Funds VIP Growth	19.9%
Ivy Funds VIP International Growth	19.7%
Ivy Funds VIP International Core Equity	14.9%
Ivy Funds VIP Mid Cap Growth	10.0%
Ivy Funds VIP Small Cap Growth	10.0%
Ivy Funds VIP Value	9.9%
Ivy Funds VIP Small Cap Value	9.9%
Ivy Funds VIP Money Market	5.0%
Cash and Cash Equivalents	0.7%

Pathfinder Conservative – Asset Allocation

Ivy Funds VIP Money Market	25.1%
Ivy Funds VIP Limited-Term Bond	20.0%
Ivy Funds VIP Dividend Opportunities	16.7%
Ivy Funds VIP Growth	11.8%
Ivy Funds VIP International Growth	9.8%
Ivy Funds VIP Small Cap Growth	6.0%
Ivy Funds VIP International Core Equity	5.0%
Ivy Funds VIP Mid Cap Growth	2.0%
Ivy Funds VIP Value	2.0%
Ivy Funds VIP Small Cap Value	1.0%
Cash and Cash Equivalents	0.6%

Pathfinder Moderate – Asset Allocation

Ivy Funds VIP Money Market	15.2%
Ivy Funds VIP Growth	14.9%
Ivy Funds VIP Dividend Opportunities	14.8%
Ivy Funds VIP International Growth	14.8%
Ivy Funds VIP International Core Equity	10.0%
Ivy Funds VIP Limited-Term Bond	10.0%
Ivy Funds VIP Small Cap Growth	7.0%
Ivy Funds VIP Value	5.0%
Ivy Funds VIP Small Cap Value	4.0%
Ivy Funds VIP Mid Cap Growth	4.0%
Cash and Cash Equivalents	0.3%

Pathfinder Moderately Aggressive – Asset Allocation

Ivy Funds VIP International Growth	18.0%
Ivy Funds VIP Money Market	15.2%
Ivy Funds VIP Growth	14.9%
Ivy Funds VIP Dividend Opportunities	14.9%
Ivy Funds VIP International Core Equity	12.0%
Ivy Funds VIP Small Cap Growth	8.0%
Ivy Funds VIP Small Cap Value	7.0%
Ivy Funds VIP Value	5.0%
Ivy Funds VIP Mid Cap Growth	5.0%
Cash and Cash Equivalents	0.0%

Pathfinder Moderately Conservative – Asset Allocation

Ivy Funds VIP Money Market	20.2%
Ivy Funds VIP Limited-Term Bond	15.0%
Ivy Funds VIP Dividend Opportunities	14.8%
Ivy Funds VIP Growth	13.9%
Ivy Funds VIP International Growth	12.8%
Ivy Funds VIP International Core Equity	7.0%
Ivy Funds VIP Small Cap Growth	6.0%
Ivy Funds VIP Value	5.0%
Ivy Funds VIP Mid Cap Growth	4.0%
Ivy Funds VIP Small Cap Value	1.0%
Cash and Cash Equivalents	0.3%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

Pathfinder Portfolios *(in thousands)* JUNE 30, 2013 (UNAUDITED)

Pathfinder Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Growth	1,341	$14,376
Ivy Funds VIP International Core Equity	653	10,837
Ivy Funds VIP International Growth	1,709	14,325
Ivy Funds VIP Mid Cap Growth	795	7,244
Ivy Funds VIP Money Market	3,656	3,656
Ivy Funds VIP Small Cap Growth (A)	649	7,245
Ivy Funds VIP Small Cap Value	418	7,217
Ivy Funds VIP Value	1,061	7,222
TOTAL AFFILIATED MUTUAL FUNDS – 99.3%		**$72,122**

(Cost: $70,064)

SHORT-TERM SECURITIES – 0.7%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (B)	$ 523	$ 523

(Cost: $523)

TOTAL INVESTMENT SECURITIES – 100.0%	**$72,645**
(Cost: $70,587)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%	11
NET ASSETS – 100.0%	**$72,656**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$72,122	$ —	$—
Short-Term Securities	—	523	—
Total	$72,122	$523	$—

As of June 30, 2013, there were no transfers between Level 1 and 2 during the period.

See Accompanying Notes to Financial Statements.

Pathfinder Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	2,336	$ 18,196
Ivy Funds VIP Growth	1,202	12,887
Ivy Funds VIP International Core Equity	325	5,397
Ivy Funds VIP International Growth	1,276	10,702
Ivy Funds VIP Limited-Term Bond	4,477	21,731
Ivy Funds VIP Mid Cap Growth	238	2,165
Ivy Funds VIP Money Market	27,308	27,308
Ivy Funds VIP Small Cap Growth (A)	582	6,495
Ivy Funds VIP Small Cap Value	62	1,078
Ivy Funds VIP Value	317	2,158
TOTAL AFFILIATED MUTUAL FUNDS – 99.4%		**$108,117**

(Cost: $104,268)

SHORT-TERM SECURITIES – 0.5%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (B)	$ 575	$ 575

(Cost: $575)

TOTAL INVESTMENT SECURITIES – 99.9%	**$108,692**
(Cost: $104,843)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%	119
NET ASSETS – 100.0%	**$108,811**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$108,117	$ —	$—
Short-Term Securities	—	575	—
Total	$108,117	$575	$—

As of June 30, 2013, there were no transfers between Level 1 and 2 during the period.

Pathfinder Portfolios *(in thousands)* JUNE 30, 2013 (UNAUDITED)

Pathfinder Moderate

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	15,648	$121,905
Ivy Funds VIP Growth	11,410	122,314
Ivy Funds VIP International Core Equity	4,940	81,962
Ivy Funds VIP International Growth	14,537	121,880
Ivy Funds VIP Limited-Term Bond	16,998	82,503
Ivy Funds VIP Mid Cap Growth	3,608	32,870
Ivy Funds VIP Money Market	124,414	124,414
Ivy Funds VIP Small Cap Growth (A)	5,152	57,533
Ivy Funds VIP Small Cap Value	1,896	32,748
Ivy Funds VIP Value	6,021	40,965
TOTAL AFFILIATED MUTUAL FUNDS – 99.7%		**$819,094**

(Cost: $766,134)

SHORT-TERM SECURITIES – 0.1%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (B)	$ 678	$ 678

(Cost: $678)

TOTAL INVESTMENT SECURITIES – 99.8%	**$819,772**

(Cost: $766,812)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%	1,379
NET ASSETS – 100.0%	**$821,151**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$819,094	$ —	$—
Short-Term Securities	—	678	—
Total	$819,094	$678	$—

As of June 30, 2013, there were no transfers between Level 1 and 2 during the period.

Pathfinder Moderately Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	18,318	$142,705
Ivy Funds VIP Growth	13,357	143,181
Ivy Funds VIP International Core Equity	6,940	115,135
Ivy Funds VIP International Growth	20,420	171,209
Ivy Funds VIP Mid Cap Growth	5,280	48,099
Ivy Funds VIP Money Market	145,650	145,650
Ivy Funds VIP Small Cap Growth (A)	6,893	76,971
Ivy Funds VIP Small Cap Value	3,884	67,088
Ivy Funds VIP Value	7,048	47,954
TOTAL AFFILIATED MUTUAL FUNDS – 100.0%		**$957,992**

(Cost: $892,222)

SHORT-TERM SECURITIES – 0.1%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (B)	$ 497	$ 497

(Cost: $497)

TOTAL INVESTMENT SECURITIES –100.1%	**$958,489**

(Cost: $892,719)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)	(439)
NET ASSETS – 100.0%	**$958,050**

See Accompanying Notes to Financial Statements.

Pathfinder Portfolios *(in thousands)* JUNE 30, 2013 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$957,992	$ —	$—
Short-Term Securities	—	497	—
Total	$957,992	$497	$—

As of June 30, 2013, there were no transfers between Level 1 and 2 during the period.

Pathfinder Moderately Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	4,894	$ 38,128
Ivy Funds VIP Growth	3,331	35,705
Ivy Funds VIP International Core Equity	1,082	17,945
Ivy Funds VIP International Growth	3,940	33,038
Ivy Funds VIP Limited-Term Bond	7,975	38,707
Ivy Funds VIP Mid Cap Growth	1,129	10,281
Ivy Funds VIP Money Market	51,885	51,885
Ivy Funds VIP Small Cap Growth (A)	1,381	15,424
Ivy Funds VIP Small Cap Value	148	2,561
Ivy Funds VIP Value	1,883	12,812
TOTAL AFFILIATED MUTUAL FUNDS – 99.7%		**$256,486**
(Cost: $243,284)		

SHORT-TERM SECURITIES – 0.3%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (B)	$ 816	$ 816
(Cost: $816)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$257,302**
(Cost: $244,100)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		**78**
NET ASSETS – 100.0%		**$257,380**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$256,486	$ —	$—
Short-Term Securities	—	816	—
Total	$256,486	$816	$—

As of June 30, 2013, there were no transfers between Level 1 and 2 during the period.

See Accompanying Notes to Financial Statements.

Asset Strategy

ALL DATA IS AS OF JUNE 30, 2013 (UNAUDITED)

Asset Allocation

Stocks	**73.3%**
Consumer Discretionary	31.9%
Financials	16.9%
Information Technology	11.1%
Energy	4.7%
Industrials	2.9%
Health Care	2.3%
Consumer Staples	2.3%
Materials	1.0%
Telecommunication Services	0.2%
Bullion (Gold)	**8.3%**
Purchased Options	**0.5%**
Bonds	**5.0%**
Corporate Debt Securities	4.2%
Loans	0.8%
United States Government and Government Agency Obligations	0.0%
Cash and Cash Equivalents	**12.9%**

Country Weightings

North America	**35.5%**
United States	34.9%
Other North America	0.6%
Pacific Basin	**27.4%**
China	9.1%
Hong Kong	8.4%
Japan	5.9%
Other Pacific Basin	4.0%
Europe	**15.1%**
United Kingdom	8.3%
Other Europe	6.8%
Bullion (Gold)	**8.3%**
Other	**0.2%**
South America	**0.1%**
Cash and Cash Equivalents and Options	**13.4%**

Top 10 Equity Holdings

Company	Country	Sector
Sands China Ltd.	China	Consumer Discretionary
Galaxy Entertainment Group Limited, ADR	Hong Kong	Consumer Discretionary
Delta Topco Limited	United Kingdom	Consumer Discretionary
AIA Group Limited	Hong Kong	Financials
Wynn Resorts, Limited	United States	Consumer Discretionary
Hyundai Motor Company	South Korea	Consumer Discretionary
CBS Corporation, Class B	United States	Consumer Discretionary
ConocoPhillips	United States	Energy
Philip Morris International Inc.	United States	Consumer Staples
Apple Inc.	United States	Information Technology

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Asset Strategy *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.0%		
BAE Systems plc (A)	471	$ 2,743
Boeing Company (The)	30	3,073
European Aeronautic Defence and Space Company (A)	13	706
European Aeronautic Defence and Space Company (A)(B)	79	4,244
General Dynamics Corporation	40	3,157
		13,923
Apparel, Accessories & Luxury Goods – 1.0%		
Prada S.p.A. (A)	1,496	13,580
Application Software – 1.1%		
Intuit Inc.	246	15,007
Asset Management & Custody Banks – 2.7%		
Apollo Global Management, LLC	374	9,018
Blackstone Group L.P. (The)	819	17,255
KKR & Co. L.P.	608	11,959
		38,232
Automobile Manufacturers – 4.6%		
Bayerische Motoren Werke AG (A)	168	14,717
Fuji Heavy Industries Ltd. (A)	59	1,454
Hyundai Motor Company (A)	182	35,957
Nissan Motor Co., Ltd. (A)	276	2,794
Renault S.A. (A)	56	3,775
Toyota Motor Corporation (A)	92	5,562
		64,259
Biotechnology – 0.2%		
Amgen Inc.	26	2,545
Brewers – 0.4%		
Anheuser-Busch InBev S.A., ADR	56	5,009
Broadcasting – 2.5%		
CBS Corporation, Class B	700	34,189
Cable & Satellite – 1.1%		
British Sky Broadcasting Group plc (A)	362	4,365
Comcast Corporation, Class A	107	4,494
DirecTV Group, Inc. (The) (C)	45	2,761
Time Warner Cable Inc.	38	4,240
		15,860
Casinos & Gaming – 13.0%		
Galaxy Entertainment Group Limited, ADR (A)(C)	12,744	62,438

COMMON STOCKS (Continued)	Shares	Value
Casinos & Gaming (Continued)		
Las Vegas Sands, Inc.	52	$ 2,774
Sands China Ltd. (A)	14,800	69,743
Wynn Resorts, Limited	354	45,248
		180,203
Communications Equipment – 1.1%		
Cisco Systems, Inc.	612	14,878
Computer Hardware – 1.8%		
Apple Inc.	64	25,468
Construction & Farm Machinery & Heavy Trucks – 1.1%		
Cummins Inc.	142	15,445
KION Holding 1 GmbH (A)(B)(C)	30	919
		16,364
Consumer Electronics – 0.8%		
Panasonic Corporation (A)	361	2,904
Sony Corporation (A)	406	8,507
		11,411
Diversified Banks – 6.3%		
Agricultural Bank of China Limited (A)	7,043	2,906
Banco Santander Brasil S.A., ADR (C)	74	457
BNP Paribas (A)	51	2,781
China Construction Bank Corporation (A)	4,143	2,933
China Minsheng Banking Corp., Ltd., H Shares (A)	12,976	12,698
DBS Group Holdings Ltd (A)	425	5,193
ICICI Bank Limited (A)	158	2,845
Industrial and Commercial Bank of China Limited, H Shares (A)	4,697	2,961
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A)	1,381	8,519
Sumitomo Mitsui Trust Holdings, Inc. (A)	487	2,273
Mizuho Financial Group, Inc. (A)	3,789	7,870
Royal Bank of Canada (A)	61	3,531
State Bank of India (A)	83	2,719
Sumitomo Mitsui Financial Group, Inc. (A)	203	9,290
Sumitomo Mitsui Trust Holdings, Inc. (A)(B)	1,544	7,208
Toronto-Dominion Bank (A)	45	3,582
Wells Fargo & Company	220	9,084
		86,850
Diversified Capital Markets – 0.1%		
Credit Suisse Group AG, Registered Shares (A)	77	2,031

COMMON STOCKS (Continued)	Shares	Value
Diversified Chemicals – 0.3%		
Dow Chemical Company (The)	145	$ 4,658
Electronic Equipment & Instruments – 0.6%		
Hitachi, Ltd. (A)	1,297	8,330
Electronic Manufacturing Services – 0.2%		
Hon Hai Precision Ind. Co., Ltd. (A)	1,083	2,674
Fertilizers & Agricultural Chemicals – 0.2%		
Mosaic Company (The)	46	2,470
Health Care Supply – 0.2%		
Abbott Laboratories	94	3,286
Hotels, Resorts & Cruise Lines – 1.3%		
Starwood Hotels & Resorts Worldwide, Inc.	284	17,927
Industrial Conglomerates – 0.2%		
Hutchison Whampoa Limited, Ordinary Shares (A)	263	2,765
Integrated Oil & Gas – 1.2%		
Eni S.p.A. (A)	117	2,399
Occidental Petroleum Corporation	161	14,384
		16,783
Internet Retail – 0.5%		
Amazon.com, Inc. (C)	26	7,164
Internet Software & Services – 2.1%		
Baidu.com, Inc., ADR (C)	146	13,769
Google Inc., Class A (C)	2	1,585
Tencent Holdings Limited (A)	373	14,613
		29,967
Investment Banking & Brokerage – 0.4%		
Goldman Sachs Group, Inc. (The)	28	4,295
Nomura Holdings, Inc. (A)	183	1,349
		5,644
IT Consulting & Other Services – 1.8%		
Accenture plc, Class A	61	4,397
Cognizant Technology Solutions Corporation, Class A (C)	249	15,561
International Business Machines Corporation	24	4,606
		24,564
Life & Health Insurance – 4.4%		
AIA Group Limited (A)	11,172	47,318
Ping An Insurance (Group) Company of China, Ltd., A Shares (A)	351	1,987

Asset Strategy (in thousands) JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Life & Health Insurance (Continued)		
Ping An Insurance (Group) Company of China, Ltd., H Shares (A)	1,636	$11,007
		60,312
Managed Health Care – 0.3%		
UnitedHealth Group Incorporated	60	3,935
Movies & Entertainment – 7.1%		
Delta Topco Limited (C)(D)	56,728	59,030
Ithaca Holdings, LLC (C)(D)(E)	19	6,472
Legend Pictures LLC, Ltd. (C)(D)(E)	10	18,192
News Corporation Limited, Class A	436	14,197
		97,891
Multi-Line Insurance – 1.9%		
American International Group, Inc. (C)	413	18,443
Axa S.A. (A)	175	3,444
Zurich Financial Services, Registered Shares (A)	19	4,825
		26,712
Office Electronics – 0.5%		
Canon Inc. (A)	224	7,310
Oil & Gas Equipment & Services – 0.2%		
Halliburton Company	83	3,454
Oil & Gas Exploration & Production – 2.0%		
ConocoPhillips	459	27,770
Oil & Gas Refining & Marketing – 1.3%		
Phillips 66	305	17,938
Other Diversified Financial Services – 0.8%		
Citigroup Inc.	97	4,639
ING Groep N.V., Certicaaten Van Aandelen (A)(C)	306	2,787
JPMorgan Chase & Co.	72	3,790
		11,216
Pharmaceuticals – 1.6%		
AstraZeneca plc (A)	56	2,648
Pfizer Inc.	490	13,734
Roche Holdings AG, Genusscheine (A)	14	3,558
Teva Pharmaceutical Industries Limited, ADR	54	2,132
		22,072
Property & Casualty Insurance – 0.3%		
ACE Limited	23	2,085
Allstate Corporation (The)	57	2,757
		4,842

COMMON STOCKS (Continued)	Shares	Value
Railroads – 0.3%		
Central Japan Railway Company (A)	12	$ 1,419
Union Pacific Corporation	14	2,144
		3,563
Semiconductor Equipment – 1.3%		
ASML Holding N.V., Ordinary Shares (A)	226	17,795
Semiconductors – 0.6%		
Samsung Electronics Co., Ltd. (A)	3	3,760
Texas Instruments Incorporated	139	4,854
		8,614
Specialty Chemicals – 0.3%		
LyondellBasell Industries N.V., Class A	69	4,598
Steel – 0.2%		
Posco (A)	10	2,588
Tobacco – 1.9%		
Philip Morris International Inc.	312	27,026
Trading Companies & Distributors – 0.3%		
Mitsui & Co., Ltd. (A)	327	4,103
Wireless Telecommunication Service – 0.2%		
NTT DoCoMo, Inc. (A)	2	2,797
TOTAL COMMON STOCKS – 73.3%		**$1,020,577**
(Cost: $791,079)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Apple Inc.:		
Call $475.00, Expires 1-18-14, OTC (Ctrpty: Goldman Sachs Bank USA)	98	86
Call $510.00, Expires 1-18-14, OTC (Ctrpty: Goldman Sachs Bank USA)	196	97
EURO STOXX 50 Index:		
Call EUR2,575.00, Expires 8-17-13, OTC (Ctrpty: Morgan Stanley & Co., Inc.) (F)	597	$ 715
Call EUR2,625.00, Expires 9-21-13, OTC (Ctrpty: Morgan Stanley & Co., Inc.) (F)	596	696
Call EUR2,725.00, Expires 9-21-13, OTC (Ctrpty: Bank of America N.A.) (F)	602	370
Halliburton Company,		
Call $44.00, Expires 7-20-13, OTC (Ctrpty: Deutsche Bank AG)	648	16
Merck & Co., Inc.:		
Call $45.00, Expires 10-19-13, OTC (Ctrpty: Goldman Sachs Bank USA)	1,653	445
Call $48.00, Expires 10-19-13, OTC (Ctrpty: Goldman Sachs Bank USA)	2,097	242
Call $50.00, Expires 10-19-13, OTC (Ctrpty: Goldman Sachs Bank USA)	51	3
Nikkei 225 Index:		
Call JPY15,500.00, Expires 7-12-13, OTC (Ctrpty: Morgan Stanley & Co., Inc.) (F)	153	12
Call JPY15,750.00, Expires 7-12-13, OTC (Ctrpty: Morgan Stanley & Co., Inc.) (F)	153	6
Call JPY14,000.00, Expires 8-9-13, OTC (Ctrpty: Morgan Stanley & Co., Inc.) (F)	84	368
Call JPY14,000.00, Expires 9-13-13, OTC (Ctrpty: Morgan Stanley & Co., Inc.) (F)	107	656
Call JPY14,000.00, Expires 9-13-13, OTC (Ctrpty: JP Morgan Securities, Inc.) (F)	187	1,147
Call JPY14,500.00, Expires 9-13-13, OTC (Ctrpty: JP Morgan Securities, Inc.) (F)	105	450

Asset Strategy (in thousands)

PURCHASED OPTIONS (Continued)	Number of Contracts (Unrounded)	Value
S&P 500 Index:		
Call $1,680.00, Expires 7-20-13	179	$ 17
Call $1,600.00, Expires 8-17-13	264	998
Call $1,685.00, Expires 8-17-13	130	65
Call $1,690.00, Expires 8-17-13	133	55
Call $1,675.00, Expires 9-21-13	498	735
TOTAL PURCHASED OPTIONS – 0.5%		**$ 7,179**

(Cost: $8,753)

CORPORATE DEBT SECURITIES	Principal	Value
Automobile Manufacturers – 0.1%		
Toyota Motor Credit Corporation, 2.560%, 1-18-15 (G)	$ 1,050	1,042
Food Distributors – 0.3%		
U.S. Foodservice, Inc., 8.500%, 6-30-19	4,063	4,246
Homebuilding – 0.0%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9-28-15	327	111
Independent Power Producers & Energy Traders – 0.1%		
CESP – Companhia Energetica de Sao Paulo, 9.750%, 1-15-15 (B)(F)	BRL 1,550	1,054
Movies & Entertainment – 3.7%		
Circuit of the Americas LLC, Series A, 16.000%, 7-31-18	$ 2,500	2,256
Circuit of the Americas LLC, Series B, 16.000%, 7-31-18 (H)	2,745	2,477
Delta Topco Limited, 10.000%, 11-24-60 (D)(H)	46,903	46,877
		51,610
TOTAL CORPORATE DEBT SECURITIES – 4.2%		**$58,063**

(Cost: $58,898)

LOANS	Principal	Value
Movies & Entertainment – 0.8%		
Circuit of the Americas LLC, 6.000%, 6-30-17 (G)	700	$ 700
Formula One Holdings Ltd. and Alpha Topco Limited, 9.250%, 10-16-19 (G)	10,400	10,907
		11,607
TOTAL LOANS – 0.8%		**$ 11,607**

(Cost: $10,958)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.0%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.500%, 9-15-17 (I)	501	23
5.000%, 11-15-17 (I)	15	—*
5.000%, 4-15-19 (I)	55	1
5.500%, 3-15-23 (I)	130	12
5.500%, 10-15-25 (I)	429	56
6.000%, 11-15-35 (I)	263	39
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6-25-23 (I)	195	26
5.000%, 11-25-23 (I)	55	1
5.500%, 8-25-33 (I)	312	29
5.500%, 4-25-34 (I)	506	74
5.500%, 11-25-36 (I)	669	91
Government National Mortgage Association Agency REMIC/CMO:		
5.500%, 3-20-32 (I)	177	11
5.000%, 7-20-33 (I)	67	4
5.500%, 11-20-33 (I)	344	19
5.500%, 7-20-35 (I)	214	34
		420
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		**$ 420**

(Cost: $1,602)

BULLION – 8.3%	Troy Ounces	Value
Gold	94	115,749

(Cost: $105,614)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 11.4%		
Abbott Laboratories, 0.100%, 8-22-13 (J)	$20,000	$ 19,996
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.170%, 8-26-13 (J)	15,000	14,995
American Honda Finance Corporation (GTD by Honda Motor Co.), 0.120%, 8-7-13 (J)	10,000	9,999
AT&T Inc., 0.160%, 7-22-13 (J)	10,250	10,249
Bank of Nova Scotia, 0.130%, 7-16-13 (J)	5,000	5,000
Becton Dickinson & Co., 0.170%, 7-31-13 (J)	5,000	4,999
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited):		
0.100%, 7-22-13 (J)	5,000	5,000
0.100%, 7-23-13 (J)	6,845	6,845
Clorox Company (The), 0.270%, 7-9-13 (J)	5,900	5,900
Ecolab Inc., 0.240%, 7-10-13 (J)	4,000	4,000
Exxon Mobil Corporation:		
0.050%, 7-24-13 (J)	6,000	6,000
0.080%, 7-30-13 (J)	3,000	3,000
John Deere Canada ULC (GTD by Deere & Company), 0.100%, 7-10-13 (J)	6,000	6,000
John Deere Financial Limited (GTD by John Deere Capital Corporation):		
0.100%, 7-1-13 (J)	5,000	5,000
0.100%, 7-2-13 (J)	5,998	5,998
Kellogg Co., 0.150%, 7-1-13 (J)	6,000	6,000
Kroger Co. (The), 0.300%, 7-8-13 (J)	10,000	9,999
Mondelez International, Inc., 0.150%, 7-1-13 (J)	3,192	3,192
Nestle Finance International Ltd. (GTD by Nestle S.A.), 0.120%, 7-24-13 (J)	10,000	9,999
Target Corporation, 0.080%, 7-1-13 (J)	10,000	10,000
Total Capital Canada Ltd. (GTD by Total S.A.), 0.090%, 7-10-13 (J)	6,000	6,000
		158,171

Asset Strategy (in thousands) JUNE 30, 2013 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (K)	$1,038	$1,038
Municipal Obligations – Taxable – 0.2%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.050%, 7-1-13 (K)	1,000	1,000
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.050%, 7-1-13 (K)	$2,644	$2,644
		3,644
Treasury Bills – 0.4%		
United States Treasury Bills, 0.040%, 10-3-13	$ 5,000	$ 4,999
TOTAL SHORT-TERM SECURITIES – 12.1%		**$ 167,852**
(Cost: $167,854)		
TOTAL INVESTMENT SECURITIES – 99.2%		**$1,381,447**
(Cost: $1,144,758)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%		**10,737**
NET ASSETS – 100.0%		**$1,392,184**

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2013, the total value of these securities amounted to $13,425 or 1.0% of net assets.

(C)No dividends were paid during the preceding 12 months.

(D)Restricted securities. At June 30, 2013, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Value
Delta Topco Limited	1–23–12 to 5–1–12	56,728	$ 38,354	$ 59,030
Ithaca Holdings, LLC	4–23–13	19	6,472	6,472
Legend Pictures LLC, Ltd.	12–18–12	10	18,162	18,192
		Principal		
Delta Topco Limited, 10.000%, 11-24-60	1–23–12 to 6–18–12	$46,903	47,435	46,877
			$110,423	$130,571

The total value of these securities represented 9.4% of net assets at June 30, 2013.

(E)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes which is owned by the Portfolio.

(F)Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, EUR – Euro and JPY – Japanese Yen).

(G)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013.

(H)Payment-in-kind bonds.

(I)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(J)Rate shown is the yield to maturity at June 30, 2013.

(K)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Barclays Capital, Inc.	2,411,818	7-22-13	$ 284	$ —
Sell	Japanese Yen	Deutsche Bank AG	5,739,913	7-22-13	2,151	—
					$2,435	$ —

Asset Strategy *(in thousands)* JUNE 30, 2013 (UNAUDITED)

The following futures contracts were outstanding at June 30, 2013 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Depreciation
Gold 100 oz Future August 2013	Short	8-30-13	440	$(54,195)	$(1,077)

The following written options were outstanding at June 30, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
EURO STOXX 50 Index	Morgan Stanley & Co., Inc.	Put	597	August 2013	EUR 2,625.00	$ 312	$ (706)
	Morgan Stanley & Co., Inc.	Call	597	August 2013	2,725.00	117	(197)
	Bank of America N.A.	Put	602	September 2013	2,475.00	651	(473)
	Morgan Stanley & Co., Inc.	Call	596	September 2013	2,800.00	123	(200)
Halliburton Company	Deutsche Bank AG	Put	648	July 2013	$ 37.00	97	(6)
Nikkei 225 Index	UBS AG	Put	32	July 2013	JPY 12,500.00	75	(20)
	UBS AG	Put	52	August 2013	12,500.00	128	(110)
	Morgan Stanley & Co., Inc.	Call	84	August 2013	16,000.00	48	(37)
S&P 500 Index	N/A	Put	133	August 2013	$ 1,550.00	252	(277)
	N/A	Call	264	August 2013	1,655.00	184	(315)
	N/A	Put	366	September 2013	1,500.00	899	(787)
						$2,886	$(3,128)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 936,883	$ —	$ 83,694
Purchased Options	1,870	5,309	—
Corporate Debt Securities	—	6,453	51,610
Loans	—	—	11,607
United States Government Agency Obligations	—	420	—
Bullion	115,749	—	—
Short-Term Securities	—	167,852	—
Total	$1,054,502	$180,034	$146,911
Forward Foreign Currency Contracts	$ —	$ 2,435	$ —
Liabilities			
Futures Contracts	$ 1,077	$ —	$ —
Written Options	$ 1,378	$ 1,750	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	**Corporate Debt Securities**	**Senior Loans**
Beginning Balance 1-1-13	$62,482	$48,655	$11,345
Net realized gain (loss)	—	—	—
Net change in unrealized appreciation (depreciation)	14,739	(538)	279
Purchases	6,473	3,493	—
Sales	—	—	(25)
Accrued discounts/premiums	—	—	8
Transfers into Level 3 during the period	—	—	—
Transfers out of Level 3 during the period	—	—	—
Ending Balance 6-30-13	**$83,694**	**$51,610**	**$11,607**
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-13	**$14,739**	**$ (538)**	**$ 279**

During the period ended June 30, 2013, securities totaling $335,244 were transferred from Level 2 to Level 1 due to lack of significant market movements following the close of local trading.

Asset Strategy (in thousands) JUNE 30, 2013 (UNAUDITED)

Quantitative Information about Level 3 fair value measurements:

	Fair Value at 6-30-13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$24,664	Purchase price	Purchase price
	59,030	See below(1)	
Corporate Debt Securities	4,733	Broker quote	Broker quote
	46,877	See below(1)	
Loans	11,607	Third-party valuation service	Broker quotes

(1) At June 30, 2013, Asset Strategy Portfolio held (minority stake) investments in private-placement common stock and corporate debt securities. Because of the unique nature of these securities, the Valuation Committee, as described on page 175, determined the enterprise value after considering the results of multiple valuation methodologies, including both a comparison to market comparable companies and a discounted cash flow model. The total enterprise value was then allocated to the common stock and corporate debt securities held by the Portfolio.

Under the market comparable companies' model, the most significant input was the price-earnings ratio, for which a range of 19 to 23 was considered to be the range that market participants would take into account when pricing the issuer.

Using a discounted cash flows model, the most significant inputs (and related range of assumptions anticipated to be used by market participants) were the long-term growth rate (2.5%), and the weighted average cost of capital (8.4%).

The Valuation Committee also applied an illiquidity discount of 10% for purposes of this valuation.

Significant increase in price-earnings ratio or long-term growth rate inputs could result in a higher fair value measurement. However, significant increase in weighted average cost of capital of illiquidity discount inputs could result in a lower fair value measurement.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)	
United States	34.9%
China	9.1%
Hong Kong	8.4%
United Kingdom	8.3%
Japan	5.9%
South Korea	3.0%

Country Diversification (Continued)

Netherlands	1.8%
Germany	1.2%
Italy	1.2%
France	1.1%
Canada	0.6%
Other Countries	2.8%
Other+	21.7%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**72.0%**
Consumer Discretionary	16.4%
Industrials	13.9%
Financials	10.8%
Information Technology	9.1%
Consumer Staples	7.4%
Energy	6.6%
Health Care	5.2%
Materials	2.6%
Bonds	**25.0%**
Corporate Debt Securities	18.8%
United States Government and Government Agency Obligations	5.5%
Other Government Securities	0.7%
Cash and Cash Equivalents	**3.0%**

Top 10 Equity Holdings

Company	Sector
Limited Brands, Inc.	Consumer Discretionary
Anheuser-Busch InBev S.A., ADR	Consumer Staples
JPMorgan Chase & Co.	Financials
PNC Financial Services Group, Inc. (The)	Financials
Home Depot, Inc. (The)	Consumer Discretionary
Union Pacific Corporation	Industrials
Johnson & Johnson	Health Care
Harley-Davidson, Inc.	Consumer Discretionary
Cisco Systems, Inc.	Information Technology
Brown-Forman Corporation, Class B	Consumer Staples

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Balanced *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 5.4%		
Boeing Company (The)	58	$ 5,922
General Dynamics Corporation	50	3,924
Honeywell International Inc.	69	5,474
Precision Castparts Corp.	22	4,904
		20,224
Apparel Retail – 3.4%		
Gap, Inc. (The)	105	4,390
Limited Brands, Inc.	167	8,230
		12,620
Application Software – 1.1%		
Intuit Inc.	70	4,272
Asset Management & Custody Banks – 1.6%		
Northern Trust Corporation	102	5,917
Auto Parts & Equipment – 0.7%		
Johnson Controls, Inc.	78	2,774
Brewers – 2.1%		
Anheuser-Busch InBev S.A., ADR	86	7,762
Broadcasting – 1.5%		
CBS Corporation, Class B	118	5,781
Cable & Satellite – 1.3%		
Time Warner Cable Inc.	44	4,949
Communications Equipment – 1.6%		
Cisco Systems, Inc.	250	6,078
Computer Hardware – 1.2%		
Apple Inc.	12	4,555
Construction & Farm Machinery & Heavy Trucks – 1.4%		
Cummins Inc.	47	5,130
Distillers & Vintners – 1.6%		
Brown-Forman Corporation, Class B	88	5,961
Diversified Chemicals – 1.2%		
Dow Chemical Company (The)	145	4,649
Electrical Components & Equipment – 1.2%		
Rockwell Automation, Inc.	54	4,498
Fertilizers & Agricultural Chemicals – 1.4%		
Monsanto Company	50	4,920
Health Care Equipment – 1.3%		
Covidien plc	78	4,902
Home Improvement Retail – 1.8%		
Home Depot, Inc. (The)	87	6,755
Hotels, Resorts & Cruise Lines – 1.3%		
Hyatt Hotels Corporation, Class A (A)	124	5,013

COMMON STOCKS (Continued)	Shares	Value
Household Products – 1.2%		
Colgate-Palmolive Company	81	$ 4,623
Industrial Conglomerates – 1.2%		
3M Company	42	4,626
Industrial Machinery – 2.9%		
Pall Corporation	74	4,922
Pentair, Inc.	103	5,919
		10,841
Internet Retail – 1.3%		
Amazon.com, Inc. (A)	18	4,971
Internet Software & Services – 1.3%		
Google Inc., Class A (A)	5	4,754
IT Consulting & Other Services – 0.7%		
Cognizant Technology Solutions Corporation, Class A (A)	44	2,761
Managed Health Care – 0.7%		
UnitedHealth Group Incorporated	42	2,776
Motorcycle Manufacturers – 1.7%		
Harley-Davidson, Inc.	115	6,282
Movies & Entertainment – 1.4%		
News Corporation Limited, Class B	165	5,419
Multi-Line Insurance – 1.4%		
American International Group, Inc. (A)	117	5,221
Oil & Gas Equipment & Services – 2.6%		
National Oilwell Varco, Inc.	74	5,099
Schlumberger Limited	62	4,464
		9,563
Oil & Gas Exploration & Production – 2.3%		
Cabot Oil & Gas Corporation	40	2,848
ConocoPhillips	97	5,862
		8,710
Oil & Gas Refining & Marketing – 1.3%		
Phillips 66	86	5,052
Oil & Gas Storage & Transportation – 0.4%		
Regency Energy Partners LP	54	1,467
Other Diversified Financial Services – 3.3%		
Citigroup Inc.	98	4,720
JPMorgan Chase & Co.	142	7,486
		12,206
Packaged Foods & Meats – 1.1%		
Mead Johnson Nutrition Company	52	4,152

COMMON STOCKS (Continued)	Shares	Value
Personal Products – 1.4%		
Estee Lauder Companies, Inc. (The), Class A	80	$ 5,242
Pharmaceuticals – 3.2%		
GlaxoSmithKline plc, ADR	109	5,437
Johnson & Johnson	74	6,379
		11,816
Property & Casualty Insurance – 2.6%		
Berkshire Hathaway Inc., Class B (A)	49	5,517
Travelers Companies, Inc. (The)	55	4,420
		9,937
Publishing – 0.6%		
Pearson plc (B)	129	2,296
Railroads – 1.8%		
Union Pacific Corporation	43	6,634
Regional Banks – 1.9%		
PNC Financial Services Group, Inc. (The)	98	7,132
Restaurants – 1.4%		
Starbucks Corporation	79	5,154
Semiconductor Equipment – 1.2%		
Applied Materials, Inc.	296	4,418
Semiconductors – 2.0%		
Altera Corporation	85	2,811
Microchip Technology Incorporated	122	4,547
		7,358
TOTAL COMMON STOCKS – 72.0%		**$270,171**
(Cost: $199,769)		
CORPORATE DEBT SECURITIES	**Principal**	
Aerospace & Defense – 0.2%		
General Dynamics Corporation, 1.000%, 11-15-17	$ 500	482
Northrop Grumman Corporation, 1.750%, 6-1-18	250	242
		724
Apparel Retail – 0.6%		
Limited Brands, Inc.:		
6.900%, 7-15-17	250	278
6.625%, 4-1-21	1,460	1,586
5.625%, 2-15-22	414	420
		2,284

Balanced *(in thousands)* JUNE 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Apparel, Accessories & Luxury Goods – 0.3%		
LVMH Moet Hennessy – Louis Vuitton, 1.625%, 6-29-17 (C)	$1,000	$ 984
Auto Parts & Equipment – 0.1%		
Delphi Corporation, 5.000%, 2-15-23	411	422
Automobile Manufacturers – 1.2%		
Ford Motor Company, Convertible, 4.250%, 11-15-16	2,000	3,614
Toyota Motor Credit Corporation:		
0.564%, 5-17-16 (D)	500	499
2.050%, 1-12-17	500	506
		4,619
Banking – 0.2%		
Commonwealth Bank of Australia New York, 1.950%, 3-16-15	600	611
Biotechnology – 0.2%		
Amgen Inc., 2.125%, 5-15-17	750	753
Brewers – 0.3%		
Anheuser-Busch InBev Worldwide Inc., 5.375%, 11-15-14	500	531
Heineken N.V., 1.400%, 10-1-17 (C)	250	243
SABMiller Holdings Inc., 3.750%, 1-15-22 (C)	250	254
		1,028
Broadcasting – 0.8%		
CBS Corporation:		
8.875%, 5-15-19	1,500	1,933
4.300%, 2-15-21	500	519
Discovery Communications, LLC:		
4.375%, 6-15-21	500	525
3.300%, 5-15-22	200	191
		3,168
Cable & Satellite – 0.4%		
DIRECTV Holdings LLC, 2.400%, 3-15-17	750	754
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 3.500%, 3-1-16	500	525
Pearson Funding Five plc, 3.250%, 5-8-23 (C)	300	276
		1,555
Construction & Farm Machinery & Heavy Trucks – 0.1%		
Caterpillar Inc., 1.375%, 5-27-14	500	504

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance – 1.1%		
American Express Credit Corporation, 5.125%, 8-25-14	$ 400	$ 419
American Honda Finance Corporation, 0.648%, 5-26-16 (C)(D)	500	499
Capital One Financial Corporation:		
2.125%, 7-15-14	500	506
1.000%, 11-6-15	500	493
Caterpillar Financial Services Corporation, 1.550%, 12-20-13	500	503
Ford Motor Credit Company LLC, 3.875%, 1-15-15	500	515
General Motors Financial Company, Inc., 2.750%, 5-15-16 (C)	448	441
Penske Truck Leasing Co., LP and PTL Finance Corp., 2.500%, 7-11-14 (C)	250	254
USAA Capital Corporation, 1.050%, 9-30-14 (C)	500	503
		4,133
Data Processing & Outsourced Services – 0.2%		
Fidelity National Financial, Inc., 6.600%, 5-15-17	800	886
Distillers & Vintners – 0.5%		
Beam Inc.:		
1.875%, 5-15-17	300	299
1.750%, 6-15-18	250	245
Brown-Forman Corporation, 1.000%, 1-15-18	1,000	962
Constellation Brands, Inc., 3.750%, 5-1-21	570	534
		2,040
Distributors – 0.1%		
LKQ Corporation, 4.750%, 5-15-23 (C)	282	269
Diversified Banks – 1.2%		
Bank of America Corporation, 1.093%, 3-22-16 (D)	1,000	998
Bank of Montreal, 1.300%, 10-31-14 (C)	500	505
Bank of New York Mellon Corporation (The), 1.500%, 1-31-14	500	503
Bank of Nova Scotia (The), 1.450%, 4-25-18	500	482
Barclays Bank plc, 2.375%, 1-13-14	300	302
National Australia Bank Limited, 0.900%, 1-20-16	500	496

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
U.S. Bancorp, 4.200%, 5-15-14	$ 500	$ 516
Wells Fargo & Company:		
3.676%, 6-15-16 (D)	250	267
1.500%, 1-16-18	250	244
		4,313
Diversified Chemicals – 0.1%		
Airgas, Inc., 1.650%, 2-15-18	500	485
Diversified Metals & Mining – 0.2%		
Freeport-McMoRan Copper & Gold Inc., 2.375%, 3-15-18 (C)	150	143
Rio Tinto Finance (USA) Limited, 8.950%, 5-1-14	500	532
		675
Drug Retail – 0.3%		
CVS Caremark Corporation, 3.250%, 5-18-15	950	989
Fertilizers & Agricultural Chemicals – 0.1%		
Monsanto Company, 2.750%, 4-15-16	500	522
Food Distributors – 0.7%		
Campbell Soup Company, 2.500%, 8-2-22	700	638
Cargill, Inc., 4.307%, 5-14-21 (C)	1,219	1,284
ConAgra Foods, Inc., 1.300%, 1-25-16	250	250
General Mills, Inc., 0.576%, 1-29-16 (D)	250	250
		2,422
General Merchandise Stores – 0.1%		
Target Corporation, 1.125%, 7-18-14	500	503
Health Care Equipment – 0.1%		
Stryker Corporation, 2.000%, 9-30-16	500	513
Health Care Services – 0.4%		
Quest Diagnostics Incorporated, 3.200%, 4-1-16	1,000	1,037
Health Care Supplies – 0.1%		
DENTSPLY International Inc., 2.750%, 8-15-16	250	257
Mallinckrodt International Finance S.A., 3.500%, 4-15-18 (C)	250	247
		504
Home Improvement Retail – 0.1%		
Home Depot, Inc. (The), 4.400%, 4-1-21	375	411

Balanced *(in thousands)* JUNE 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Hotels, Resorts & Cruise Lines – 0.1%		
Hyatt Hotels Corporation, 3.375%, 7-15-23	$ 250	$ 233
Household Products – 0.1%		
Church & Dwight Co., Inc., 2.875%, 10-1-22	250	236
Colgate-Palmolive Company, 1.250%, 5-1-14	250	252
		488
Hypermarkets & Super Centers – 0.2%		
Wal-Mart Stores, Inc., 2.875%, 4-1-15	875	910
Independent Finance – 0.1%		
Fidelity National Information Services, Inc., 2.000%, 4-15-18	250	241
Industrial – Other – 0.1%		
Toll Brothers Finance Corp., 4.375%, 4-15-23	500	465
Industrial Conglomerates – 0.1%		
General Electric Capital Corporation, 0.993%, 4-2-18 (D)	500	502
Industrial Gases – 0.5%		
Praxair, Inc.:		
4.375%, 3-31-14	1,500	1,542
3.000%, 9-1-21	500	493
		2,035
Industrial Machinery – 0.7%		
Eaton Corporation, 0.603%, 6-16-14 (D)	500	500
Illinois Tool Works Inc., 5.150%, 4-1-14	1,500	1,550
Ingersoll-Rand Global Holding Company Limited, 2.875%, 1-15-19 (C)	150	148
		2,198
Integrated Oil & Gas – 0.1%		
Cenovus Energy Inc., 4.500%, 9-15-14	250	261
Internet Retail – 0.1%		
Amazon.com, Inc., 0.650%, 11-27-15	250	249
Investment Banking & Brokerage – 0.1%		
Goldman Sachs Group, Inc. (The), 1.600%, 11-23-15	500	501
IT Consulting & Other Services – 0.4%		
International Business Machines Corporation:		
1.250%, 5-12-14	1,000	1,007
0.253%, 2-4-15 (D)	500	499
		1,506

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Leisure Products – 0.1%		
Mattel, Inc., 2.500%, 11-1-16	$ 250	$ 258
Life & Health Insurance – 0.6%		
Metropolitan Life Global Funding I:		
2.000%, 1-10-14 (C)	800	807
2.500%, 9-29-15 (C)	1,000	1,034
Prudential Financial, Inc., 4.750%, 9-17-15	500	538
		2,379
Managed Health Care – 0.1%		
WellPoint, Inc., 1.875%, 1-15-18	500	489
Metal & Glass Containers – 0.2%		
BlueScope Steel (Finance) Limited and BlueScope Steel Finance (USA) LLC, 7.125%, 5-1-18 (C)	555	563
Movies & Entertainment – 0.4%		
News American Incorporated, 3.000%, 9-15-22	1,000	933
Viacom Inc., 4.375%, 9-15-14	500	521
		1,454
Oil & Gas Drilling – 0.1%		
Transocean Inc., 2.500%, 10-15-17	500	494
Oil & Gas Equipment & Services – 0.3%		
National Oilwell Varco, Inc., 1.350%, 12-1-17	250	243
Schlumberger Investment S.A. (GTD by Schlumberger Ltd)., 1.250%, 8-1-17 (C)	500	485
Schlumberger S.A. (GTD by Schlumberger Ltd.), 2.650%, 1-15-16 (C)	500	518
		1,246
Oil & Gas Exploration & Production – 0.6%		
ConocoPhillips (GTD by ConocoPhillips Company), 4.750%, 2-1-14	415	425
EOG Resources, Inc., 2.500%, 2-1-16	1,000	1,035
Southwestern Energy Company, 4.100%, 3-15-22	600	597
		2,057
Other Diversified Financial Services – 1.1%		
Citigroup Inc., 1.250%, 1-15-16	250	247
JPMorgan Chase & Co.:		
4.650%, 6-1-14	1,000	1,036

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services (Continued)		
JPMorgan Chase & Co. (Continued)		
0.726%, 4-23-15 (D)	$ 500	$ 499
1.100%, 10-15-15	500	497
3.450%, 3-1-16	1,000	1,043
3.150%, 7-5-16	500	519
7.900%, 4-29-49 (D)	500	565
		4,406
Other Non-Agency REMIC/CMO – 0.0%		
Banco Hipotecario Nacional:		
7.916%, 7-25-09 (C)(E)	17	—
8.000%, 3-31-11 (C)(E)	4	—
		—
Packaged Foods & Meats – 0.3%		
Kraft Foods Inc., 4.125%, 2-9-16	1,000	1,069
Personal Products – 0.2%		
Estee Lauder Companies, Inc. (The), 2.350%, 8-15-22	600	557
Kimberly-Clark Corporation, 0.394%, 5-15-16 (D)	250	250
		807
Property & Casualty Insurance – 0.1%		
Berkshire Hathaway Inc.:		
0.800%, 2-11-16	250	249
1.550%, 2-9-18	250	245
		494
Railroads – 0.2%		
Burlington Northern Santa Fe, LLC, 3.050%, 3-15-22	400	389
Kansas City Southern de Mexico, S.A. de C.V., 2.350%, 5-15-20 (C)	300	290
		679
Regional Banks – 0.1%		
Canadian Imperial Bank of Commerce, 0.900%, 10-1-15	250	250
PNC Bank, N.A., 0.800%, 1-28-16	250	248
		498
Restaurants – 0.1%		
YUM! Brands, Inc., 4.250%, 9-15-15	500	532
Retail Stores – 0.1%		
Dollar General Corporation:		
4.125%, 7-15-17	100	105
1.875%, 4-15-18	250	242
		347
Semiconductors – 0.1%		
Broadcom Corporation, 2.700%, 11-1-18	250	256

Balanced *(in thousands)* JUNE 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Soft Drinks – 0.5%		
PepsiCo, Inc.:		
3.750%, 3-1-14	$ 750	$ 766
0.700%, 8-13-15	1,000	999
		1,765
Specialized Finance – 0.1%		
PACCAR Financial Corp., 0.404%, 5-5-15 (D)	250	250
Specialty Chemicals – 0.1%		
RPM International Inc., 3.450%, 11-15-22	250	233
Systems Software – 0.1%		
Microsoft Corporation, 2.950%, 6-1-14	500	512
Tobacco – 0.2%		
Philip Morris International Inc., 4.500%, 3-26-20	750	825
Trucking – 0.1%		
Ryder System, Inc., 2.350%, 2-26-19	400	387
Wireless – 0.0%		
Virgin Media Finance plc, 4.875%, 2-15-22	200	184
Wireless Telecommunication Service – 0.7%		
America Movil, S.A.B. de C.V., 3.625%, 3-30-15	700	722
American Tower Corporation, 4.700%, 3-15-22	995	1,004
Crown Castle International Corp., 5.250%, 1-15-23	623	598
		2,324
TOTAL CORPORATE DEBT SECURITIES – 18.8%		**$70,451**
(Cost: $67,708)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Canada – 0.1%		
TransCanada PipeLines Ltd, 0.750%, 1-15-16	250	247
Israel – 0.1%		
State of Israel, 4.000%, 6-30-22	$500	$ 508
Qatar – 0.3%		
State of Qatar, 4.000%, 1-20-15 (C)	750	780
Supranational – 0.2%		
International Bank for Reconstruction and Development, 2.375%, 5-26-15	900	934
TOTAL OTHER GOVERNMENT SECURITIES – 0.7%		**$2,469**
(Cost: $2,392)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 1.1%		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9-1-17	120	128
5.000%, 1-1-18	57	61
5.500%, 4-1-18	20	21
5.000%, 5-1-18	40	43
4.500%, 7-1-18	532	564
7.000%, 9-1-25	64	74
6.500%, 10-1-28	182	206
6.500%, 2-1-29	93	108
7.500%, 4-1-31	102	117
7.000%, 7-1-31	118	131
7.000%, 9-1-31	199	225
6.500%, 2-1-32	401	454
7.000%, 2-1-32	273	314
7.000%, 3-1-32	102	116
7.000%, 7-1-32	183	207
6.000%, 9-1-32	831	928
6.000%, 2-1-33	81	89
5.500%, 5-1-33	270	295
5.500%, 6-1-33	148	162
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1997-A Class 3-A, 8.293%, 12-15-26	53	61
		4,304
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.1%		**$4,304**
(Cost: $3,941)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 4.4%		
United States Treasury Bonds, 6.250%, 8-15-23	$ 1,250	$ 1,676
United States Treasury Notes:		
4.250%, 8-15-13	4,000	4,021
4.250%, 8-15-15	10,000	10,812
		16,509
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 4.4%		**$ 16,509**
(Cost: $15,277)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.0%		
Mondelez International, Inc., 0.150%, 7-1-13 (F)	7,414	7,414
Master Note – 0.8%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (G)	3,087	3,087
TOTAL SHORT-TERM SECURITIES – 2.8%		**$ 10,501**
(Cost: $10,501)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$374,405**
(Cost: $299,588)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**633**
NET ASSETS – 100.0%		**$375,038**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2013, the total value of these securities amounted to $10,527 or 2.8% of net assets.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013.

Balanced *(in thousands)* JUNE 30, 2013 (UNAUDITED)

(E)Non-income producing as the issuer has either missed its most recent interest payment of declared bankruptcy.

(F)Rate shown is the yield to maturity at June 30, 2013.

(G)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$270,171	$ —	$ —
Corporate Debt Securities	—	70,451	—
Other Government Securities	—	2,469	—
United States Government Agency Obligations	—	4,304	—
United States Government Obligations	—	16,509	—
Short-Term Securities	—	10,501	—
Total	$270,171	$104,234	$ —

During the period ended June 30, 2013, securities totaling $2,296 were transferred from Level 2 to Level 1 due to lack of significant market movements following the close of local trading.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Asset Allocation

Bonds	**93.6%**
Corporate Debt Securities	56.1%
United States Government and Government Agency Obligations	32.0%
Municipal Bonds – Taxable	2.6%
Other Government Securities	1.6%
Mortgage-Backed Securities	1.3%
Cash and Cash Equivalents	**6.4%**

Quality Weightings

Investment Grade	**82.8%**
AAA	2.1%
AA	34.6%
A	14.6%
BBB	31.5%
Non-Investment Grade	**10.8%**
BB	9.0%
B	1.7%
Below CCC	0.1%
Cash and Cash Equivalents	**6.4%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Bond (in thousands) JUNE 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 2.0%		
Bombardier Inc., 7.500%, 3-15-18 (A)	$5,775	$6,410
Apparel Retail – 2.4%		
Limited Brands, Inc.:		
8.500%, 6-15-19	3,485	4,042
7.000%, 5-1-20	1,000	1,110
5.625%, 2-15-22	2,665	2,705
		7,857
Biotechnology – 1.3%		
Amgen Inc., 6.150%, 6-1-18	3,500	4,120
Brewers – 1.1%		
SABMiller plc, 6.500%, 7-15-18 (A)	3,000	3,559
Broadcasting – 2.3%		
CBS Corporation, 8.875%, 5-15-19	3,500	4,509
Discovery Communications, LLC, 3.300%, 5-15-22	3,000	2,867
		7,376
Cable & Satellite – 1.7%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 3.800%, 3-15-22	2,500	2,400
Time Warner Inc., 4.750%, 3-29-21	3,000	3,226
		5,626
Coal & Consumable Fuels – 1.8%		
Joy Global Inc., 6.000%, 11-15-16	3,230	3,651
Peabody Energy Corporation, 6.500%, 9-15-20	2,000	2,005
		5,656
Consumer Finance – 1.2%		
Ford Motor Credit Company LLC, 4.250%, 9-20-22	4,000	3,929
Data Processing & Outsourced Services – 1.4%		
Alliance Data Systems Corporation, 5.250%, 12-1-17 (A)	4,500	4,635
Department Stores – 0.9%		
Macy's Retail Holdings, Inc., 3.875%, 1-15-22	3,000	3,006
Distributors – 0.9%		
QVC, Inc., 5.125%, 7-2-22	3,000	3,030

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks – 2.3%		
Bank of America Corporation:		
5.650%, 5-1-18	$2,000	$2,221
7.625%, 6-1-19	2,000	2,403
HSBC Holdings plc, 5.100%, 4-5-21	2,500	2,745
		7,369
Diversified Chemicals – 1.4%		
Dow Chemical Company (The), 8.550%, 5-15-19	3,500	4,464
Diversified Metals & Mining – 1.6%		
Freeport-McMoRan Copper & Gold Inc., 3.100%, 3-15-20 (A)	2,000	1,847
Rio Tinto Finance (USA) Limited, 3.750%, 9-20-21	3,500	3,455
		5,302
Electric Utilities – 1.6%		
Detroit Edison Company (The), 3.900%, 6-1-21	4,875	5,187
Electronic Manufacturing Services – 1.9%		
Jabil Circuit, Inc.:		
7.750%, 7-15-16	2,000	2,265
8.250%, 3-15-18	3,150	3,693
		5,958
Environmental & Facilities Services – 2.2%		
Republic Services, Inc., 4.750%, 5-15-23	3,000	3,173
Waste Management, Inc., 4.600%, 3-1-21	3,600	3,862
		7,035
Forest Products – 1.4%		
Georgia-Pacific, LLC, 5.400%, 11-1-20 (A)	4,000	4,458
Health Care Services – 1.1%		
Medco Health Solutions, Inc., 4.125%, 9-15-20	3,500	3,599
Health Care Supplies – 0.8%		
DENTSPLY International Inc., 4.125%, 8-15-21	2,500	2,537
Household Products – 1.6%		
Clorox Company (The), 3.050%, 9-15-22	2,500	2,364
Procter & Gamble Company (The), 8.000%, 9-1-24	2,000	2,813
		5,177

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Independent Finance – 0.4%		
Fidelity National Information Services, Inc., 3.500%, 4-15-23	$1,250	$ 1,128
Industrial – Other – 1.2%		
Toll Brothers Finance Corp., 4.375%, 4-15-23	4,055	3,771
Integrated Telecommunication Services – 1.3%		
Verizon Communications Inc., 8.750%, 11-1-18	3,182	4,146
Multi-Utilities – 4.3%		
Dominion Resources, Inc., Ser F, 5.250%, 8-1-33	2,500	2,718
Duke Energy Indiana, Inc., 3.750%, 7-15-20	3,000	3,146
NorthWestern Corporation, 6.340%, 4-1-19	3,000	3,609
Pacific Gas and Electric Company, 3.500%, 10-1-20	4,000	4,165
		13,638
Office Electronics – 1.2%		
Xerox Corporation, 6.350%, 5-15-18	3,452	3,955
Oil & Gas Equipment & Services – 1.4%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.):		
6.500%, 1-31-19	2,000	2,385
4.050%, 2-15-22	2,000	2,043
		4,428
Oil & Gas Storage & Transportation – 2.4%		
DCP Midstream Operating, LP (GTD by DCP Midstream Partners, LP), 3.875%, 3-15-23	2,000	1,875
Maritimes & Northeast Pipeline, L.L.C., 7.500%, 5-31-14 (A)	3,362	3,521
Tennessee Gas Pipeline Company, 7.000%, 3-15-27	2,000	2,430
		7,826
Other Diversified Financial Services – 1.2%		
JPMorgan Chase & Co., 6.000%, 1-15-18	3,500	3,993
Paper Products – 0.1%		
Westvaco Corporation, 7.500%, 6-15-27	172	190

Bond (in thousands) JUNE 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Property & Casualty Insurance – 1.0%		
Berkshire Hathaway Inc., 3.750%, 8-15-21	$3,000	$ 3,092
Railroads – 2.3%		
Burlington Northern Santa Fe, LLC, 3.050%, 3-15-22	4,000	3,891
Kansas City Southern de Mexico, S.A. de C.V., 2.350%, 5-15-20 (A)	3,650	3,529
		7,420
Restaurants – 1.2%		
YUM! Brands, Inc., 6.250%, 3-15-18	3,292	3,806
Systems Software – 2.0%		
CA, Inc., 5.375%, 12-1-19	6,000	6,522
Trucking – 0.6%		
Penske Truck Leasing Co., L.P., 2.875%, 7-17-18 (A)	2,000	2,019
Water Utilities – 0.7%		
California Water Service Company, 5.875%, 5-1-19	2,000	2,303
Wireless Telecommunication Service – 1.9%		
American Tower Corporation, 4.700%, 3-15-22	5,000	5,040
Crown Castle International Corp., 5.250%, 1-15-23	1,027	986
		6,026
TOTAL CORPORATE DEBT SECURITIES – 56.1%		**$180,553**
(Cost: $175,650)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Commercial Mortgage-Backed Securities – 0.6%		
J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2004-C1, 4.719%, 1-15-38	1,906	1,930
Non-Agency REMIC/CMO – 0.7%		
MASTR Adjustable Rate Mortgage Trust 2005-1, 3.465%, 3-25-35 (B)	2,097	113
Merrill Lynch Mortgage Trust 2005-CIP1, 4.949%, 7-12-38 (B)	$ 2,000	$ 2,067
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-1, 2.575%, 2-25-34 (B)	585	70
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-3AC, 2.499%, 3-25-34 (B)	1,111	135
		2,385
TOTAL MORTGAGE-BACKED SECURITIES – 1.3%		**$ 4,315**
(Cost: $7,533)		
MUNICIPAL BONDS – TAXABLE		
Massachusetts – 0.9%		
Cmnwlth of MA, Fed Hwy Grant Anticipation Notes (Accelerated Bridge Prog), Ser 2010A, 4.285%, 12-15-18	2,500	2,741
New York – 1.7%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, 11.000%, 3-1-29 (A)	4,000	5,697
TOTAL MUNICIPAL BONDS – TAXABLE – 2.6%		**$ 8,438**
(Cost: $6,593)		
OTHER GOVERNMENT SECURITIES		
Canada – 0.6%		
Province de Quebec, 7.140%, 2-27-26 (B)	1,500	2,009
Israel – 1.0%		
State of Israel, 4.000%, 6-30-22	3,000	3,051
TOTAL OTHER GOVERNMENT SECURITIES – 1.6%		**$ 5,060**
(Cost: $4,505)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 4.4%		
Federal Home Loan Bank, 2.000%, 2-14-28 (B)	10,000	9,506
Federal National Mortgage Association, 1.500%, 4-25-28	4,750	4,498
		14,004

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations – 19.5%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO, 5.000%, 9-15-31 (C)	$ 10	$ –*
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
4.186%, 12-25-20	4,000	4,315
5.000%, 6-1-23	1,770	1,916
4.000%, 7-1-25	2,367	2,482
4.500%, 6-15-27	1,023	1,055
3.000%, 1-1-33	969	962
4.000%, 11-15-36	1,681	1,793
Federal National Mortgage Association Agency REMIC/CMO:		
5.000%, 6-25-18	1,262	1,349
5.500%, 11-25-36 (C)	2,628	361
5.500%, 4-25-37	1,473	1,609
4.500%, 9-15-37	2,041	2,101
4.000%, 5-25-39	1,655	1,749
4.500%, 8-15-39	2,864	3,002
4.500%, 6-25-40	1,759	1,890
2.500%, 9-20-40	5,053	5,164
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.424%, 2-1-16	2,164	2,389
5.508%, 4-1-17	3,545	3,898
4.500%, 9-1-19	1,269	1,344
4.530%, 12-1-19	7,753	8,783
5.500%, 10-1-21	2,374	2,560
6.000%, 6-1-22	1,692	1,861
6.000%, 9-1-22	2,589	2,851
5.000%, 9-1-23	1,843	1,977
5.500%, 2-1-35	1,499	1,675
Government National Mortgage Association Agency REMIC/CMO:		
2.000%, 3-16-42	6,021	5,933
0.485%, 6-17-45 (B)(C)	344	5
		63,024
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 23.9%		**$77,028**
(Cost: $78,840)		
UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Obligations – 8.1%		
United States Treasury Bonds, 3.125%, 2-15-43	7,000	6,543

Bond *(in thousands)* JUNE 30, 2013 (UNAUDITED)

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
United States Treasury Notes:		
2.125%, 8-15-21	$10,000	$ 9,953
2.000%, 2-15-23	10,000	9,616
		26,112
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 8.1%		**$26,112**
(Cost: $27,488)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 5.1%		
Illinois Tool Works Inc., 0.090%, 7-9-13 (D)	$6,000	$ 6,000
Kroger Co. (The), 0.280%, 7-1-13 (D)	4,437	4,437
Target Corporation, 0.070%, 7-2-13 (D)	6,000	6,000
		16,437
Master Note – 0.5%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (E)	1,588	1,588

SHORT-TERM SECURITIES (Continued)	Value
TOTAL SHORT-TERM SECURITIES – 5.6%	**$ 18,025**
(Cost: $18,025)	
TOTAL INVESTMENT SECURITIES – 99.2%	**$319,531**
(Cost: $318,634)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%	**2,452**
NET ASSETS – 100.0%	**$321,983**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2013, the total value of these securities amounted to $35,675 or 11.1% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013.

(C)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(D)Rate shown is the yield to maturity at June 30, 2013.

(E)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$180,553	$ —
Mortgage-Backed Securities	—	4,315	—
Municipal Bonds	—	8,438	—
Other Government Securities	—	5,060	—
United States Government Agency Obligations	—	77,028	—
United States Government Obligations	—	26,112	—
Short-Term Securities	—	18,025	—
Total	$ —	$319,531	$ —

As of June 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Core Equity

ALL DATA IS AS OF JUNE 30, 2013 (UNAUDITED)

Asset Allocation

Stocks	**97.8%**
Consumer Discretionary	20.6%
Information Technology	16.9%
Industrials	15.6%
Financials	12.2%
Consumer Staples	10.5%
Health Care	9.3%
Energy	6.2%
Materials	5.7%
Telecommunication Services	0.8%
Cash and Cash Equivalents	**2.2%**

Top 10 Equity Holdings

Company	Sector
American International Group, Inc.	Financials
Anheuser-Busch InBev S.A., ADR	Consumer Staples
Union Pacific Corporation	Industrials
Harley-Davidson, Inc.	Consumer Discretionary
Pentair, Inc.	Industrials
Canadian Pacific Railway Limited	Industrials
News Corporation Limited, Class B	Consumer Discretionary
CBS Corporation, Class B	Consumer Discretionary
Dow Chemical Company (The)	Materials
Pall Corporation	Industrials

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Core Equity (in thousands) JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Apparel, Accessories & Luxury Goods – 2.1%		
Polo Ralph Lauren Corporation	51	$ 8,826
Biotechnology – 2.3%		
Alexion Pharmaceuticals, Inc. (A)	59	5,470
Biogen Idec Inc. (A)	19	4,153
		9,623
Brewers – 3.2%		
Anheuser-Busch InBev S.A., ADR	150	13,557
Broadcasting – 2.7%		
CBS Corporation, Class B	238	11,627
Cable & Satellite – 3.7%		
Charter Communications, Inc., Class A (A)	48	5,982
Time Warner Cable Inc.	85	9,561
		15,543
Communications Equipment – 2.7%		
Cisco Systems, Inc.	466	11,336
Computer Hardware – 1.7%		
Apple Inc.	18	7,011
Construction & Farm Machinery & Heavy Trucks – 2.2%		
Cummins Inc.	86	9,360
Consumer Finance – 2.7%		
Capital One Financial Corporation	179	11,273
Data Processing & Outsourced Services – 2.6%		
MasterCard Incorporated, Class A	19	10,916
Diversified Chemicals – 2.7%		
Dow Chemical Company (The)	360	11,574
Fertilizers & Agricultural Chemicals – 1.9%		
Monsanto Company	83	8,181
Home Improvement Retail – 2.1%		
Home Depot, Inc. (The)	115	8,870
Hypermarkets & Super Centers – 1.9%		
Costco Wholesale Corporation	71	7,869
Industrial Machinery – 5.7%		
Pall Corporation	172	11,453
Pentair, Inc.	221	12,720
		24,173
Integrated Oil & Gas – 1.2%		
Occidental Petroleum Corporation	58	5,202

COMMON STOCKS (Continued)	Shares	Value
Internet Software & Services – 1.0%		
Facebook, Inc., Class A (A)	166	$ 4,129
Investment Banking & Brokerage – 1.3%		
Charles Schwab Corporation (The)	253	5,361
IT Consulting & Other Services – 2.3%		
Teradata Corporation (A)	193	9,699
Managed Health Care – 1.0%		
UnitedHealth Group Incorporated	67	4,354
Motorcycle Manufacturers – 3.0%		
Harley-Davidson, Inc.	233	12,764
Movies & Entertainment – 2.7%		
News Corporation Limited, Class B	355	11,654
Multi-Line Insurance – 3.5%		
American International Group, Inc. (A)	337	15,050
Oil & Gas Equipment & Services – 1.5%		
National Oilwell Varco, Inc.	93	6,435
Oil & Gas Exploration & Production – 2.1%		
Noble Energy, Inc.	146	8,753
Oil & Gas Refining & Marketing – 1.4%		
Phillips 66	103	6,057
Other Diversified Financial Services – 4.7%		
Citigroup Inc.	202	9,676
JPMorgan Chase & Co.	199	10,500
		20,176
Packaged Foods & Meats – 1.7%		
Mead Johnson Nutrition Company	92	7,289
Personal Products – 1.2%		
Estee Lauder Companies, Inc. (The), Class A	79	5,179
Pharmaceuticals – 6.0%		
Bristol-Myers Squibb Company	180	8,053
Pfizer Inc.	368	10,300
Shire Pharmaceuticals Group plc, ADR	73	6,981
		25,334
Railroads – 7.7%		
Canadian Pacific Railway Limited	100	12,174
Kansas City Southern	72	7,640
Union Pacific Corporation	83	12,817
		32,631

COMMON STOCKS (Continued)	Shares	Value
Restaurants – 4.3%		
Chipotle Mexican Grill, Inc., Class A (A)	21	$ 7,505
Panera Bread Company, Class A (A)	29	5,467
YUM! Brands, Inc.	78	5,415
		18,387
Semiconductor Equipment – 2.3%		
Applied Materials, Inc.	658	9,806
Semiconductors – 4.3%		
Altera Corporation	134	4,424
Analog Devices, Inc.	118	5,304
Texas Instruments Incorporated	260	9,048
		18,776
Specialty Chemicals – 1.1%		
LyondellBasell Industries N.V., Class A	68	4,486
Tobacco – 2.5%		
Philip Morris International Inc.	124	10,747
Wireless Telecommunication Service – 0.8%		
SBA Communications Corporation (A)	44	3,291
TOTAL COMMON STOCKS – 97.8%		**$415,299**
(Cost: $340,020)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 1.2%		
Mondelez International, Inc., 0.150%, 7-1-13 (B)	$5,282	5,282
Master Note – 0.5%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (C)	2,000	2,000
TOTAL SHORT-TERM SECURITIES – 1.7%		**$ 7,282**
(Cost: $7,282)		
TOTAL INVESTMENT SECURITIES – 99.5%		**$422,581**
(Cost: $347,302)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		**2,125**
NET ASSETS – 100.0%		**$424,706**

Core Equity *(in thousands)* JUNE 30, 2013 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$415,299	$ —	$—
Short-Term Securities	—	7,282	—
Total	$415,299	$7,282	$—

As of June 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**96.0%**
Financials	17.4%
Industrials	17.0%
Energy	14.2%
Health Care	12.5%
Consumer Discretionary	10.8%
Consumer Staples	9.6%
Information Technology	7.5%
Materials	6.0%
Utilities	1.0%
Cash and Cash Equivalents	**4.0%**

Top 10 Equity Holdings

Company	Sector
JPMorgan Chase & Co.	Financials
Union Pacific Corporation	Industrials
Schlumberger Limited	Energy
Microchip Technology Incorporated	Information Technology
Goldman Sachs Group, Inc. (The)	Financials
Anheuser-Busch InBev S.A., ADR	Consumer Staples
Visa Inc., Class A	Information Technology
Philip Morris International Inc.	Consumer Staples
Pfizer Inc.	Health Care
Wynn Resorts, Limited	Consumer Discretionary

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Dividend Opportunities *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.6%		
Boeing Company (The)	111	$11,345
Honeywell International Inc.	97	7,716
		19,061
Asset Management & Custody Banks – 1.8%		
Northern Trust Corporation	55	3,193
T. Rowe Price Group, Inc.	57	4,177
		7,370
Brewers – 3.2%		
Anheuser-Busch InBev S.A., ADR	149	13,462
Broadcasting – 0.6%		
CBS Corporation, Class B	47	2,304
Casinos & Gaming – 4.6%		
Las Vegas Sands, Inc.	144	7,606
Wynn Resorts, Limited	89	11,415
		19,021
Construction & Farm Machinery & Heavy Trucks – 1.5%		
Caterpillar Inc.	25	2,083
Deere & Company	50	4,096
		6,179
Consumer Finance – 2.3%		
Capital One Financial Corporation	155	9,764
Data Processing & Outsourced Services – 4.1%		
Paychex, Inc.	121	4,415
Visa Inc., Class A	71	12,949
		17,364
Distillers & Vintners – 2.0%		
Diageo plc, ADR	73	8,357
Diversified Banks – 2.3%		
Wells Fargo & Company	236	9,736
Diversified Chemicals – 1.0%		
Dow Chemical Company (The)	132	4,240
Diversified Metals & Mining – 0.9%		
Rio Tinto plc, ADR	88	3,611
Fertilizers & Agricultural Chemicals – 4.1%		
Monsanto Company	113	11,115
Mosaic Company (The)	111	5,994
		17,109
General Merchandise Stores – 0.8%		
Target Corporation	51	3,505
Home Improvement Retail – 2.7%		
Home Depot, Inc. (The)	146	11,299

COMMON STOCKS (Continued)	Shares	Value
Homebuilding – 1.0%		
D.R. Horton, Inc.	194	$ 4,121
Household Products – 0.5%		
Colgate-Palmolive Company	38	2,150
Industrial Conglomerates – 2.6%		
General Electric Company	465	10,779
Industrial Machinery – 2.8%		
Eaton Corporation	75	4,926
Pentair, Inc.	118	6,819
		11,745
Integrated Oil & Gas – 2.0%		
Exxon Mobil Corporation	45	4,026
Occidental Petroleum Corporation	46	4,109
		8,135
Investment Banking & Brokerage – 3.2%		
Goldman Sachs Group, Inc. (The)	89	13,469
Multi-Utilities – 1.0%		
PG&E Corporation	93	4,260
Oil & Gas Drilling – 1.9%		
Seadrill Limited	197	8,038
Oil & Gas Equipment & Services – 7.0%		
Halliburton Company	151	6,316
National Oilwell Varco, Inc.	119	8,220
Schlumberger Limited	202	14,446
		28,982
Oil & Gas Storage & Transportation – 3.3%		
Energy Transfer Equity, L.P.	73	4,370
MarkWest Energy Partners, L.P.	109	7,273
Plains All American Pipeline, L.P.	40	2,255
		13,898
Other Diversified Financial Services – 4.9%		
JPMorgan Chase & Co.	375	19,820
Pharmaceuticals – 12.5%		
Bristol-Myers Squibb Company	254	11,336
Eli Lilly and Company	82	4,043
GlaxoSmithKline plc, ADR	135	6,721
Johnson & Johnson	115	9,848
Merck & Co., Inc.	186	8,647
Pfizer Inc.	417	11,668
		52,263
Property & Casualty Insurance – 2.1%		
ACE Limited	97	8,635

COMMON STOCKS (Continued)	Shares	Value
Railroads – 5.5%		
Kansas City Southern	75	$ 7,958
Union Pacific Corporation	97	14,983
		22,941
Regional Banks – 0.8%		
SunTrust Banks, Inc.	103	3,266
Restaurants – 1.1%		
Starbucks Corporation	73	4,784
Semiconductors – 3.4%		
Microchip Technology Incorporated	377	14,045
Tobacco – 3.9%		
Altria Group, Inc.	123	4,295
Philip Morris International Inc.	138	11,941
		16,236
TOTAL COMMON STOCKS – 96.0%		**$399,949**
(Cost: $321,686)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 1.9%		
Mondelez International, Inc., 0.150%, 7-1-13 (A)	$ 3,982	3,982
Total Capital Canada Ltd. (GTD by Total S.A.), 0.090%, 7-10-13 (A)	4,000	4,000
		7,982
Master Note – 0.6%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (B)	2,391	2,391
Municipal Obligations – Taxable – 1.4%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.050%, 7-1-13 (B)	3,215	3,215
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser E (GTD by Chevron Corporation), 0.060%, 7-1-13 (B)	379	379
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America, N.A.), 0.070%, 7-7-13 (B)	2,161	2,161
		5,755

Dividend Opportunities *(in thousands)* JUNE 30, 2013 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Value
TOTAL SHORT-TERM SECURITIES – 3.9%	**$ 16,128**
(Cost: $16,128)	
TOTAL INVESTMENT SECURITIES – 99.9%	**$416,077**
(Cost: $337,814)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%	**$ 592**
NET ASSETS – 100.0%	**$416,669**

Notes to Schedule of Investments

(A)Rate shown is the yield to maturity at June 30, 2013.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$399,949	$ —	$—
Short-Term Securities	—	16,128	—
Total	$399,949	$16,128	$—

As of June 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**96.3%**
Energy	92.6%
Industrials	2.5%
Materials	1.2%
Cash and Cash Equivalents	**3.7%**

Country Weightings

North America	**86.5%**
United States	82.5%
Canada	4.0%
Europe	**7.6%**
Netherlands	4.0%
Other Europe	3.6%
Pacific Basin	**2.2%**
Cash and Cash Equivalents	**3.7%**

Top 10 Equity Holdings

Company	Sector	Industry
National Oilwell Varco, Inc.	Energy	Oil & Gas Equipment & Services
Continental Resources, Inc.	Energy	Oil & Gas Exploration & Production
Core Laboratories N.V.	Energy	Oil & Gas Equipment & Services
Schlumberger Limited	Energy	Oil & Gas Equipment & Services
Cabot Oil & Gas Corporation	Energy	Oil & Gas Exploration & Production
Anadarko Petroleum Corporation	Energy	Oil & Gas Exploration & Production
Cameron International Corporation	Energy	Oil & Gas Equipment & Services
Occidental Petroleum Corporation	Energy	Integrated Oil & Gas
EOG Resources, Inc.	Energy	Oil & Gas Exploration & Production
Halliburton Company	Energy	Oil & Gas Equipment & Services

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Energy (in thousands) JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Coal & Consumable Fuels – 1.5%		
Cameco Corporation	35	$ 731
Peabody Energy Corporation	31	460
		1,191
Construction & Engineering – 2.5%		
Fluor Corporation	34	1,990
Diversified Metals & Mining – 1.2%		
BHP Billiton Limited, ADR	17	960
Integrated Oil & Gas – 6.8%		
Chevron Corporation	3	385
Exxon Mobil Corporation	17	1,509
Occidental Petroleum Corporation	29	2,583
Suncor Energy Inc.	29	843
		5,320
Oil & Gas Drilling – 4.9%		
Ensco plc	13	770
Helmerich & Payne, Inc.	25	1,533
Seadrill Limited	20	807
Transocean Inc.	16	743
		3,853
Oil & Gas Equipment & Services – 32.0%		
Basic Energy Services, Inc. (A)	67	805
Cameron International Corporation (A)	48	2,914
Core Laboratories N.V.	21	3,117
Dresser-Rand Group Inc. (A)	25	1,470
Dril-Quip, Inc. (A)	20	1,810
FMC Technologies, Inc. (A)	30	1,684
Forum Energy Technologies, Inc. (A)	58	1,768
Halliburton Company	56	2,355
National Oilwell Varco, Inc.	51	3,480
Schlumberger Limited	43	3,099
Superior Energy Services, Inc. (A)	51	1,316
Weatherford International Ltd. (A)	92	1,266
		25,084

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 33.3%		
Anadarko Petroleum Corporation	34	$ 2,939
Bonanza Creek Energy, Inc. (A)	31	1,096
Cabot Oil & Gas Corporation	43	3,050
Canadian Natural Resources Limited	17	478
CNOOC Limited, ADR	5	762
Cobalt International Energy, Inc. (A)	38	1,003
Concho Resources Inc. (A)	8	666
Continental Resources, Inc. (A)	40	3,464
EOG Resources, Inc.	18	2,429
Gulfport Energy Corporation (A)	28	1,306
Laredo Petroleum Holdings, Inc. (A)	18	378
Marathon Oil Corporation	35	1,198
Noble Energy, Inc.	36	2,176
Oasis Petroleum LLC (A)	25	974
Petroleum Development Corporation (A)	15	790
Pioneer Natural Resources Company	8	1,180
Southwestern Energy Company (A)	61	2,227
		26,116
Oil & Gas Refining & Marketing – 2.9%		
Clean Energy Fuels Corp. (A)	40	524
Marathon Petroleum Corporation	5	345
Marathon Petroleum Corporation, LP	29	1,082
Valero Energy Corporation	9	309
		2,260
Oil & Gas Storage & Transportation – 11.2%		
El Paso Pipeline Partners, L.P.	32	1,383
Enbridge Inc.	25	1,060

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Storage & Transportation (Continued)		
Energy Transfer Equity, L.P.	8	$ 461
Kinder Morgan Management, LLC (A)	10	799
Kinder Morgan, Inc.	21	791
MarkWest Energy Partners, L.P.	20	1,314
Regency Energy Partners LP	32	852
Targa Resources Corp.	16	1,042
Williams Companies, Inc. (The)	34	1,104
		8,806
TOTAL COMMON STOCKS – 96.3%		**$75,580**
(Cost: $64,600)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 1.6%		
E.I. du Pont de Nemours and Company, 0.090%, 7-16-13 (B)	$1,255	1,255
Master Note – 1.9%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (C)	1,469	1,469
TOTAL SHORT-TERM SECURITIES – 3.5%		**$ 2,724**
(Cost: $2,724)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$78,304**
(Cost: $67,324)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**169**
NET ASSETS – 100.0%		**$78,473**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$75,580	$ —	$—
Short-Term Securities	—	2,724	—
Total	$75,580	$2,724	$—

Energy (in thousands) JUNE 30, 2013 (UNAUDITED)

As of June 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Country Diversification

(as a % of net assets)	
United States	82.5%
Canada	4.0%
Netherlands	4.0%
Switzerland	1.6%
Australia	1.2%
Hong Kong	1.0%
United Kingdom	1.0%
Norway	1.0%
Other+	3.7%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Global Bond

Asset Allocation

Bonds	**83.8%**
Corporate Debt Securities	46.4%
United States Government and Government Agency Obligations	34.1%
Other Government Securities	3.3%
Cash and Cash Equivalents and Equities	**16.2%**

Quality Weightings

Investment Grade	**60.1%**
AA	35.3%
A	1.1%
BBB	23.7%
Non-Investment Grade	**23.7%**
BB	16.8%
B	4.7%
CCC	0.2%
Non-rated	2.0%
Cash and Cash Equivalents and Equities	**16.2%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Country Weightings

North America	**40.4%**
United States	37.6%
Other North America	2.8%
Europe	**18.3%**
Russia	5.6%
Netherlands	4.8%
Other Europe	7.9%
South America	**19.8%**
Brazil	10.3%
Other South America	9.5%
Pacific Basin	**10.6%**
Other	**0.4%**
Cash and Cash Equivalents	**10.5%**

Global Bond *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Finance – 0.5%		
Banco Latinoamericano de Comercio Exterior, S.A.	4	$ 78
Diversified Chemicals – 0.4%		
Dow Chemical Company (The)	2	56
Electric Utilities – 1.4%		
Alupar Investimento S.A. (A)(B)(C)(I)	6	54
PPL Corporation	4	108
Transmissora Alianca de Energia Eletrica S.A. (B)	5	47
		209
Integrated Oil & Gas – 0.7%		
Royal Dutch Shell plc, Class A (B)	3	98
Oil & Gas Drilling – 0.4%		
Seadrill Partners LLC	2	53
Pharmaceuticals – 1.3%		
Bristol-Myers Squibb Company	2	68
GlaxoSmithKline plc (B)	4	111
		179
Semiconductors – 0.8%		
Intel Corporation	4	109
Water Utilities – 0.2%		
Aguas Andinas S.A. (B)	34	25
TOTAL COMMON STOCKS – 5.7%		**$807**
(Cost: $747)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.2%		
Bombardier Inc., 7.500%, 3-15-18 (C)	$ 50	56
Embraer Overseas Limited, 6.375%, 1-24-17	100	108
		164
Agricultural Products – 1.5%		
CCL Finance Limited, 9.500%, 8-15-14	100	107
Corporacion Pesquera Inca S.A.C., 9.000%, 2-10-17	100	105
		212
Airlines – 1.1%		
Aeropuertos Argentina 2000 S.A., 10.750%, 12-1-20 (C)	52	48
TAM Capital 2 Inc., 9.500%, 1-29-20	100	103
		151

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Asset Management & Custody Banks – 1.4%		
Bhira Investments Limited, 8.500%, 4-27-71	$ 200	$194
Broadcasting – 2.2%		
Globo Comunicacoe e Participacoes S.A., 6.250%, 12-20-49 (D)	300	306
Coal & Consumable Fuels – 3.7%		
Indo Integrated Energy II B.V., 9.750%, 11-5-16	304	320
PT Adaro Indonesia:		
7.625%, 10-22-19	100	105
7.625%, 10-22-19 (C)	100	105
		530
Construction Materials – 0.7%		
CEMEX S.A.B. de C.V., 9.000%, 1-11-18 (C)	100	105
Diversified Banks – 5.9%		
Banco Bradesco S.A., 4.125%, 5-16-16 (C)	200	206
Banco Cruzeiro do Sul S.A., 7.000%, 7-8-13 (E)	115	34
Banco de Credito del Peru, 4.750%, 3-16-16 (C)	100	103
Banco Santander Chile, S.A., 6.500%, 9-22-20 (F)	CLP50,000	97
Bancolombia S.A., 4.250%, 1-12-16	$ 100	103
State Bank of India, 4.500%, 10-23-14	100	103
VTB Capital S.A., 6.000%, 4-12-17 (C)	200	207
		853
Diversified Metals & Mining – 3.9%		
Glencore Funding LLC, 6.000%, 4-15-14 (C)	60	62
Suzano Trading Ltd, 5.875%, 1-23-21 (C)	100	94
Uralkali Finance Limited, 3.723%, 4-30-18 (C)	200	192
Vedanta Resources plc, 6.000%, 1-31-19 (C)	200	191
		539
Electric Utilities – 4.5%		
Compania de Transporte de Energia Electrica en Alta Tension TRANSENER S.A., 9.750%, 8-15-21 (C)	50	23
Emgesa S.A. E.S.P., 8.750%, 1-25-21 (F)	COP302,000	173
Empresa Distribuidora y Comercializadora Norte S.A., 9.750%, 10-25-22 (C)	$ 50	24

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electric Utilities (Continued)		
Listrindo Capital B.V., 6.950%, 2-21-19 (C)	$200	$204
Majapahit Holding B.V., 7.750%, 10-17-16	100	111
Rural Electrification Corporation Limited, 4.250%, 1-25-16	100	102
		637
Food Distributors – 0.7%		
Olam International Limited, 7.500%, 8-12-20	100	93
Household Appliances – 0.5%		
Controladora Mabe, S.A. de C.V.:		
6.500%, 12-15-15	50	51
6.500%, 12-15-15 (C)	25	25
		76
Independent Power Producers & Energy Traders – 0.7%		
China Resources Power Holdings Company Limited, 3.750%, 8-3-15	100	103
Machinery – 0.7%		
Rearden G Holdings EINS GmbH, 7.875%, 3-30-20 (C)	100	102
Marine – 1.9%		
PB Issuer (No. 2) Limited, Convertible, 1.750%, 4-12-16	90	89
SCF Capital Limited, 5.375%, 10-27-17	200	193
		282
Multi-Utilities – 0.5%		
Black Hills Corporation, 9.000%, 5-15-14	65	69
Oil & Gas Drilling – 2.2%		
Lancer Finance Company (SPV) Limited, 5.850%, 12-12-16 (C)	57	58
Noble Group Limited, 4.875%, 8-5-15	100	104
QGOG Atlantic/Alaskan Rigs Ltd., 5.250%, 7-30-18 (C)	151	153
		315
Oil & Gas Exploration & Production – 2.7%		
Essar Energy Investment Limited, Convertible, 4.250%, 2-1-16	100	82
Novatek Finance Limited, 5.326%, 2-3-16 (C)	200	209

Global Bond (in thousands) JUNE 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Pan American Energy LLC, 7.875%, 5-7-21 . . . . . .$	100	$ 96
		387
Oil & Gas Storage & Transportation – 2.5%		
Empresas Publicas de Medellin E.S.P., 8.375%, 2-1-21 (F) . . . COP	274,000	153
TransCapital Limited, 5.670%, 3-5-14 (C) . . . $	200	205
		358
Packaged Foods & Meats – 1.6%		
BFF International Limited, 7.250%, 1-28-20	100	109
Bunge Limited Finance Corp., 5.350%, 4-15-14	25	26
JBS Finance II Ltd., 8.250%, 1-29-18 (C) . . .	100	101
		236
Paper Products – 1.5%		
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.):		
4.750%, 1-19-18 (C) . .	25	26
4.375%, 5-15-23 (C) . .	200	192
		218
Restaurants – 0.8%		
Arcos Dorados Holdings, Inc., 10.250%, 7-13-16 (F) . . . BRL	250	112
Service – Other – 0.9%		
Net Servicos de Comunicacao S.A., 7.500%, 1-27-20 . . . . .$	120	131
Steel – 0.7%		
Steel Capital S.A., 6.700%, 10-25-17	100	103
Telecommunications – 1.3%		
TBG Global Pte. Ltd., 4.625%, 4-3-18 (C) . . . .$	200	191
Wireless Telecommunication Service – 1.1%		
VimpleCom Holdings B.V., 9.000%, 2-13-18 (C)(F) . . RUB	5,000	150
TOTAL CORPORATE DEBT SECURITIES – 46.4%		**$6,617**
(Cost: $6,833)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Argentina – 0.7%		
City of Buenos Aires, 12.500%, 4-6-15 (C) . . . .$	100	100
Luxembourg – 1.0%		
BC Luxco 1 S.A., 7.375%, 1-29-20	150	143
Supranational – 0.4%		
Central American Bank for Economic Integration, 5.375%, 9-24-14	58	61
Venezuela – 1.2%		
Corporacion Andina de Fomento, 3.750%, 1-15-16	155	163
TOTAL OTHER GOVERNMENT SECURITIES – 3.3%		**$ 467**
(Cost: $480)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 34.1%		
United States Treasury Notes:		
0.875%, 2-28-17	1,200	1,197
0.625%, 8-31-17	1,500	1,469
0.750%, 12-31-17	2,000	1,955
2.125%, 8-15-21	100	100
1.750%, 5-15-22	$145	$ 138
		4,859
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 34.1%		**4,859**
(Cost: $4,956)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 8.0%		
Caterpillar Financial Services Corporation (GTD by Caterpillar Inc.), 0.120%, 7-25-13 (G) . . .	300	300
Exxon Mobil Corporation, 0.080%, 7-30-13 (G) . . .	250	250
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc), 0.120%, 7-31-13 (G) . . .	337	337
Siemens Capital Corp. (GTD by Siemens AG), 0.090%, 7-26-13 (G) . . .	250	250
		1,137
Master Note – 2.2%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (H)	317	317
TOTAL SHORT-TERM SECURITIES – 10.2%		**$ 1,454**
(Cost: $1,454)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$14,204**
(Cost: $14,470)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**49**
NET ASSETS – 100.0%		**$14,253**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2013, the total value of these securities amounted to $3,186 or 22.4% of net assets.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013.

(E)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(F)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CLP – Chilean Peso, COP – Columbian Peso and RUB – Russian Ruble).

(G)Rate shown is the yield to maturity at June 30, 2013.

(H)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

(I)Unit consists of one common share and two preferred shares.

Global Bond *(in thousands)* JUNE 30, 2013 (UNAUDITED)

The following forward foreign currency contracts were outstanding at June 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Barclays Capital, Inc.	106	9-12-13	$ 5	$ —
Sell	British Pound	Barclays Capital, Inc.	21	9-12-13	—	—*
					$ 5	$ —*

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$807	$ —	$—
Corporate Debt Securities	—	6,559	58
Other Government Securities	—	467	—
United States Government Obligations	—	4,859	—
Short-Term Securities	—	1,454	—
Total	$807	$13,339	$58
Forward Foreign Currency Contracts	$ —	$ 5	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ —*	$—

During the period ended June 30, 2013, securities totaling $136 were transferred from Level 2 to Level 1 due to lack of significant market movements following the close of local trading.

The following acronym is used throughout this schedule:

GTD = Guaranteed

Country Diversification

(as a % of net assets)	
United States	37.6%
Brazil	10.3%
Russia	5.6%
Netherlands	4.8%
India	3.4%
United Kingdom	3.3%
Luxembourg	3.2%
Columbia	3.0%
Argentina	2.9%
Singapore	2.6%
Chile	2.4%
Indonesia	2.2%
Venezuela	1.2%
Panama	1.2%
Mexico	1.2%
American Samoa	1.1%
Other Countries	3.5%
Other+	10.5%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Global Natural Resources

ALL DATA IS AS OF JUNE 30, 2013 (UNAUDITED)

Asset Allocation

Stocks	**88.2%**
Energy	56.8%
Materials	28.3%
Industrials	2.5%
Information Technology	0.6%
Purchased Options	**4.5%**
Cash and Cash Equivalents	**7.3%**

Country Weightings

North America	**67.2%**
United States	58.1%
Canada	9.1%
Europe	**18.4%**
United Kingdom	8.2%
Cyprus	3.5%
Other Europe	6.7%
Pacific Basin	**2.6%**
Cash and Cash Equivalents and Options	**11.8%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Halliburton Company	United States	Energy	Oil & Gas Equipment & Services
Cameron International Corporation	United States	Energy	Oil & Gas Equipment & Services
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Anadarko Petroleum Corporation	United States	Energy	Oil & Gas Exploration & Production
Schlumberger Limited	United States	Energy	Oil & Gas Equipment & Services
Ocean Rig UDW Inc.	Cyprus	Energy	Oil & Gas Drilling
Noble Corporation	Switzerland	Energy	Oil & Gas Drilling
Marathon Oil Corporation	United States	Energy	Oil & Gas Exploration & Production
Cabot Oil & Gas Corporation	United States	Energy	Oil & Gas Exploration & Production
Freeport-McMoRan Copper & Gold Inc., Class B	United States	Materials	Diversified Metals & Mining

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Global Natural Resources (in thousands) JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Canada – 9.1%		
Agrium Inc.	17	$ 1,478
Detour Gold Corporation (A)	297	2,332
First Quantum Minerals Ltd.	305	4,525
Osisko Mining Corporation (A)	80	265
Potash Corporation of Saskatchewan Inc.	50	1,907
Suncor Energy Inc.	110	3,242
Tahoe Resources Inc. (A)	11	153
Yamana Gold Inc.	125	1,192
		15,094
China – 1.2%		
China Metal Recycling (Holdings) Limited (A)	1,900	1,041
GCL-Poly Energy Holdings Limited (A)	4,500	969
		2,010
Cyprus – 3.5%		
Ocean Rig UDW Inc. (A)	310	5,806
Italy – 0.7%		
Eni S.p.A.	60	1,232
Luxembourg – 0.9%		
Pacific Drilling S.A. (A)	150	1,467
Netherlands – 1.9%		
Chicago Bridge & Iron Company N.V., NY Shares	15	895
LyondellBasell Industries N.V., Class A	33	2,186
		3,081
South Korea – 1.4%		
LG Chem, Ltd.	11	2,326
Switzerland – 3.2%		
Noble Corporation	140	5,261
United Kingdom – 8.2%		
Antofagasta plc	60	725
BG Group plc	75	1,276
Randgold Resources Limited, ADR	69	4,419
Rio Tinto plc	179	7,305
		13,725
United States – 58.1%		
Anadarko Petroleum Corporation	85	7,305
Atwood Oceanics, Inc. (A)	78	4,060
Axiall Corporation	60	2,555
Boise Inc.	125	1,068
Cabot Oil & Gas Corporation	67	4,758
Cameron International Corporation (A)	130	7,951

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Celanese Corporation, Series A	75	$ 3,360
Concho Resources Inc. (A)	20	1,674
Continental Resources, Inc. (A)	32	2,754
Denbury Resources Inc. (A)	115	1,992
Eastman Chemical Company	19	1,330
EOG Resources, Inc.	18	2,370
Freeport-McMoRan Copper & Gold Inc., Class B	170	4,694
Gulfport Energy Corporation (A)	32	1,506
Halliburton Company	192	8,009
KBR, Inc.	100	3,250
Marathon Oil Corporation	150	5,188
Marathon Petroleum Corporation	7	497
Mosaic Company (The)	37	1,991
National Oilwell Varco, Inc.	15	1,034
Noble Energy, Inc.	72	4,323
Oasis Petroleum LLC (A)	20	777
Occidental Petroleum Corporation	19	1,695
Petroleum Development Corporation (A)	18	927
Pioneer Natural Resources Company	20	2,895
Reliance Steel & Aluminum Co.	36	2,360
Schlumberger Limited (B)	85	6,091
St. Mary Land & Exploration Company	34	2,039
Superior Energy Services, Inc. (A)	120	3,113
Valero Energy Corporation	66	2,295
Williams Companies, Inc. (The)	95	3,085
		96,946
TOTAL COMMON STOCKS – 88.2%		**$146,948**
(Cost: $158,139)		

PREFERRED STOCKS	Shares	Value
United States – 0.0%		
Konarka Technologies, Inc., 8.000% Cumulative (A)(C)	68	—*
TOTAL PREFERRED STOCKS – 0.0%		**$ —***
(Cost: $211)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Cameron International Corporation, Call $50.00, Expires 11-16-13	550	$ 693
Energy Select Sector SPDR Fund, Put $90.00, Expires 9-21-13	1,500	1,838
Goldcorp Inc., Call $25.00, Expires 7-20-13	2,000	207
Market Vectors Gold Miners ETF, Call $24.00, Expires 9-21-13	1,900	454
Occidental Petroleum Corporation, Call $60.00, Expires 11-16-13	700	2,102
Potash Corporation of Saskatchewan Inc., Call CAD30.00, Expires 7-20-13 (D)	730	715
Schlumberger Limited, Call $55.00, Expires 11-16-13	800	1,406
TOTAL PURCHASED OPTIONS – 4.5%		**$7,415**
(Cost: $10,255)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 4.5%		
L Oreal USA, Inc., 0.050%, 7-1-13 (E)	$2,482	2,482
Total Capital Canada Ltd. (GTD by Total S.A.), 0.090%, 7-10-13 (E)	5,000	5,000
		7,482
Master Note – 1.1%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (F)	1,850	1,850
Municipal Obligations – Taxable – 1.2%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser E (GTD by Chevron Corporation), 0.060%, 7-1-13 (F)	2,000	2,000

Global Natural Resources *(in thousands)* JUNE 30, 2013 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Value
TOTAL SHORT-TERM SECURITIES – 6.8%	**$ 11,332**
(Cost: $11,332)	
TOTAL INVESTMENT SECURITIES – 99.5%	**$ 165,695**
(Cost: $179,937)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%	**753**
NET ASSETS – 100.0%	**$ 166,448**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of the security position has been pledged as collateral on open futures contracts.

(C)Restricted security. At June 30, 2013, the Portfolio owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Konarka Technologies, Inc., 8.000% Cumulative	8–31–07	68	$211	$—

The total value of this security represented 0.0% of net assets at June 30, 2013.

(D)Principal amounts are denominated in the indicated foreign currency, where applicable (CAD – Canadian Dollar).

(E)Rate shown is the yield to maturity at June 30, 2013.

(F)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Bank of New York Mellon (The)	1,015	7–19–13	$ 20	$ —
Sell	British Pound	Canadian Imperial Bank of Commerce	2,134	7–26–13	9	—
Sell	British Pound	Royal Bank of Canada	170	8–2–13	8	—
Sell	British Pound	Royal Bank of Canada	1,393	8–2–13	—	1
Sell	British Pound	Bank of New York Mellon (The)	989	8–23–13	—	12
Sell	Canadian Dollar	Royal Bank of Canada	2,000	7–12–13	53	—
Sell	Canadian Dollar	Royal Bank of Canada	2,530	7–19–13	60	—
Sell	Canadian Dollar	State Street Global Markets	2,670	7–26–13	110	—
Sell	Canadian Dollar	Canadian Imperial Bank of Commerce	2,130	8–30–13	69	—
Sell	Canadian Dollar	Bank of New York Mellon (The)	2,845	9–13–13	53	—
Sell	Euro	Canadian Imperial Bank of Commerce	302	7–12–13	—	—*
Sell	Euro	Royal Bank of Canada	446	7–19–13	1	—
Sell	Euro	Royal Bank of Canada	141	7–19–13	—	3
Sell	South Korean Won	Canadian Imperial Bank of Commerce	291,000	7–26–13	5	—
Sell	South Korean Won	Bank of New York Mellon (The)	766,800	9–13–13	2	—
Sell	South Korean Won	Royal Bank of Canada	178,770	9–27–13	1	—
					$391	$ 16

The following futures contracts were outstanding at June 30, 2013 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation
S&P 500 E-mini	Short	9–20–13	325	$(25,989)	$75
S&P/Toronto Stock Exchange 60 Index	Short	9–20–13	28	(3,689)	11
				$(29,678)	$86

Global Natural Resources *(in thousands)* JUNE 30, 2013 (UNAUDITED)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$ 94,623	$ —	$ —
Industrials	4,145	—	—
Information Technology	969	—	—
Materials	46,170	—	1,041
Total Common Stocks	$145,907	$ —	$1,041
Purchased Options	6,493	922	—
Short-Term Securities	—	11,332	—
Total	$152,400	$12,254	$1,041
Forward Foreign Currency Contracts	$ —	$ 391	$ —
Futures Contracts	$ 86	$ —	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 16	$ —

During the period ended June 30, 2013, securities totaling $13,108 were transferred from Level 2 to Level 1 due to lack of significant market movements following the close of local trading.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Energy	56.8%
Materials	28.3%
Industrials	2.5%
Information Technology	0.6%
Other+	11.8%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Growth

Asset Allocation

Stocks	**98.7%**
Consumer Discretionary	25.9%
Information Technology	24.4%
Industrials	14.4%
Health Care	13.4%
Consumer Staples	7.2%
Telecommunication Services	4.8%
Materials	4.7%
Energy	3.9%
Cash and Cash Equivalents	**1.3%**

Top 10 Equity Holdings

Company	Sector
Visa Inc., Class A	Information Technology
MasterCard Incorporated, Class A	Information Technology
Gilead Sciences, Inc.	Health Care
Las Vegas Sands, Inc.	Consumer Discretionary
Monsanto Company	Materials
CBS Corporation, Class B	Consumer Discretionary
Apple Inc.	Information Technology
Philip Morris International Inc.	Consumer Staples
Biogen Idec Inc.	Health Care
Union Pacific Corporation	Industrials

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Growth *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.5%		
Boeing Company (The)	174	$17,773
Precision Castparts Corp.	85	19,166
		36,939
Apparel Retail – 0.7%		
Limited Brands, Inc.	150	7,383
Apparel, Accessories & Luxury Goods – 0.7%		
Under Armour, Inc., Class A (A)	130	7,738
Automotive Retail – 2.1%		
AutoZone, Inc. (A)	40	16,821
O'Reilly Automotive, Inc. (A)	51	5,687
		22,508
Biotechnology – 8.3%		
Amgen Inc.	161	15,835
Biogen Idec Inc. (A)	130	27,998
Gilead Sciences, Inc. (A)	861	44,076
		87,909
Brewers – 2.2%		
Anheuser-Busch InBev S.A., ADR	258	23,305
Broadcasting – 3.7%		
CBS Corporation, Class B	683	33,359
Discovery Holding Company, Class A (A)	66	5,088
		38,447
Cable & Satellite – 0.9%		
Time Warner Cable Inc.	84	9,448
Casinos & Gaming – 6.1%		
Las Vegas Sands, Inc.	752	39,777
Wynn Resorts, Limited	182	23,232
		63,009
Communications Equipment – 3.5%		
Cisco Systems, Inc.	854	20,756
QUALCOMM Incorporated	258	15,787
		36,543
Computer Hardware – 2.9%		
Apple Inc.	76	30,142
Construction & Farm Machinery & Heavy Trucks – 0.7%		
Caterpillar Inc.	92	7,556
Data Processing & Outsourced Services – 9.3%		
MasterCard Incorporated, Class A	80	46,190
Visa Inc., Class A	282	51,498
		97,688
Distillers & Vintners – 0.5%		
Beam Inc.	83	$ 5,213
Diversified Chemicals – 1.3%		
PPG Industries, Inc.	94	13,763
Fertilizers & Agricultural Chemicals – 3.4%		
Monsanto Company	360	35,597
Footwear – 1.6%		
NIKE, Inc., Class B	263	16,761
Health Care Facilities – 1.5%		
HCA Holdings, Inc.	423	15,253
Home Improvement Retail – 3.3%		
Home Depot, Inc. (The)	306	23,713
Lowe's Companies, Inc.	275	11,252
		34,965
Hotels, Resorts & Cruise Lines – 1.5%		
Starwood Hotels & Resorts Worldwide, Inc.	245	15,453
Industrial Conglomerates – 0.7%		
Danaher Corporation	114	7,191
Industrial Machinery – 2.5%		
Pall Corporation	137	9,121
Pentair, Inc.	292	16,828
		25,949
Internet Retail – 2.0%		
Amazon.com, Inc. (A)	76	21,132
Internet Software & Services – 3.0%		
Facebook, Inc., Class A (A)	191	4,758
Google Inc., Class A (A)	31	26,904
		31,662
Motorcycle Manufacturers – 1.3%		
Harley-Davidson, Inc.	258	14,138
Oil & Gas Equipment & Services – 3.9%		
Core Laboratories N.V.	35	5,232
National Oilwell Varco, Inc.	250	17,253
Schlumberger Limited	251	17,983
		40,468
Personal Products – 1.8%		
Coty Inc., Class A (A)	267	4,592
Estee Lauder Companies, Inc. (The), Class A	213	14,003
		18,595
Pharmaceuticals – 3.6%		
Allergan, Inc.	119	10,058
Bristol-Myers Squibb Company	157	7,016
Johnson & Johnson	174	14,923
Shire Pharmaceuticals Group plc, ADR	55	$ 5,231
		37,228
Railroads – 7.0%		
Canadian Pacific Railway Limited	226	27,456
Kansas City Southern	174	18,458
Union Pacific Corporation	179	27,632
		73,546
Restaurants – 2.0%		
Starbucks Corporation	317	20,747
Semiconductor Equipment – 1.5%		
Applied Materials, Inc.	520	7,747
ASML Holding N.V., NY Registry Shares	102	8,076
		15,823
Semiconductors – 2.3%		
Altera Corporation	394	13,002
Microchip Technology Incorporated	301	11,223
		24,225
Systems Software – 1.9%		
Oracle Corporation	483	14,847
VMware, Inc., Class A (A)	70	4,703
		19,550
Tobacco – 2.7%		
Philip Morris International Inc.	329	28,498
Wireless Telecommunication Service – 4.8%		
American Tower Corporation, Class A	251	18,388
Crown Castle International Corp. (A)	333	24,134
SBA Communications Corporation (A)	107	7,916
		50,438
TOTAL COMMON STOCKS – 98.7%		**$1,034,810**
(Cost: $850,676)		

Growth *(in thousands)* JUNE 30, 2013 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 0.9%		
Nestle Finance International Ltd. (GTD by Nestle S.A.), 0.120%,7-24-13 (B) . .	$4,000	$ 4,000
Prudential Funding LLC (GTD by Prudential Financial Inc.), 0.070%, 7-1-13 (B) . .	5,753	5,753
		9,753
Master Note – 0.2%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (C) . .	2,042	2,042
TOTAL SHORT-TERM SECURITIES – 1.1%		**$ 11,795**
(Cost: $11,795)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$1,046,605**
(Cost: $862,471)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**2,059**
NET ASSETS – 100.0%		**$1,048,664**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,034,810	$ —	$ —
Short-Term Securities	—	11,795	—
Total	$1,034,810	$11,795	$ —

As of June 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

High Income

Asset Allocation

Bonds	**92.2%**
Corporate Debt Securities	73.9%
Loans	18.3%
Cash and Cash Equivalents and Equities	**7.8%**

Quality Weightings

Investment Grade	**0.6%**
BBB	0.6%
Non-Investment Grade	**91.6%**
BB	9.1%
B	48.9%
CCC	30.4%
Non-rated	3.2%
Cash and Cash Equivalents and Equities	**7.8%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

High Income *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Casinos & Gaming – 0.0%		
New Cotai Participation Corp, Class B (A)	—*	$ 48
Food Retail – 0.0%		
Roundy's Supermarkets, Inc.	3	26
Gas Utilities – 0.0%		
Suburban Propane Partners, L.P.	4	165
Oil & Gas Storage & Transportation – 0.2%		
Inergy Midstream, L.P.	14	316
Inergy, L.P.	33	527
		843
Railroads – 0.1%		
Kansas City Southern	3	297
Trading Companies & Distributors – 0.2%		
HD Supply Holdings, Inc. (A)	70	1,316
TOTAL COMMON STOCKS – 0.5%		**$2,695**
(Cost: $2,176)		

PREFERRED STOCKS	Shares	Value
Consumer Finance – 0.2%		
Ally Financial Inc., 8.125%	22	573
Ally Financial Inc., Preferred 8.5%	18	456
		1,029
Steel – 0.1%		
ArcelorMittal, Convertible Preferred	23	424
TOTAL PREFERRED STOCKS – 0.3%		**$1,453**
(Cost: $1,525)		

WARRANTS	Shares	Value
Agricultural Products – 0.0%		
ASG Consolidated LLC, Expires 5-15-18 (B)	1	210
TOTAL WARRANTS – 0.0%		**$ 210**
(Cost: $72)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.3%		
Ducommun Incorporated, 9.750%, 7-15-18	$146	160
GenCorp Inc., 7.125%, 3-15-21 (C)	558	578
Aerospace & Defense (Continued)		
Silver II Borrower SCA and Silver II US Holdings, 7.750%, 12-15-20 (C)	$ 704	$ 707
		1,445
Agricultural Products – 1.1%		
American Seafoods Group LLC, 10.750%, 5-15-16 (C)	2,383	2,478
ASG Consolidated LLC, 15.000%,5-15-17 (C)(D)	3,086	3,272
		5,750
Alternative Carriers – 1.8%		
Level 3 Communications, Inc.:		
11.875%, 2-1-19	4,715	5,339
8.875%, 6-1-19	513	534
Level 3 Communications, Inc. and Level 3 Financing, Inc., 7.000%, 6-1-20	1,354	1,351
Level 3 Financing, Inc.:		
8.125%, 7-1-19	2,051	2,153
8.625%, 7-15-20	377	402
		9,779
Auto Parts & Equipment – 1.3%		
Affinia Group Intermediate Holdings Inc., 7.750%, 5-1-21 (C)	254	256
IDQ Acquisition Corp., 14.000%, 10-1-17 (C)(D)	1,799	1,925
IDQ Holdings, Inc., 11.500%, 4-1-17 (C)	3,846	4,212
Schaeffler Finance B.V., 4.750%, 5-15-21 (C)	772	733
		7,126
Automotive Manufacturers – 0.6%		
Chrysler Group LLC and CG:		
8.000%, 6-15-19	475	518
8.250%, 6-15-21	988	1,091
Jaguar Land Rover plc, 5.625%, 2-1-23 (C)	1,458	1,414
		3,023
Automotive Retail – 1.4%		
Asbury Automotive Group, Inc., 8.375%, 11-15-20	5,142	5,695
Sonic Automotive, Inc., 5.000%, 5-15-23 (C)	1,759	1,706
		7,401
Broadcasting – 1.9%		
Cumulus Media Inc., 7.750%, 5-1-19	3,645	3,563
Broadcasting (Continued)		
Harron Communications, L.P. and Harron Finance Corporation, 9.125%, 4-1-20 (C)	$ 550	$ 594
WideOpenWest Finance, LLC and WideOpenWest CapitalCorp.:		
10.250%, 7-15-19	3,930	4,176
13.375%, 10-15-19	1,584	1,750
		10,083
Building Products – 3.5%		
American Builders & Contractors Supply Co., Inc., 5.625%, 4-15-21 (C)	608	597
Builders FirstSource, Inc., 7.625%, 6-1-21 (C)	354	342
HD Supply, Inc.:		
11.000%, 4-15-20	1,699	1,979
7.500%, 7-15-20 (C)	2,072	2,098
11.500%, 7-15-20	4,116	4,775
10.500%, 1-15-21	5,270	5,455
Ply Gem Industries, Inc., 8.250%, 2-15-18 (C)	2,042	2,144
Unifrax I LLC and Unifrax Holding Company, 7.500%, 2-15-19 (C)	1,360	1,387
		18,777
Cable & Satellite – 1.6%		
Cablevision Systems Corporation, 5.875%, 9-15-22	2,593	2,510
CCO Holdings, LLC and CCO Holdings Capital Corp., 5.750%, 1-15-24	2,129	2,054
DISH DBS Corporation:		
6.750%, 6-1-21	836	888
5.000%, 3-15-23	418	402
LYNX I CORP., 5.375%, 4-15-21 (C)	488	490
LYNX II CORP., 6.375%, 4-15-23 (C)	146	147
Nara Cable Funding Limited, 8.875%, 12-1-18 (C)	321	334
Univision Communications Inc., 6.750%, 9-15-22 (C)	929	975
WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9-1-20 (C)	673	697
		8,497
Casinos & Gaming – 0.4%		
MCE Finance Limited, 5.000%, 2-15-21 (C)	1,399	1,312
MGM Mirage, 11.375%, 3-1-18	600	753
		2,065

High Income *(in thousands)* JUNE 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Coal & Consumable Fuels – 0.4%		
Arch Coal, Inc., 9.875%, 6-15-19 (C)	$2,096	$ 1,991
Commodity Chemicals – 0.8%		
Orion Engineered Carbons Holdings GmbH, 9.250%, 8-1-19 (C)(D)	4,333	4,333
Communications Equipment – 0.8%		
Eagle Midco, Inc., 9.000%, 6-15-18 (C)(D)	4,155	4,051
Construction & Engineering – 0.0%		
USG Corporation, 9.750%, 1-15-18	213	242
Construction Materials – 1.0%		
Headwaters Incorporated, 7.625%, 4-1-19	922	963
Headwaters Incorporated, Convertible, 8.750%, 2-1-16	2,475	2,697
Hillman Group, Inc. (The), 10.875%, 6-1-18	1,407	1,523
		5,183
Consumer Finance – 4.3%		
Creditcorp, 12.000%, 7-15-18 (C)	2,378	2,356
General Motors Financial Company, Inc.:		
3.250%, 5-15-18 (C)	1,073	1,043
4.250%, 5-15-23 (C)	644	600
Speedy Cash Intermediate Holdings Corp., 10.750%, 5-15-18 (C)	5,523	5,773
Speedy Group Holdings Corp., 12.000%, 11-15-17 (C)	986	1,025
TMX Finance Holdings Inc., 11.000%, 10-15-15 (C)(D)	1,075	1,075
TMX Finance LLC and TitleMax Finance Corporation: 13.250%, 7-15-15	590	632
TransUnion Holding Company, Inc., 8.125%, 6-15-18 (C)(D)	4,093	4,333
TransUnion LLC and TransUnion Financing Corporation, 9.625%, 6-15-18 (D)	5,680	6,064
		22,901
Containers – 0.4%		
BOE Merger Corporation, 9.500%, 11-1-17 (C)(D)	1,609	1,641
Sealed Air Corporation, 5.250%, 4-1-23 (C)	588	572
		2,213
Data Processing & Outsourced Services – 2.4%		
Alliance Data Systems Corporation:		
5.250%, 12-1-17 (C)(D)	$ 6,900	$ 7,108
6.375%, 4-1-20 (C)(D)	5,233	5,390
		12,498
Distillers & Vintners – 0.3%		
Constellation Brands, Inc.:		
3.750%, 5-1-21	856	801
4.250%, 5-1-23	843	796
		1,597
Distributors – 0.4%		
LKQ Corporation, 4.750%, 5-15-23 (C)	2,250	2,149
Diversified Banks – 0.7%		
Bank of America Corporation:		
8.000%, 12-29-49 (E)	2,950	3,286
8.125%, 12-29-49 (E)	426	479
		3,765
Diversified Capital Markets – 0.6%		
Patriot Merger Corp., 9.000%, 7-15-21 (C)	3,421	3,344
Diversified Chemicals – 0.2%		
Kinove German Bondco GmbH, 10.000%,6-15-18 (C)(F)	EUR 598	850
Diversified Metals & Mining – 2.0%		
American Gilsonite Holding Company, 11.500%, 9-1-17 (C)	$ 1,905	2,005
FMG Resources Pty Ltd.:		
6.375%, 2-1-16 (C)	2,800	2,797
6.000%, 4-1-17 (C)	653	635
6.875%, 2-1-18 (C)	300	296
8.250%, 11-1-19 (C)	1,169	1,204
6.875%, 4-1-22 (C)	2,739	2,657
Walter Energy, Inc.:		
9.875%,12-15-20 (C)	1,069	930
8.500%, 4-15-21 (C)	501	401
		10,925
Diversified Support Services – 0.4%		
Nexeo Solutions, LLC, 8.375%, 3-1-18	2,146	2,135
Education Services – 1.8%		
Laureate Education, Inc., 9.250%, 9-1-19 (C)	9,103	9,740
Electric Utilities – 0.4%		
Alliant Holdings, 7.875%, 12-15-20 (C)	2,202	2,213
Electronic Components – 0.5%		
WireCo WorldGroup Inc., 9.500%, 5-15-17	$2,517	$ 2,605
Electronic Manufacturing Services – 0.7%		
Jabil Circuit, Inc., 4.700%, 9-15-22	451	434
KEMET Corporation, 10.500%, 5-1-18	3,015	3,075
		3,509
Environmental & Facilities Services – 0.2%		
Heckmann Corporation, 9.875%, 4-15-18 (C)	790	824
Food Distributors – 4.1%		
Alphabet Holding Company, Inc., 7.750%, 11-1-17 (D)	882	904
Hawk Acquisition Sub, Inc., 4.250%, 10-15-20 (C)	1,003	959
Michael Foods Holding, Inc., 8.500%, 7-15-18 (C)(D)	7,292	7,511
Simmons Foods, Inc., 10.500%, 11-1-17 (C)	2,519	2,651
U.S. Foodservice, Inc., 8.500%, 6-30-19	8,086	8,450
Viskase Companies, Inc., 9.875%, 1-15-18 (C)	1,325	1,401
		21,876
Food Retail – 0.3%		
Pantry, Inc., (The), 8.375%, 8-1-20	1,100	1,181
Safway Group Holding LLC and Safway Finance Corp., 7.000%, 5-15-18 (C)	368	361
		1,542
Gaming – 1.0%		
New Cotai, LLC and New Cotai Capital Corp., 10.625%, 5-1-19 (C)(D)	5,398	5,290
Health Care Equipment – 0.5%		
DJO Finance LLC and DJO Finance Corporation, 9.750%, 10-15-17	420	428
Immucor, Inc., 11.125%, 8-15-19	2,147	2,330
		2,758
Health Care Facilities – 2.8%		
Acadia Healthcare Company, Inc., 6.125%, 3-15-21 (C)	867	867
Alere Inc.:		
7.250%, 7-1-18 (C)	1,220	1,293
6.500%, 6-15-20 (C)	876	850
Chiron Merger Sub, Inc., 12.500%, 11-1-19	811	835

High Income *(in thousands)* JUNE 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Facilities (Continued)		
Kindred Healthcare, Inc., 8.250%, 6-1-19	$ 756	$ 775
Physio-Control International, Inc., 9.875%, 1-15-19 (C)	1,080	1,188
Tenet Healthcare Corporation:		
6.750%, 2-1-20	1,408	1,366
6.875%, 11-15-31	3,993	3,434
Truven Health Analytics, 10.625%, 6-1-20 (C)	4,000	4,399
		15,007
Health Care Services – 0.6%		
MedImpact Holdings, Inc., 10.500%, 2-1-18 (C)	2,770	3,075
Home Furnishings – 0.6%		
Empire Today, LLC and Empire Today Finance Corp., 11.375%, 2-1-17 (C)	4,026	3,221
Industrial - Other – 0.1%		
MasTec, Inc., 4.875%, 3-15-23	837	795
Industrial Machinery – 0.2%		
Dematic S.A. and DH Services Luxembourg S.a.r.l., 7.750%, 12-15-20 (C)	286	299
Dynacast International LLC and Dynacast Finance Inc., 9.250%, 7-15-19	594	647
		946
Integrated Telecommunication Services – 0.2%		
CenturyLink, Inc., 5.625%, 4-1-20	920	929
Investment Banking & Brokerage – 2.2%		
E*TRADE Financial Corporation:		
6.750%, 6-1-16	780	801
6.000%, 11-15-17	2,500	2,525
6.375%, 11-15-19	3,750	3,807
GFI Group Inc., 9.625%, 7-19-18	1,735	1,683
Isabelle Acquisition Sub Inc., 10.000%, 11-15-18 (D)	2,827	3,039
		11,855
IT Consulting & Other Services – 0.2%		
SRA International, Inc. and Sterling Merger, Inc., 11.000%, 10-1-19	1,089	1,122
Leisure Facilities – 1.4%		
Palace Entertainment Holdings, LLC, 8.875%, 4-15-17 (C)	$2,742	$ 2,824
Regal Entertainment Group, 5.750%, 2-1-25	3,505	3,330
Viking Cruises, Ltd., 8.500%, 10-15-22 (C)	1,110	1,215
		7,369
Life Sciences Tools & Services – 0.5%		
VWR Funding, Inc., 7.250%, 9-15-17	2,648	2,741
Lodging – 0.3%		
Ryman Hospitality Properties, Inc., 5.000%, 4-15-21 (C)	1,898	1,841
Marine – 1.1%		
TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8-15-19 (C)	5,365	5,902
Metal & Glass Containers – 2.2%		
Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (GTD by Ardagh Packaging Holdings Limited), 7.000%, 11-15-20 (C)	702	677
BlueScope Steel (Finance) Limited and BlueScope Steel Finance (USA) LLC, 7.125%, 5-1-18 (C)	2,746	2,787
BOE Intermediate Holding Corporation, 9.000%, 11-1-17 (C)(D)	1,764	1,693
Consolidated Container Company LLC and Consolidated Container Capital, Inc., 10.125%, 7-15-20 (C)	6,579	6,908
		12,065
Movies & Entertainment – 0.6%		
AMC Entertainment Holdings, Inc., 9.750%, 12-1-20	990	1,121
Carmike Cinemas, Inc., 7.375%, 5-15-19	1,813	1,949
		3,070
Oil & Gas Drilling – 0.3%		
RDS Ultra-Deepwater Ltd, 11.875%, 3-15-17 (C)	1,560	1,685
Oil & Gas Equipment & Services – 0.3%		
Global Geophysical Services, Inc., 10.500%, 5-1-17	2,135	1,841
Oil & Gas Exploration & Production – 0.5%		
Chesapeake Energy Corporation, 5.750%, 3-15-23	$1,506	$ 1,525
Sabine Pass Liquefaction, LLC:		
5.625%, 2-1-21 (C)	1,010	980
5.625%, 4-15-23 (C)	359	339
		2,844
Oil & Gas Refining & Marketing – 3.4%		
Energy Partners Ltd., 8.250%, 2-15-18	4,122	4,245
EP Energy, 9.375%, 5-1-20	986	1,114
EP Energy LLC and Everest Acquisition Finance Inc., 7.750%, 9-1-22	336	360
Everest Acquisition, LLC and Everest Acquisition Finance, Inc., 6.875%, 5-1-19	370	396
Offshore Group Investment Limited:		
7.500%, 11-1-19	2,850	2,971
7.125%, 4-1-23 (C)	1,858	1,825
PetroBakken Energy Ltd., 8.625%, 2-1-20 (C)	265	252
Samson Investment Company, 10.000%, 2-15-20 (C)(E)	3,481	3,668
Shelf Drilling Holdings, Ltd., 8.625%, 11-1-18 (C)	2,827	2,940
		17,771
Oil Services – 0.1%		
Sidewinder Drilling Inc, 9.750%, 11-15-19 (C)	578	585
Packaged Foods & Meats – 0.9%		
Bumble Bee Foods, LLC:		
9.000%, 12-15-17 (C)	2,212	2,350
9.625%, 3-15-18 (C)(D)	2,175	2,262
		4,612
Paper & Forest Products – 0.4%		
Neenah Paper, Inc., 5.250%, 5-15-21 (C)	2,000	1,950
Paper Packaging – 0.6%		
Reynolds Group Holdings Limited:		
9.000%, 4-15-19	2,880	2,974
8.250%, 2-15-21	280	277
		3,251
Pharmaceuticals – 1.1%		
Jaguar Holding Co I, 9.375%,10-15-17 (C)(D)	2,410	2,519
VPII Escrow Corp.:		
6.750%, 8-15-18 (C)	1,899	1,946
7.500%, 7-15-21 (C)	1,424	1,474
		5,939

High Income *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Precious Metals & Minerals – 0.4%		
Prince Mineral Holding Corp, 11.500%, 12-15-19 (C)	$1,792	$ 1,917
Real Estate Investment Trust – 0.2%		
CBRE Services, Inc., 5.000%, 3-15-23	1,053	998
Restaurants – 1.6%		
Carrols Restaurant Group, Inc., 11.250%, 5-15-18	537	604
Dave & Buster's, Inc., 0.000%, 2-15-16 (C)(G)	5,280	4,091
NPC International, Inc., 10.500%, 1-15-20	2,438	2,795
Shearer's Foods LLC, and Chip Finance Corporation, 9.000%, 11-1-19	846	895
		8,385
Retail Stores – 2.6%		
Coinstar, Inc., 6.000%, 3-15-19 (C)	2,735	2,732
Hot Topic, Inc., 9.250%, 6-15-21 (C)	1,445	1,463
Jo-Ann Stores Holdings, Inc., 9.750%, 10-15-19 (C)(D)	7,132	7,327
PETCO Holdings Inc, 8.500%, 10-15-17 (C)(D)	1,891	1,929
Radio Systems Corp, 8.375%, 11-1-19 (C)	443	472
		13,923
Satellite – 0.1%		
Sirius XM Radio Inc., 4.625%, 5-15-23 (C)	508	470
Semiconductor Equipment – 0.0%		
Photronics, Inc., Convertible, 3.250%, 4-1-16	170	186
Semiconductors – 0.2%		
Freescale Semiconductor, Inc., 8.050%, 2-1-20	1,302	1,318
Service – Other – 1.9%		
B-Corp Merger Sub, Inc., 8.250%, 6-1-19	4,564	4,473
Emdeon, Inc., 11.000%, 12-31-19	2,204	2,485
Flextronics International Ltd.:		
4.625%, 2-15-20 (C)	749	727
5.000%, 2-15-23 (C)	2,248	2,174
NES Rentals Holdings, Inc., 7.875%, 5-1-18 (C)	616	608
		10,467

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized Consumer Services – 1.4%		
Carlson Wagonlit B.V.:		
6.875%, 6-15-19 (C)	$ 2,243	$2,265
7.500%, 6-15-19 (C)(F)	EUR1,787	2,381
ServiceMaster Company (The), 8.000%, 2-15-20	$ 1,394	1,391
StoneMor Partners L.P. and Cornerstone Family Services of West Virginia Subsidiary, Inc., 7.875%, 6-1-21 (C)	1,281	1,255
		7,292
Specialized Finance – 1.5%		
CNG Holdings, Inc., 9.375%, 5-15-20 (C)	675	648
Consolidated Communications Finance Co., 10.875%, 6-1-20	1,710	1,932
International Lease Finance Corporation:		
3.875%, 4-15-18	286	269
5.875%, 4-1-19	815	823
4.625%, 4-15-21	286	263
5.875%, 8-15-22	1,234	1,223
WM Finance Corp., 11.500%, 10-1-18	931	1,066
WM Holdings Finance Corp., 13.750%, 10-1-19	1,495	1,742
		7,966
Specialized REITs – 0.8%		
CNL Lifestyles Properties, Inc., 7.250%, 4-15-19	4,412	4,401
Specialty Stores – 1.4%		
Bon-Ton Stores, Inc. (The), 8.000%, 6-15-21 (C)	1,274	1,295
New Academy Finance Co LLC, 8.000%, 6-15-18 (C)(D)	3,274	3,356
Spencer Spirit Holdings, Inc., 9.000%, 5-1-18 (C)(D)	2,920	2,847
		7,498
Steel – 0.1%		
Severstal Columbus LLC, 10.250%, 2-15-18	720	746
Technology – 0.9%		
Atlantis Merger Sub, Inc. and SoftBrands, Inc., 11.500%, 7-15-18	2,296	2,600
J2 Global, Inc., 8.000%, 8-1-20	1,502	1,570
VeriSign, Inc., 4.625%, 5-1-23 (C)	760	737
		4,907

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Technology Distributors – 0.6%		
Sophia, L.P. and Sophia Finance, Inc., 9.750%, 1-15-19 (C)	$ 3,215	$ 3,440
Thrifts & Mortgage Finance – 0.7%		
Provident Funding Associates, L.P. and PFG Finance Corp.:		
10.125%, 2-15-19 (C)	495	547
6.750%, 6-15-21 (C)	3,073	3,065
		3,612
Tobacco – 0.3%		
Sun Products Corporation, 7.750%, 3-15-21 (C)	1,853	1,839
Wireless – 0.1%		
DigitalGlobe, Inc., 5.250%, 2-1-21 (C)	468	449
Wireless Telecommunication Service – 0.4%		
Digicel Group Limited:		
10.500%, 4-15-18 (C)	928	985
8.250%, 9-30-20 (C)	357	369
Wind Acquisition Finance S.A., 11.750%, 7-15-17 (C)	685	712
		2,066
TOTAL CORPORATE DEBT SECURITIES – 73.9%		**$394,776**
(Cost: $387,318)		

LOANS	Principal	Value
Application Software – 2.3%		
Misys plc and Magic Newco, LLC, 12.000%, 6-12-19 (E)	10,973	12,399
Casinos & Gaming – 0.4%		
Centaur Acquisition, LLC:		
5.250%, 1-31-19 (E)	528	525
8.750%, 1-31-20 (E)	370	373
Harrah's Las Vegas Propco, LLC, 3.690%, 2-13-14 (E)	1,078	996
		1,894
Chemicals – 0.2%		
AI Chem & Cy S.C.A., 8.250%, 3-12-20 (E)	1,231	1,231
Diversified Chemicals – 0.2%		
MacDermid, Incorporated, 7.750%, 12-6-20 (E)	1,065	1,074

High Income *(in thousands)* JUNE 30, 2013 (UNAUDITED)

LOANS (Continued)	Principal	Value
Diversified Real Estate Activities – 2.2%		
HLT Property Acquisition, LLC, 4.193%, 11-12-15 (E)	$11,971	$11,777
LTS Buyer, LLC, 8.000%, 3-15-21 (E)	115	115
		11,892
Diversified Support Services – 1.5%		
Advantage Sales & Marketing, Inc.: 8.250%, 6-18-18 (E)	4,890	4,895
Sprint Industrial Holdings, LLC:		
0.000%, 4-23-19 (E)	500	499
7.000%, 4-23-19 (E)	2,192	2,197
11.250%,4-23-19 (E)	722	720
		8,311
Environmental & Facilities Services – 0.3%		
K2 Pure Solutions Nocal, L.P., 10.500%, 9-10-15 (E)	1,360	1,339
Food Distributors – 0.5%		
Performance Food Group, Inc., 6.250%, 11-17-19 (E)	2,143	2,121
U.S. Foods, Inc., 4.500%, 3-31-19 (E)	649	641
		2,762
Food Retail – 0.6%		
Focus Brands, Inc.: 10.250%, 8-21-18 (E)	2,837	2,873
Health Care Equipment – 0.7%		
Carestream Health, Inc., 0.000%, 12-5-19 (E)	3,544	3,473
Health Care Facilities – 0.3%		
National Surgical Hospitals, Inc., 8.250%, 2-3-17 (E)	1,764	1,759
Health Care Supplies – 0.8%		
Sage Products Holdings III, LLC, 9.250%, 6-13-20 (E)	3,952	4,023
Health Care Technology – 0.3%		
Merge Healthcare, Inc., 6.000%, 4-1-19 (E)	1,699	1,707
Hotels, Resorts & Cruise Lines – 0.1%		
Four Seasons Hotels Limited, 0.000%, 12-13-20 (E)	571	575
Hypermarkets & Super Centers – 0.3%		
BJ's Wholesale Club, Inc., 9.750%, 3-6-20 (E)	1,337	1,360
Independent Power Producers & Energy Traders – 0.4%		
Texas Competitive Electric Holdings Company, LLC:		
4.693%, 10-10-17 (E)	$2,210	$ 1,540
4.775%, 10-10-17 (E)	1,081	753
		2,293
Internet Software & Services – 0.2%		
W3 Co., 9.250%, 8-21-20 (E)	892	901
Leisure Facilities – 0.1%		
Northfield Park Associates LLC, 9.000%, 11-9-18 (E)	457	471
Leisure Products – 0.5%		
Visant Corporation, 5.250%, 12-22-16 (E)	3,500	3,329
Metal & Glass Containers – 0.4%		
Evergreen Tank Solution, Inc., 9.500%, 9-11-18 (E)	2,051	2,041
Movies & Entertainment – 2.5%		
Formula One Holdings Ltd. and Alpha Topco Limited, 9.250%, 10-16-19 (E)	5,642	5,916
Formula One Holdings Ltd. and Delta Two S.a.r.l.:		
0.000%, 4-30-19 (E)	4,793	4,781
4.500%, 4-30-19 (E)	3,233	3,226
		13,923
Oil & Gas Exploration & Production – 1.7%		
Chesapeake Energy Corporation, 5.750%, 12-2-17 (E)	8,000	8,098
Sabine Oil & Gas LLC, 8.750%, 12-31-18 (E)	843	839
		8,937
Oil & Gas Refining & Marketing – 0.2%		
Samson Investment Company, 6.000%, 9-25-18 (E)	1,116	1,112
Paper Packaging – 0.6%		
FPC Holdings, Inc., 9.250%, 5-16-20 (E)	1,740	1,649
Ranpak Corp., 8.500%, 4-10-20 (E)	1,358	1,358
		3,007
Research & Consulting Services – 0.6%		
AlixPartners, LLP, 10.750%, 6-29-19 (E)	2,978	3,023
Specialized Finance – 0.4%		
Orchard Acquisition Company, LLC, 9.000%, 2-4-19 (E)	$2,036	$ 2,008
TOTAL LOANS – 18.3%		**$ 97,717**
(Cost: $96,775)		
SHORT-TERM SECURITIES		
Commercial Paper – 6.4%		
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.180%, 8-23-13 (H)	2,050	2,049
Bemis Company, Inc., 0.300%, 7-1-13 (H)	2,000	2,000
Clorox Company (The), 0.270%, 7-22-13 (H)	7,300	7,298
Exxon Mobil Corporation, 0.050%, 7-24-13 (H)	2,000	2,000
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.):		
0.220%, 7-2-13 (H)	6,000	6,000
0.220%, 7-18-13 (H)	3,000	3,000
Kroger Co. (The):		
0.280%, 7-1-13 (H)	3,829	3,829
0.300%, 7-8-13 (H)	5,000	5,000
Virginia Electric and Power Company, 0.240%, 7-2-13 (H)	3,000	3,000
		34,176
TOTAL SHORT-TERM SECURITIES – 6.4%		**$ 34,176**
(Cost: $34,177)		
TOTAL INVESTMENT SECURITIES – 99.4%		**$531,027**
(Cost: $522,043)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6%		**3,136**
NET ASSETS – 100.0%		**$534,163**

High Income *(in thousands)* JUNE 30, 2013 (UNAUDITED)

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2013, the total value of these securities amounted to $231,821 or 43.4% of net assets.

(D)Payment-in-kind bonds.

(E)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013.

(F)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR—Euro).

(G)Zero coupon bond.

(H)Rate shown is the yield to maturity at June 30, 2013.

The following forward foreign currency contracts were outstanding at June 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Morgan Stanley International	2,664	7-22-13	$103	$—

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 2,647	$ —	$ 48
Preferred Stocks	1,453	—	—
Warrants	—	210	—
Corporate Debt Securities	—	393,701	1,075
Loans	—	75,300	22,417
Short-Term Securities	—	34,176	—
Total	$ 4,100	$503,387	$23,540
Forward Foreign Currency Contracts	$ —	$ 103	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Warrants	Corporate Debt Securities	Loans
Beginning Balance 1-1-13	$ —	$ 36	$ —	$19,751
Net realized gain (loss)	—	—	—	40
Net change in unrealized appreciation (depreciation)	(14)	—	—	(666)
Purchases	62	—	—	9,679
Sales	—	—	—	(1,762)
Accrued discounts/premiums	—	—	—	13
Transfers into Level 3 during the period	—	—	1,075	1,357
Transfers out of Level 3 during the period	—	(36)	—	(5,995)
Ending Balance 6-30-13	**$ 48**	**$ —**	**$1,075**	**$22,417**
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-13	**$(14)**	**$ —**	**$ —**	**$ 339**

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended June 30, 2013.

Quantitative Information about Level 3 fair value measurements:

	Fair Value at 6-30-13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$ 48	Broker quote	Broker quote
Corporate Debt Securities	1,075	Purchase price	Purchase price
Loans	22,417	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

International Core Equity

ALL DATA IS AS OF JUNE 30, 2013 (UNAUDITED)

Asset Allocation

Stocks	**95.7%**
Financials	16.0%
Consumer Staples	14.2%
Health Care	11.9%
Consumer Discretionary	10.5%
Industrials	10.1%
Information Technology	9.0%
Energy	8.7%
Telecommunication Services	8.5%
Materials	5.3%
Utilities	1.5%
Cash and Cash Equivalents	**4.3%**

Country Weightings

Europe	**57.1%**
United Kingdom	23.5%
France	11.6%
Germany	6.6%
Netherlands	4.6%
Sweden	4.4%
Other Europe	6.4%
Pacific Basin	**34.8%**
Japan	18.6%
Australia	4.5%
China	3.9%
Other Pacific Basin	7.8%
North America	**1.6%**
Other	**2.2%**
Cash and Cash Equivalents	**4.3%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Royal Dutch Shell plc, Class A	United Kingdom	Energy	Integrated Oil & Gas
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals
Unilever plc	United Kingdom	Consumer Staples	Packaged Foods & Meats
Total S.A.	France	Energy	Integrated Oil & Gas
Shire plc	United Kingdom	Health Care	Pharmaceuticals
Teva Pharmaceutical Industries Limited, ADR	Israel	Health Care	Pharmaceuticals
Cheung Kong (Holdings) Limited	Hong Kong	Financials	Real Estate Development
Prudential plc	United Kingdom	Financials	Life & Health Insurance
Bayer AG	Germany	Health Care	Pharmaceuticals
Nissin Kogyo Co., Ltd.	Japan	Consumer Discretionary	Auto Parts & Equipment

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

International Core Equity *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 4.5%		
Amcor Limited	794	$ 7,362
Incitec Pivot Limited	2,805	7,336
Telstra Corporation Limited	1,512	6,596
Toll Holdings Limited	1,677	8,158
		29,452
Belgium – 1.0%		
Anheuser-Busch InBev S.A., ADR	76	6,853
China – 3.9%		
Baidu.com, Inc., ADR (A)	94	8,908
China Construction Bank Corporation	9,160	6,484
China Unicom Limited	5,730	7,609
Spreadtrum Communications, Inc., ADR	106	2,777
		25,778
Denmark – 1.1%		
TDC A/S	241	1,950
TDC A/S (B)	674	5,462
		7,412
Finland – 0.5%		
Fortum Oyj	171	3,212
France – 11.6%		
Cap Gemini S.A.	190	9,236
Casino, Guichard-Perrachon	68	6,383
Danone	135	10,111
European Aeronautic Defence and Space Company	39	2,100
European Aeronautic Defence and Space Company (B)	145	7,724
Gaz de France	347	6,802
Sanofi-Aventis	92	9,565
Total S.A.	312	15,251
Vinci	181	9,108
		76,280
Germany – 6.6%		
Bayer AG	111	11,820
DaimlerChrysler AG, Registered Shares	179	10,816
Deutsche Lufthansa AG	257	5,214
Dialog Semiconductor plc (A)	375	4,699
METRO AG	119	3,775
Siemens AG	68	6,833
		43,157
Hong Kong – 1.9%		
Cheung Kong (Holdings) Limited	902	12,234
India – 1.0%		
ICICI Bank Limited	355	6,395
Israel – 2.2%		
Teva Pharmaceutical Industries Limited, ADR	367	14,391
Japan – 18.6%		
AISIN SEIKI CO., LTD.	228	$ 8,732
Aozora Bank, Ltd.	1,538	4,807
Aozora Bank, Ltd. (B)	522	1,632
Asahi Breweries, Ltd.	320	7,928
Canon Inc.	242	7,906
Chiyoda Corporation	893	10,507
Daito Trust Construction Co., Ltd	100	9,437
Fuji Media Holdings, Inc.	5	9,146
Komatsu Ltd.	293	6,767
Mitsui & Co., Ltd.	538	6,760
Mitsui Trust Holdings, Inc.	2,404	11,222
Nissin Kogyo Co., Ltd.	624	11,304
Sega Sammy Holdings Inc.	131	3,277
Shin-Etsu Chemical Co., Ltd.	143	9,507
Softbank Corp.	187	10,940
Sumitomo Mitsui Trust Holdings, Inc. (B)	329	1,536
		121,408
Netherlands – 4.6%		
Fugro N.V.	190	10,309
ING Groep N.V., Certicaaten Van Aandelen (A)	1,206	10,986
Koninklijke Ahold N.V.	599	8,911
		30,206
Singapore – 2.6%		
Singapore Telecommunications Limited	2,712	8,066
United Overseas Bank Limited	592	9,276
		17,342
South Korea – 2.3%		
Hyundai Mobis	33	7,808
Samsung Electronics Co., Ltd.	6	7,039
		14,847
Spain – 1.3%		
Amadeus IT Holding, S.A.	274	8,748
Sweden – 4.4%		
Investor AB, B Shares	393	10,561
Securitas AB, Class B	403	3,521
Swedish Match AB	199	7,054
TeliaSonera AB	1,172	7,640
		28,776
Switzerland – 2.5%		
Nestle S.A., Registered Shares	107	7,030
Novartis AG, Registered Shares	137	9,704
		16,734
United Kingdom – 23.5%		
AMEC plc	464	7,092
GlaxoSmithKline plc	681	17,076
Imperial Tobacco Group plc	278	9,634
Kingfisher plc	1,541	$ 8,037
Petrofac Limited	352	6,422
Prudential plc	725	11,846
Reckitt Benckiser Group plc	125	8,811
Rio Tinto plc	274	11,200
Royal Dutch Shell plc, Class A	546	17,455
Shire plc	460	14,594
Standard Chartered plc	400	8,681
Unilever plc	409	16,572
Vodafone Group plc	2,477	7,077
WPP Group plc	550	9,392
		153,889
United States – 1.6%		
Yahoo! Inc. (A)	420	10,540
TOTAL COMMON STOCKS – 95.7%		**$627,654**
(Cost: $602,246)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.7%		
Caterpillar Financial Services Corporation (GTD by Caterpillar Inc.), 0.120%, 7-25-13 (C)	$ 5,000	4,999
Exxon Mobil Corporation, 0.080%, 7-30-13 (C)	2,000	2,000
Kellogg Co., 0.150%, 7-1-13 (C)	3,636	3,636
Prudential Funding LLC (GTD by Prudential Financial Inc.), 0.070%, 7-1-13 (C)	3,141	3,141
Total Capital Canada Ltd. (GTD by Total S.A.), 0.090%, 7-10-13 (C)	4,000	4,000
		17,776
Master Note – 0.7%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (D)	4,865	4,865
TOTAL SHORT-TERM SECURITIES – 3.4%		**$ 22,641**
(Cost: $22,641)		
TOTAL INVESTMENT SECURITIES – 99.1%		**$650,295**
(Cost: $624,887)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		**6,181**
NET ASSETS – 100.0%		**$656,476**

International Core Equity *(in thousands)* JUNE 30, 2013 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2013, the total value of these securities amounted to $16,354 or 2.5% of net assets.

(C)Rate shown is the yield to maturity at June 30, 2013.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Barclays Capital, Inc.	10,600	7–22–13	$ 444	$—
Sell	Euro	Barclays Capital, Inc.	37,300	7–22–13	1,471	—
Sell	Japanese Yen	Barclays Capital, Inc.	3,152,000	7–22–13	1,261	—
					$3,176	$—

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$627,654	$ —	$ —
Short-Term Securities	—	22,641	—
Total	$627,654	$ 22,641	$ —
Forward Foreign Currency Contracts	$ —	$ 3,176	$ —

During the period ended June 30, 2013, securities totaling $412,762 were transferred from Level 2 to Level 1 due to lack of significant market movements following the close of local trading.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Financials	16.0%
Consumer Staples	14.2%
Health Care	11.9%
Consumer Discretionary	10.5%
Industrials	10.1%
Information Technology	9.0%
Energy	8.7%
Telecommunication Services	8.5%
Materials	5.3%
Utilities	1.5%
Other+	4.3%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**84.0%**
Industrials	20.3%
Consumer Discretionary	17.4%
Health Care	14.4%
Information Technology	8.7%
Financials	6.8%
Consumer Staples	6.6%
Materials	4.7%
Energy	3.1%
Telecommunication Services	2.0%
Cash and Cash Equivalents	**16.0%**

Country Weightings

Europe	**51.7%**
Germany	13.6%
France	13.5%
United Kingdom	12.5%
Switzerland	3.9%
Other Europe	8.2%
Pacific Basin	**26.0%**
Japan	14.1%
Australia	3.9%
Other Pacific Basin	8.0%
North America	**4.1%**
Other	**2.2%**
Cash and Cash Equivalents	**16.0%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Safran	France	Industrials	Aerospace & Defense
Bayer AG	Germany	Health Care	Pharmaceuticals
Vinci	France	Industrials	Construction & Engineering
Diageo plc	United Kingdom	Consumer Staples	Distillers & Vintners
Shire plc	United Kingdom	Health Care	Pharmaceuticals
InBev NV	United States	Consumer Staples	Brewers
Galaxy Entertainment Group Limited, ADR	Hong Kong	Consumer Discretionary	Casinos & Gaming
Teva Pharmaceutical Industries Limited, ADR	Israel	Health Care	Pharmaceuticals
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

International Growth *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 3.9%		
Coca-Cola Amatil Limited	417	$ 4,850
David Jones Limited	1,900	4,432
Telstra Corporation Limited	2,412	10,520
		19,802
Canada – 0.8%		
Agrium Inc.	49	4,214
China – 0.6%		
Ping An Insurance (Group) Company of China, Ltd., A Shares	528	2,990
France – 13.5%		
Alstom	126	4,111
Cap Gemini S.A.	160	7,792
Compagnie Generale des Etablissements Michelin, Class B	80	7,138
European Aeronautic Defence and Space Company	70	3,752
European Aeronautic Defence and Space Company (A)	72	3,859
LVMH Moet Hennessy – Louis Vuitton	42	6,845
Safran	255	13,340
Sanofi-Aventis	95	9,828
Vinci	241	12,078
		68,743
Germany – 12.2%		
adidas AG	55	5,915
Bayer AG	113	12,089
DaimlerChrysler AG, Registered Shares	169	10,230
Deutsche Lufthansa AG	320	6,499
Fresenius SE & Co. KGaA	85	10,502
Linde AG	28	5,159
MTU Aero Engines Holding AG	92	8,919
SAP AG	35	2,531
		61,844
Hong Kong – 3.3%		
Galaxy Entertainment Group Limited, ADR (B)	2,264	11,092
Yue Yuen Industrial (Holdings) Limited	2,233	5,787
		16,879
India – 0.7%		
NMDC Limited (B)	227	403
NMDC Limited (A)(B)	1,689	2,998
		3,401
Ireland – 1.1%		
Smurfit Kappa Group plc	330	5,402
Israel – 2.2%		
Teva Pharmaceutical Industries Limited, ADR	280	10,957

COMMON STOCKS (Continued)	Shares	Value
Japan – 14.1%		
Bridgestone Corporation	290	$ 9,866
Canon Inc.	115	3,764
Fuji Heavy Industries Ltd.	121	2,983
JGC Corporation	177	6,371
Komatsu Ltd.	235	5,440
Mitsubishi Corporation	366	6,264
Mitsubishi Electric Corporation	514	4,815
Mitsui & Co., Ltd.	246	3,096
Mitsui Trust Holdings, Inc.	440	2,054
Mizuho Financial Group, Inc.	2,808	5,832
Nissin Kogyo Co., Ltd.	386	6,994
ORIX Corporation	666	9,096
Sumitomo Corporation	379	4,721
		71,296
Luxembourg – 0.4%		
Acergy S.A.	105	1,840
Netherlands – 1.4%		
ASML Holding N.V., Ordinary Shares	88	6,980
Norway – 2.7%		
Seadrill Limited	197	7,951
Yara International ASA	146	5,827
		13,778
South Korea – 1.5%		
Samsung Electronics Co., Ltd.	7	7,732
Sweden – 2.6%		
AB Volvo, Class B	530	7,093
Telefonaktiebolaget LM Ericsson, B Shares	541	6,132
		13,225
Switzerland – 3.9%		
Credit Suisse Group AG, Registered Shares	230	6,091
Novartis AG, Registered Shares	119	8,469
Swatch Group Ltd (The), Bearer Shares	10	5,479
		20,039
Taiwan – 1.9%		
High Tech Computer Corp. (B)	542	4,322
MediaTek Incorporation	446	5,186
		9,508
United Kingdom – 12.5%		
British American Tobacco plc	111	5,668
Capita Group plc (The)	225	3,302
Diageo plc	404	11,539
Experian plc	469	8,152
GlaxoSmithKline plc	419	10,514
Pearson plc	250	4,457

COMMON STOCKS (Continued)	Shares	Value
United Kingdom (Continued)		
Prudential plc	503	$ 8,224
Shire plc	363	11,517
		63,373
United States – 3.3%		
InBev NV	127	11,269
Schlumberger Limited	79	5,642
		16,911
TOTAL COMMON STOCKS – 82.6%		**$418,914**
(Cost: $383,309)		

PREFERRED STOCKS	Shares	Value
Germany – 1.4%		
Volkswagen AG, 2.260%	35	7,095
TOTAL PREFERRED STOCKS – 1.4%		**$ 7,095**
(Cost: $7,019)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 10.6%		
L Air Liquide S.A., 0.140%, 8-2-13 (C)	$ 5,000	4,999
Caterpillar Financial Services Corporation (GTD by Caterpillar Inc.), 0.120%, 7-25-13 (C)	3,000	3,000
Exxon Mobil Corporation, 0.080%, 7-30-13 (C)	6,000	6,000
Harley–Davidson Financial Services (GTD by Harley–Davidson Credit Corp.), 0.200%, 7-19-13 (C)	15,000	14,997
Kellogg Co., 0.150%, 7-1-13 (C)	5,364	5,364
Mondelez International, Inc., 0.150%, 7-1-13 (C)	4,347	4,347
Praxair, Inc., 0.050%, 7-2-13 (C)	5,000	5,000
Total Capital Canada Ltd. (GTD by Total S.A.), 0.090%, 7-10-13 (C)	10,000	10,000
		53,707
Master Note – 0.3%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (D)	1,502	1,502

International Growth *(in thousands)* JUNE 30, 2013 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Municipal Obligations – Taxable – 0.9%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.050%, 7–1–13 (D) . . .	$4,588	$ 4,588
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America, N.A.), 0.070%, 7–7–13 (D) . . .	48	48
		4,636
United States Government Agency Obligations – 0.9%		
Overseas Private Investment Corporation (GTD by United States Government), 0.150%, 7–3–13 (D) . . .	4,712	4,712
TOTAL SHORT–TERM SECURITIES – 12.7%		**$ 64,557**
(Cost: $64,558)		
TOTAL INVESTMENT SECURITIES – 96.7%		**$490,566**
(Cost: $454,886)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 3.3%		**16,796**
NET ASSETS – 100.0%		**$507,362**

Notes to Schedule of Investments

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2013, the total value of these securities amounted to $6,857 or 1.4% of net assets.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at June 30, 2013.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Societe Generale Bank	82,900	7–22–13	$3,268	$ —
Sell	Japanese Yen	Goldman Sachs International	3,646,400	7–22–13	1,499	—
					$4,767	$ —

International Growth *(in thousands)* JUNE 30, 2013 (UNAUDITED)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 418,914	$ —	$ —
Preferred Stocks	7,095	—	—
Short-Term Securities	—	64,557	—
Total	$ 426,009	$ 64,557	$ —
Forward Foreign Currency Contracts	$ —	$ 4,767	$ —

During the period ended June 30, 2013, securities totaling $382,078 were transferred from Level 2 to Level 1 due to lack of significant market movements following the close of local trading.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Industrials	20.3%
Consumer Discretionary	17.4%
Health Care	14.4%
Information Technology	8.7%
Financials	6.8%
Consumer Staples	6.6%
Materials	4.7%
Energy	3.1%
Telecommunication Services	2.0%
Other+	16.0%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Limited-Term Bond

Asset Allocation

Bonds	**68.9%**
Corporate Debt Securities	51.6%
United States Government and Government Agency Obligations	17.3%
Cash and Cash Equivalents	**31.1%**

Quality Weightings

Investment Grade	**63.1%**
AA	20.2%
A	19.0%
BBB	23.9%
Non-Investment Grade	**5.8%**
BB	5.7%
B	0.1%
Cash and Cash Equivalents	**31.1%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Limited-Term Bond *(in thousands)* JUNE 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.3%		
Bombardier Inc., 7.500%, 3-15-18 (A)	$2,000	$2,220
Apparel Retail – 1.4%		
Limited Brands, Inc., 8.500%, 6-15-19	2,000	2,320
Apparel, Accessories & Luxury Goods – 0.6%		
LVMH Moet Hennessy – Louis Vuitton, 1.625%, 6-29-17 (A)	1,000	984
Automobile Manufacturers – 1.2%		
Nissan Motor Acceptance Corporation, 1.950%, 9-12-17 (A)	1,000	993
Volkswagen International Finance N.V., 2.375%, 3-22-17 (A)	1,000	1,015
		2,008
Banking – 0.6%		
Commonwealth Bank of Australia New York, 1.950%, 3-16-15	1,000	1,018
Brewers – 2.5%		
Anheuser-Busch InBev SA/NV, 1.250%, 1-17-18	2,000	1,941
Heineken N.V., 1.400%, 10-1-17 (A)	2,000	1,942
SABMiller Holdings Inc., 1.850%, 1-15-15 (A)	500	507
		4,390
Cable & Satellite – 1.7%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 5.875%, 10-1-19	1,000	1,125
Time Warner Cable Inc., 6.750%, 7-1-18	1,562	1,788
		2,913
Coal & Consumable Fuels – 0.7%		
Joy Global Inc., 6.000%, 11-15-16	1,000	1,130
Computer & Electronics Retail – 0.6%		
Best Buy Co., Inc., 7.250%, 7-15-13	1,000	1,002
Consumer Finance – 3.7%		
American Express Company, 7.000%, 3-19-18	1,000	1,203
Capital One Financial Corporation, 6.750%, 9-15-17	1,000	1,178
Ford Motor Credit Company LLC, 2.375%, 1-16-18	2,000	1,925
Penske Truck Leasing Co., LP and PTL Finance Corp., 3.125%, 5-11-15 (A)	$2,000	$2,065
		6,371
Data Processing & Outsourced Services – 0.7%		
Fidelity National Financial, Inc., 6.600%, 5-15-17	1,000	1,108
Department Stores – 0.7%		
Macy's Retail Holdings, Inc., 7.450%, 7-15-17	1,000	1,196
Distillers & Vintners – 1.6%		
Beam Inc., 1.875%, 5-15-17	1,500	1,497
Diageo Capital plc, 5.750%, 10-23-17	1,000	1,150
		2,647
Diversified Banks – 3.7%		
Bank of America Corporation, 5.650%, 5-1-18	1,000	1,111
Barclays Bank plc, 2.375%, 1-13-14	1,500	1,512
HSBC Bank plc, 3.100%, 5-24-16 (A)	1,000	1,049
U.S. Bancorp, 2.200%, 11-15-16	1,000	1,026
Wachovia Corporation, 5.750%, 2-1-18	1,500	1,726
		6,424
Diversified Chemicals – 0.7%		
Dow Chemical Company (The), 4.250%, 11-15-20	1,168	1,229
Diversified Metals & Mining – 0.9%		
Rio Tinto Finance (USA) Limited, 2.250%, 9-20-16	1,500	1,531
Electric Utilities – 0.6%		
Great Plains Energy Incorporated, 2.750%, 8-15-13	1,000	1,002
Electronic Manufacturing Services – 1.3%		
Jabil Circuit, Inc., 7.750%, 7-15-16	2,000	2,265
Environmental & Facilities Services – 1.3%		
Republic Services, Inc., 3.800%, 5-15-18	1,000	1,056
Waste Management, Inc., 6.100%, 3-15-18	1,000	1,156
		2,212
Food Distributors – 0.7%		
ConAgra Foods, Inc., 7.000%, 4-15-19	$1,000	$1,206
Forest Products – 0.7%		
Georgia-Pacific, LLC, 5.400%, 11-1-20 (A)	1,000	1,115
Health Care Services – 0.6%		
Quest Diagnostics Incorporated, 3.200%, 4-1-16	1,000	1,037
Health Care Supplies – 0.6%		
DENTSPLY International Inc., 2.750%, 8-15-16	1,000	1,027
Health Care Supply – 1.4%		
Abbott Laboratories, 4.125%, 5-27-20	1,000	1,084
Express Scripts,Inc., 7.250%, 6-15-19	1,000	1,234
		2,318
Independent Finance – 0.6%		
John Deere Capital Corporation, 1.200%, 10-10-17	1,000	973
Industrial Conglomerates – 1.0%		
General Electric Capital Corporation, 5.625%, 5-1-18	1,500	1,720
Industrial Machinery – 0.6%		
Ingersoll-Rand Global Holding Company Limited, 2.875%, 1-15-19 (A)	1,000	986
Integrated Oil & Gas – 1.4%		
Petro–Canada, 6.050%, 5-15-18	1,130	1,309
Shell International Finance B.V., 4.300%, 9-22-19	1,000	1,109
		2,418
Integrated Telecommunication Services – 2.0%		
AT&T Inc., 5.800%, 2-15-19	1,000	1,159
CC Holdings GS V LLC, 2.381%, 12-15-17	1,000	984
Verizon Communications Inc., 6.350%, 4-1-19	1,000	1,186
		3,329
Investment Banking & Brokerage – 1.3%		
Goldman Sachs Group, Inc. (The), 7.500%, 2-15-19	1,000	1,187

Limited-Term Bond *(in thousands)* JUNE 30, 2013 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Investment Banking & Brokerage (Continued)		
Morgan Stanley, 4.100%, 1-26-15	$1,000	$1,043
		2,230
Leisure Products – 0.6%		
Mattel, Inc., 2.500%, 11-1-16	1,000	1,031
Life & Health Insurance – 1.4%		
MetLife, Inc., 6.817%, 8-15-18	1,058	1,281
Prudential Financial, Inc., 4.750%, 9-17-15	1,000	1,076
		2,357
Office Electronics – 0.7%		
Xerox Corporation, 6.350%, 5-15-18	1,000	1,146
Oil & Gas Equipment & Services – 1.3%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), 6.500%, 1-31-19	1,000	1,192
Schlumberger Investment S.A. (GTD by Schlumberger Limited), 1.950%, 9-14-16 (A)	1,000	1,019
		2,211
Oil & Gas Exploration & Production – 1.3%		
EOG Resources, Inc., 4.100%, 2-1-21	1,000	1,062
Petrohawk Energy Corporation, 7.250%, 8-15-18	1,000	1,091
		2,153
Oil & Gas Storage & Transportation – 1.5%		
DCP Midstream Operating, LP (GTD by DCP Midstream Partners, LP), 3.250%, 10-1-15	1,500	1,555
Sunoco Logistics Partners Operations L.P., 8.750%, 2-15-14	1,000	1,047
		2,602
Other Diversified Financial Services – 2.1%		
Citigroup Inc., 1.250%, 1-15-16	1,000	988
ING Bank N.V., 2.375%, 6-9-14 (A)	1,000	1,014
JPMorgan Chase & Co., 6.000%, 1-15-18	1,416	1,615
		3,617
Restaurants – 0.7%		
YUM! Brands, Inc., 6.250%, 3-15-18	1,000	1,156
Retail Stores – 1.2%		
Dollar General Corporation, 4.125%, 7-15-17	2,000	2,109

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Semiconductors – 0.6%		
Broadcom Corporation, 2.700%, 11-1-18	$1,000	$ 1,023
Soft Drinks – 0.7%		
Bottling Group, LLC, 5.125%, 1-15-19	1,000	1,138
Systems Software – 1.4%		
CA, Inc., 6.125%, 12-1-14	1,000	1,067
Oracle Corporation, 5.000%, 7-8-19	1,150	1,314
		2,381
Wireless Telecommunication Service – 1.4%		
America Movil, S.A.B. de C.V., 5.000%, 3-30-20	1,000	1,073
American Tower Corporation, 5.900%, 11-1-21	1,000	1,112
Crown Castle International Corp., 5.250%, 1-15-23	200	192
		2,377
TOTAL CORPORATE DEBT SECURITIES – 51.6%		**$87,630**
(Cost: $87,870)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 0.6%		
Federal National Mortgage Association, 2.000%, 12-30-15	1,000	1,034
Mortgage-Backed Obligations – 13.8%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO, 2.500%, 12-15-41	2,570	2,591
Federal National Mortgage Association Agency REMIC/CMO:		
2.000%, 4-25-39	1,904	1,876
4.000%, 5-25-39	552	583
3.000%, 11-25-39	710	728
2.500%, 9-20-40	2,527	2,582
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
3.680%, 2-1-21	1,960	2,067
4.374%, 6-1-21	1,981	2,181
5.500%, 10-1-21	1,849	1,994
5.500%, 11-1-22	700	755
5.000%, 4-1-24	526	571
4.000%, 12-1-31	4,701	4,909

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency REMIC/CMO, 2.000%, 3-16-42	$ 2,581	$ 2,543
		23,380
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 14.4%		**$ 24,414**
(Cost: $24,627)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 2.9%		
United States Treasury Notes, 0.750%, 10-31-17	5,000	4,904
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 2.9%		**$ 4,904**
(Cost: $5,009)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 28.2%		
Exxon Mobil Corporation, 0.080%, 7-30-13 (B)	18,000	17,998
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc), 0.120%, 7-31-13 (B)	3,000	3,000
McCormick & Co. Inc., 0.130%, 7-1-13 (B)	4,986	4,986
Siemens Capital Corp. (GTD by Siemens AG), 0.090%, 7-26-13 (B)	9,952	9,951
Toronto-Dominion Holdings USA Inc. (GTD by Toronto Dominion Bank), 0.110%, 7-29-13 (B)	5,000	5,000
Total Capital Canada Ltd. (GTD by Total S.A.), 0.070%, 7-3-13 (B)	7,000	7,000
		47,935
Master Note – 2.2%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (C)	3,761	3,761
TOTAL SHORT-TERM SECURITIES – 30.4%		**$ 51,696**
(Cost: $51,696)		
TOTAL INVESTMENT SECURITIES – 99.3%		**$168,644**
(Cost: $169,202)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		**1,267**
NET ASSETS – 100.0%		**$169,911**

Limited-Term Bond *(in thousands)* JUNE 30, 2013 (UNAUDITED)

Notes to Schedule of Investments

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2013, the total value of these securities amounted to $14,909 or 8.8% of net assets.

(B)Rate shown is the yield to maturity at June 30, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 87,630	$ —
United States Government Agency Obligations	—	24,414	—
United States Government Obligations	—	4,904	—
Short-Term Securities	—	51,696	—
Total	$ —	$168,644	$ —

As of June 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Micro Cap Growth

Asset Allocation

Stocks	**97.2%**
Information Technology	27.4%
Consumer Discretionary	20.3%
Health Care	19.7%
Industrials	16.2%
Consumer Staples	4.1%
Energy	3.9%
Financials	3.6%
Telecommunication Services	1.5%
Materials	0.5%
Cash and Cash Equivalents	**2.8%**

Top 10 Equity Holdings

Company	Sector
Pacira Pharmaceuticals, Inc.	Health Care
SPS Commerce, Inc.	Information Technology
Spectranetics Corporation (The)	Health Care
Quidel Corporation	Health Care
Clovis Oncology, Inc.	Health Care
DXP Enterprises, Inc.	Industrials
Multimedia Games Holding Company, Inc.	Consumer Discretionary
Natural Grocers by Vitamin Cottage, Inc.	Consumer Staples
WageWorks, Inc.	Industrials
Fiesta Restaurant Group, Inc.	Consumer Discretionary

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Micro Cap Growth *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 0.8%		
Pacer International, Inc. (A)	80	$ 504
Alternative Carriers – 1.5%		
inContact, Inc. (A)	71	582
Lumos Networks Corp.	18	304
		886
Apparel, Accessories & Luxury Goods – 1.4%		
Movado Group, Inc.	26	863
Application Software – 1.8%		
Callidus Software Inc. (A)	89	585
Model N, Inc. (A)	21	492
		1,077
Asset Management & Custody Banks – 0.6%		
Internet Capital Group, Inc. (A)	32	368
Auto Parts & Equipment – 1.1%		
Amerigon Incorporated (A)	37	691
Automotive Retail – 1.2%		
America's Car-Mart, Inc. (A)	6	246
TravelCenters of America LLC (A)	42	458
		704
Biotechnology – 7.0%		
Achillion Pharmaceuticals, Inc. (A)	74	608
Clovis Oncology, Inc. (A)	20	1,360
Enanta Pharmaceuticals, Inc. (A)	44	770
KaloBios Pharmaceuticals, Inc. (A)	35	198
LipoScience, Inc. (A)	48	337
NewLink Genetics Corporation (A)	30	590
Synergy Pharmaceuticals Inc. (A)	82	352
		4,215
Building Products – 3.8%		
American Woodmark Corporation (A)	20	704
Builders FirstSource, Inc. (A)	118	705
NCI Building Systems, Inc. (A)	33	503
PGT, Inc. (A)	45	391
		2,303
Casinos & Gaming – 1.9%		
Multimedia Games Holding Company, Inc. (A)	45	1,163
Commercial Printing – 0.7%		
InnerWorkings, Inc. (A)	41	446
Communications Equipment – 2.9%		
Ixia (A)	27	500
Procera Networks, Inc. (A)	37	503
Ruckus Wireless, Inc (A)	21	264
Ubiquiti Networks, Inc.	28	496
		1,763
Computer Storage & Peripherals – 0.7%		
Datalink Corporation (A)	43	$ 452
Construction & Farm Machinery & Heavy Trucks – 2.7%		
Commercial Vehicle Group, Inc. (A)	31	229
Greenbrier Companies, Inc. (The) (A)	29	700
Wabash National Corporation (A)	67	682
		1,611
Consumer Finance – 1.3%		
Regional Management Corp. (A)	30	747
Electronic Equipment & Instruments – 0.6%		
CUI Global, Inc. (A)	68	375
Electronic Manufacturing Services – 0.6%		
Fabrinet (A)	17	235
Uni-Pixel, Inc. (A)	8	121
		356
Food Distributors – 0.7%		
Chefs' Warehouse Holdings, LLC (The) (A)	24	406
Food Retail – 1.9%		
Natural Grocers by Vitamin Cottage, Inc. (A)	37	1,153
Health Care Equipment – 2.7%		
Cardiovascular Systems Inc. (A)	22	471
Cynosure, Inc., Class A (A)	31	797
Rockwell Medical, Inc. (A)	43	156
Syneron Medical Ltd. (A)	24	211
		1,635
Health Care Supplies – 4.6%		
Quidel Corporation (A)	54	1,366
Spectranetics Corporation (The) (A)	74	1,380
		2,746
Health Care Technology – 1.7%		
HealthStream, Inc. (A)	30	767
Streamline Health Solutions, Inc. (A)	44	286
		1,053
Home Improvement Retail – 0.7%		
Tile Shop Holdings, Inc. (A)	16	452
Homebuilding – 1.4%		
M/I Homes, Inc. (A)	25	579
Wiliam Lyon Homes, Class A (A)	12	290
		869
Homefurnishing Retail – 0.9%		
Kirkland's, Inc. (A)	30	519
Human Resource & Employment Services – 1.7%		
WageWorks, Inc. (A)	29	$ 999
Internet Software & Services – 9.3%		
Boingo Wireless, Inc. (A)	40	251
Envestnet, Inc. (A)	35	868
Gogo Inc. (A)	42	587
Move, Inc. (A)	66	847
Responsys, Inc. (A)	37	531
SciQuest, Inc. (A)	24	606
SPS Commerce, Inc. (A)	26	1,442
Tremor Video, Inc. (A)	16	141
Web.com Group, Inc. (A)	15	394
		5,667
IT Consulting & Other Services – 2.1%		
InterXion Holding N.V. (A)	21	560
Official Payments Holdings, Inc. (A)	33	223
Virtusa Corporation (A)	21	463
		1,246
Leisure Facilities – 0.6%		
Town Sports International Holdings, Inc.	32	340
Leisure Products – 2.5%		
Arctic Cat Inc.	21	949
Black Diamond, Inc. (A)	36	339
Nautilus Group, Inc. (The) (A)	23	199
		1,487
Managed Health Care – 1.0%		
Molina Healthcare, Inc. (A)	16	597
Movies & Entertainment – 1.2%		
Rentrak Corporation (A)	35	703
Oil & Gas Drilling – 0.6%		
Pioneer Drilling Company (A)	58	383
Oil & Gas Equipment & Services – 2.8%		
Basic Energy Services, Inc. (A)	51	615
RigNet, Inc. (A)	27	678
Willbros Group, Inc. (A)	55	340
		1,633
Oil & Gas Exploration & Production – 0.5%		
Triangle Petroleum Corporation (A)	44	306
Packaged Foods & Meats – 0.5%		
Inventure Foods, Inc. (A)	35	291
Personal Products – 1.0%		
Inter Parfums, Inc.	21	599
Pharmaceuticals – 2.7%		
NuPathe Inc. (A)	37	113
Pacira Pharmaceuticals, Inc. (A)	53	1,531
		1,644

Micro Cap Growth *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Regional Banks – 0.9%		
TriState Capital Holdings, Inc. (A)	39	$ 531
Restaurants – 7.2%		
Chuy's Holdings, Inc. (A)	25	954
Del Frisco's Restaurant Group, Inc. (A)	25	540
Diversified Restaurant Holdings, Inc. (A)	31	250
Fiesta Restaurant Group, Inc. (A)	28	976
Noodles & Company, Class A (A)	7	272
Red Robin Gourmet Burgers, Inc. (A)	14	795
Ruth's Hospitality Group, Inc.	42	506
		4,293
Semiconductor Equipment – 1.9%		
FormFactor, Inc. (A)	44	294
Nanometrics Incorporated (A)	28	403
Nova Measuring Instruments Ltd. (A)	48	433
		1,130
Semiconductors – 2.4%		
Exar Corporation (A)	37	401
MagnaChip Semiconductor Corporation (A)	31	566
RDA Microelectronics, Inc., ADR	43	$ 473
		1,440
Steel – 0.5%		
Universal Stainless & Alloy Products, Inc. (A)	11	315
Systems Software – 5.3%		
Fleetmatics Group plc (A)	16	545
Gigamon Inc. (A)	19	524
Imperva, Inc. (A)	13	568
Infolox Inc. (A)	26	758
Proofpoint, Inc. (A)	33	799
		3,194
Thrifts & Mortgage Finance – 0.8%		
PennyMac Financial Services, Inc., Class A (A)	24	500
Trading Companies & Distributors – 2.1%		
DXP Enterprises, Inc. (A)	19	1,272
Trucking – 4.4%		
Celadon Group, Inc.	47	865
Marten Transport, Ltd.	42	660
Roadrunner Transportation Systems, Inc. (A)	32	883
Vitran Corporation Inc., Class A (A)	38	$ 245
		2,653
TOTAL COMMON STOCKS – 97.2%		**$58,580**
(Cost: $41,471)		

SHORT-TERM SECURITIES	Principal	
Master Note – 3.7%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (B)	$ 2,244	2,244
TOTAL SHORT-TERM SECURITIES – 3.7%		**$ 2,244**
(Cost: $2,244)		
TOTAL INVESTMENT SECURITIES – 100.9%		**$60,824**
(Cost: $43,715)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.9%)		**(514)**
NET ASSETS – 100.0%		**$60,310**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$58,580	$ —	$—
Short-Term Securities	—	2,244	—
Total	$58,580	$2,244	$—

As of June 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**95.0%**
Consumer Discretionary	24.2%
Information Technology	19.7%
Industrials	15.0%
Health Care	11.2%
Financials	10.2%
Energy	7.0%
Consumer Staples	4.9%
Materials	2.8%
Purchased Options	**0.1%**
Cash and Cash Equivalents	**4.9%**

Top 10 Equity Holdings

Company	Sector
CarMax, Inc.	Consumer Discretionary
Microchip Technology Incorporated	Information Technology
Fastenal Company	Industrials
Northern Trust Corporation	Financials
Ulta Salon, Cosmetics & Fragrance, Inc.	Consumer Discretionary
Varian Medical Systems, Inc.	Health Care
Vantiv, Inc., Class A	Information Technology
Dunkin' Brands Group, Inc.	Consumer Discretionary
Pall Corporation	Industrials
Expeditors International of Washington, Inc.	Industrials

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Mid Cap Growth *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 2.0%		
Expeditors International of Washington, Inc.	181	$ 6,865
Apparel Retail – 1.1%		
DSW Inc., Class A	51	3,729
Apparel, Accessories & Luxury Goods – 5.9%		
Burberry Group plc (A)	166	3,405
Michael Kors Holdings Limited (B)	59	3,634
Tumi Holdings, Inc. (B)	79	1,896
Under Armour, Inc., Class A (B)	104	6,225
V.F. Corporation	26	5,106
		20,266
Application Software – 3.9%		
ANSYS, Inc. (B)	70	5,088
Solera Holdings, Inc.	91	5,056
Ultimate Software Group, Inc. (The) (B)	25	2,915
		13,059
Asset Management & Custody Banks – 3.3%		
Northern Trust Corporation	142	8,208
Oaktree Capital Group, LLC	59	3,074
		11,282
Auto Parts & Equipment – 1.0%		
Gentex Corporation	155	3,581
Automotive Retail – 2.8%		
CarMax, Inc. (B)	205	9,442
Biotechnology – 1.3%		
Onyx Pharmaceuticals, Inc. (B)	53	4,575
Brewers – 1.0%		
Boston Beer Company, Inc. (The), Class A (B)	19	3,293
Broadcasting – 0.9%		
Discovery Holding Company, Class A (B)	41	3,196
Building Products – 1.8%		
Fortune Brands Home & Security, Inc.	161	6,229
Coal & Consumable Fuels – 0.8%		
Joy Global Inc.	60	2,902
Communications Equipment – 2.5%		
Aruba Networks, Inc. (B)	203	3,120
F5 Networks, Inc. (B)	58	3,976
Palo Alto Networks, Inc. (B)	33	1,402
		8,498
Computer Storage & Peripherals – 2.0%		
Fusion-io, Inc. (B)	193	2,751
NetApp, Inc.	111	4,203
		6,954

COMMON STOCKS (Continued)	Shares	Value
Construction & Farm Machinery & Heavy Trucks – 0.0%		
Toro Company (The)	1	$ 45
Construction Materials – 1.7%		
Martin Marietta Materials, Inc.	58	5,738
Consumer Electronics – 1.6%		
Harman International Industries, Incorporated	102	5,518
Data Processing & Outsourced Services – 2.2%		
Vantiv, Inc., Class A (B)	278	7,673
Department Stores – 1.5%		
Nordstrom, Inc.	83	5,002
Distillers & Vintners – 0.8%		
Brown-Forman Corporation, Class B	40	2,706
Distributors – 1.8%		
LKQ Corporation (B)	236	6,064
Electrical Components & Equipment – 2.9%		
Polypore International, Inc. (B)	157	6,321
Roper Industries, Inc.	29	3,621
		9,942
Electronic Manufacturing Services – 1.3%		
Trimble Navigation Limited (B)	169	4,403
Environmental & Facilities Services – 1.5%		
Stericycle, Inc. (B)	45	5,014
Fertilizers & Agricultural Chemicals – 1.1%		
Scotts Miracle-Gro Company (The)	78	3,783
Health Care Distributors – 1.8%		
Henry Schein, Inc. (B)	64	6,138
Health Care Equipment – 5.0%		
Intuitive Surgical, Inc. (B)	8	3,926
Varian Medical Systems, Inc. (B)	116	7,848
Zimmer Holdings, Inc.	65	4,905
		16,679
Health Care Facilities – 1.9%		
Acadia Healthcare Company, Inc. (B)	50	1,650
Hologic, Inc. (B)	259	4,991
		6,641
Homefurnishing Retail – 1.3%		
Williams-Sonoma, Inc.	77	4,315
Hotels, Resorts & Cruise Lines – 1.1%		
Norwegian Cruise Line Holdings Ltd. (B)	123	3,727

COMMON STOCKS (Continued)	Shares	Value
Household Products – 0.8%		
Church & Dwight Co., Inc.	47	$ 2,897
Industrial Machinery – 4.4%		
Graco Inc.	42	2,671
IDEX Corporation	102	5,494
Pall Corporation	104	6,922
		15,087
Internet Software & Services – 1.8%		
OpenTable, Inc. (B)	41	2,625
Zillow, Inc. (B)	62	3,510
		6,135
Investment Banking & Brokerage – 1.1%		
Greenhill & Co., Inc.	83	3,794
IT Consulting & Other Services – 1.9%		
Teradata Corporation (B)	130	6,535
Leisure Products – 0.8%		
Mattel, Inc.	58	2,623
Life Sciences Tools & Services – 1.2%		
Agilent Technologies, Inc.	99	4,229
Oil & Gas Drilling – 1.2%		
Patterson-UTI Energy, Inc.	204	3,945
Oil & Gas Equipment & Services – 1.0%		
Dril-Quip, Inc. (B)	39	3,512
Oil & Gas Exploration & Production – 4.0%		
Cabot Oil & Gas Corporation	58	4,137
Continental Resources, Inc. (B)	53	4,531
Southwestern Energy Company (B)	132	4,833
		13,501
Packaged Foods & Meats – 1.8%		
Hain Celestial Group, Inc. (The) (B)	22	1,449
Mead Johnson Nutrition Company	58	4,584
		6,033
Personal Products – 0.5%		
Coty Inc., Class A (B)	105	1,803
Real Estate Services – 1.0%		
CB Richard Ellis Group, Inc. (B)	150	3,499
Regional Banks – 4.8%		
First Republic Bank	175	6,743
Signature Bank (B)	75	6,210
UMB Financial Corporation	62	3,474
		16,427

Mid Cap Growth *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Restaurants – 2.1%		
Dunkin' Brands Group, Inc.	169	$ 7,219
Semiconductors – 3.5%		
Cavium Inc. (B)	81	2,853
Microchip Technology Incorporated	240	8,929
		11,782
Specialty Stores – 2.3%		
Ulta Salon, Cosmetics & Fragrance, Inc. (B)(C)	79	7,948
Systems Software – 0.6%		
ServiceNow, Inc. (B)	55	2,215
Trading Companies & Distributors – 2.4%		
Fastenal Company	180	8,239
TOTAL COMMON STOCKS – 95.0%		**$324,682**
(Cost: $271,680)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
NASDAQ 100 Index, Put $2,850.00, Expires 7-20-13	29	$ 61
Russell 2000 Index, Put $940.00, Expires 7-20-13	138	99
SPDR S&P MIDCAP 400 ETF Trust, Put $205.00, Expires 7-20-13	549	86
TOTAL PURCHASED OPTIONS – 0.1%		**$ 246**
(Cost: $351)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.3%		
Caterpillar Financial Services Corporation (GTD by Caterpillar Inc.), 0.100%, 8-2-13 (D)	$ 4,986	4,985
Virginia Electric and Power Company, 0.270%, 7-15-13 (D)	$3,000	$ 3,000
		7,985
Master Note – 1.6%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (E)	$5,477	$ 5,477
TOTAL SHORT-TERM SECURITIES – 3.9%		**$ 13,462**
(Cost: $13,462)		
TOTAL INVESTMENT SECURITIES – 99.0%		**$338,390**
(Cost: $285,493)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**3,532**
NET ASSETS – 100.0%		**$341,922**

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D)Rate shown is the yield to maturity at June 30, 2013.

(E)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Ulta Salon, Cosmetics & Fragrance, Inc.	Deutsche Bank AG	Call	657	July 2013	$102.00	$112	$(108)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$324,682	$ —	$—
Purchased Options	246	—	—
Short-Term Securities	—	13,462	—
Total	$324,928	$13,462	$—
Liabilities			
Written Options	$ —	$ 108	$—

During the period ended June 30, 2013, securities totaling $3,405 were transferred from Level 2 to Level 1 due to lack of significant market movements following the close of local trading.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

Money Market

Asset Allocation

Corporate Obligations	**81.9%**
Commercial Paper	54.0%
Notes	17.1%
Certificate Of Deposit	10.8%
Municipal Obligations	**16.3%**
United States Government and Government Agency Obligations	**1.1%**
Cash and Other Assets, Net of Liabilities	**0.7%**

Money Market *(in thousands)* JUNE 30, 2013 (UNAUDITED)

CORPORATE OBLIGATIONS	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile:		
0.980%, 7-19-13	$ 4,500	$ 4,500
0.420%, 7-22-13 (A)	3,800	3,800
0.200%, 8-22-13	6,000	6,000
0.800%, 9-10-13	3,085	3,085
Bank of America, N.A.:		
0.230%, 7-18-13	5,300	5,300
0.220%, 8-19-13	7,000	7,000
Citibank, N.A.:		
0.220%, 8-1-13	2,600	2,600
0.270%, 9-25-13	5,641	5,641
0.270%, 9-26-13	6,900	6,900
Total Certificate Of Deposit – 10.8%		**44,826**
Commercial Paper		
American Honda Finance Corp. (GTD by Honda Motor Co.),		
0.120%, 8-23-13(B)	4,450	4,449
Anheuser-Busch InBev Worldwide Inc. (GTD by AB INBEV/BBR/COB):		
0.160%, 7-22-13 (B)	2,500	2,500
0.160%, 7-23-13 (B)	2,700	2,699
0.230%, 8-19-13 (B)	4,050	4,049
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited):		
0.100%, 7-22-13 (B)	16,000	15,999
0.120%, 8-19-13 (B)	4,000	3,999
Corporacion Andina de Fomento:		
0.430%, 10-8-13 (B)	4,000	3,995
0.390%, 10-28-13 (B)	3,250	3,246
0.310%, 11-26-13 (B)	5,000	4,994
Exxon Mobil Corporation,		
0.080%, 7-30-13 (B)	5,000	5,000
General Electric Capital Corporation,		
0.090%, 7-10-13 (B)	299	299
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc),		
0.120%, 7-31-13 (B)	5,000	4,999
ICICI Bank Limited (GTD by Bank of America, N.A.):		
0.270%, 7-1-13 (B)	4,000	4,000
0.320%, 7-23-13 (B)	3,000	2,999
0.300%, 9-30-13 (B)	9,800	9,793
ICICI Bank Limited (GTD by Wells Fargo Bank, N.A.),		
0.220%, 7-24-13 (B)	2,500	2,500
J.P. Morgan Chase & Co., 0.360%,		
7-22-13 (A)(B)	1,902	1,902
John Deere Canada ULC (GTD by Deere & Company),		
0.090%, 7-10-13 (B)	20,000	19,999
L Air Liquide S.A.:		
0.140%, 7-19-13 (B)	7,328	7,327

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Commercial Paper (Continued)		
0.140%, 8-2-13 (B)	$ 2,000	$ 2,000
0.180%, 9-20-13(B)	10,500	10,496
L Oreal USA, Inc.,		
0.100%, 7-23-13(B)	11,700	11,699
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by Wells Fargo Bank, N.A.),		
0.180%, 7-2-13 (B)	6,510	6,510
Muni Impvt Corp of Los Angeles, Lease Rev (GTD by JPMorgan Chase & Co.),		
0.140%, 8-8-13 (B)	2,500	2,500
PACCAR Financial Corp. (GTD by PACCAR Inc.),		
0.090%, 7-16-13 (B)	16,600	16,599
River Fuel Trust #1 (GTD by Bank of Nova Scotia),		
0.160%, 7-31-13 (B)	6,000	5,999
St. Jude Medical, Inc.:		
0.220%, 7-1-13 (B)	3,716	3,716
0.160%, 7-26-13 (B)	11,500	11,499
Toronto-Dominion Holdings USA Inc. (GTD by Toronto Dominion Bank),		
0.100%, 7-25-13 (B)	20,500	20,499
Wal-Mart Stores, Inc.,		
0.090%, 7-9-13 (B)	20,000	20,000
Wisconsin Electric Power Co.,		
0.110%, 7-10-13 (B)	9,000	9,000
Total Commercial Paper – 54.0%		**225,265**
Notes		
American Honda Finance Corp. (GTD by Honda Motor Co.):		
0.350%, 8-2-13 (C)	3,300	3,300
0.310%, 8-8-13 (C)	5,035	5,035
0.290%, 9-12-13 (C)	3,450	3,450
Bank of Nova Scotia:		
0.310%, 7-1-13 (C)	2,500	2,500
0.530%, 7-3-13 (C)	3,500	3,505
0.530%, 7-19-13 (C)	1,700	1,700
Caterpillar Financial Services Corporation,		
6.125%, 2-17-14	2,075	2,150
General Electric Capital Corporation,		
2.100%, 1-7-14	4,370	4,408
IBM International Group Capital LLC (GTD by International Business Machines Corporation),		
0.570%, 8-27-13(C)	1,500	1,500

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
J.P. Morgan Chase & Co.:		
0.360%, 7-22-13 (C)	$1,650	$ 1,650
1.070%, 7-24-13 (C)	1,300	1,306
0.350%, 9-7-13 (C)	4,750	4,750
2.050%, 1-24-14	1,229	1,241
4.650%, 6-1-14	7,000	7,263
Kimberly-Clark Corporation,		
4.215%, 12-19-13	4,600	4,685
The Academy of the New Church, Var Rate Demand Bonds, Ser 2008 (GTD by Wachovia Bank, N.A.),		
0.200%, 7-7-13 (C)	2,035	2,035
Toyota Motor Credit Corporation:		
0.320%, 7-1-13 (C)	3,000	3,000
1.375%, 8-12-13	1,200	1,202
0.270%, 8-22-13 (C)	8,000	8,000
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank, N.A.),		
0.200%, 7-7-13 (C)	1,087	1,087
Wells Fargo Bank, N.A.:		
0.330%, 7-22-13 (C)	3,000	3,000
0.320%, 9-17-13 (C)	4,500	4,500
Total Notes – 17.1%		**71,267**
TOTAL CORPORATE OBLIGATIONS – 81.9%		**$341,358**
(Cost: $341,358)		

MUNICIPAL OBLIGATIONS

	Principal	Value
California – 3.4%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/ West), Ser 1998B (GTD by Bank of America, N.A.),		
0.040%, 7-1-13 (C)	1,000	1,000
CA Infra and Econ Dev Bank, Var Rate Dnd Rfdg Rev Bds (LA Cnty Mus of Nat Hist Fndtn), Ser 2008A (GTD by Wells Fargo Bank, N.A.),		
0.040%, 7-1-13 (C)	1,900	1,900
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron U.S.A. Inc. Proj), Ser 2010C (GTD by Chevron Corporation),		
0.040%, 7-1-13 (C)	3,914	3,914

Money Market *(in thousands)* JUNE 30, 2013 (UNAUDITED)

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
California (Continued)		
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (GTD by JPMorgan Chase Bank, N.A.), 0.040%, 7-1-13 (C)	$1,077	$ 1,077
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I (GTD by United States Government), 0.060%, 7-7-13 (C)	6,200	6,200
		14,091
Colorado – 2.0%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank, N.A.), 0.140%, 7-7-13 (C)	4,220	4,220
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank, N.A.), 0.080%, 7-7-13 (C)	1,875	1,875
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank, N.A.), 0.060%, 7-7-13 (C)	250	250
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ-Ser A-1 (GTD by JPMorgan Chase & Co.):		
0.150%, 7-7-13 (C)	1,500	1,500
0.320%, 7-7-13 (C)	550	550
		8,395
Georgia – 1.3%		
Bartow, GA Dev Auth Pollutn Ctl Rev Bonds (GA Power Co Plant Proj), First Ser 1997, 0.080%, 7-1-13 (C)	3,000	3,000
Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Company), 0.080%, 7-1-13 (C)	2,275	2,275
		5,275

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Illinois – 0.4%		
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank, N.A.), 0.050%, 7-7-13 (C)	$ 730	$ 730
IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase & Co.), 0.080%, 7-1-13 (C)	1,000	1,000
		1,730
Iowa – 0.3%		
IA Fin Auth, Var Rate Demand Hlth Fac Rev Bonds (Great River Med Ctr Proj), Ser 2008 (GTD by Great River Medical Center), 0.090%, 7-1-13 (C)	1,165	1,165
Louisiana – 1.4%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.070%, 7-1-13 (C)	1,941	1,941
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.070%, 7-7-13 (C)	2,350	2,350
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (GTD by Exxon Mobil Corporation), 0.040%, 7-1-13 (C)	1,600	1,600
		5,891
Maryland – 0.1%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.160%, 7-7-13 (C)	530	530
Michigan – 0.4%		
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.070%, 7-1-13 (C)	1,900	1,900

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Mississippi – 3.0%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.050%, 7-1-13 (C)	$1,500	$ 1,500
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.050%, 7-1-13 (C)	4,820	4,820
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2010J (GTD by Chevron Corporation), 0.060%, 7-1-13 (C)	4,332	4,332
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.060%, 7-1-13 (C)	1,800	1,800
		12,452
Missouri – 0.3%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.200%, 7-7-13 (C)	1,340	1,340
New York – 1.1%		
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank, N.A.), 0.060%, 7-7-13 (C)	2,000	2,000
NY Hsng Fin Agy, Related West 30th Street Hsng Rev Bonds, Ser 2012 A-1 (GTD by Wells Fargo Bank, N.A.), 0.060%, 7-7-13 (C)	1,800	1,800
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corporation), 0.070%, 7-7-13 (C)	900	900
		4,700

Money Market *(in thousands)* JUNE 30, 2013 (UNAUDITED)

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Oregon – 0.2%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank, N.A.), 0.070%, 7-7-13 (C)	$ 700	$ 700
Texas – 2.1%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.060%, 7–7–13 (C)	2,805	2,805
Port Arthur Nav Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bnds (Air Prdts Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.070%, 7–1–13 (C)	2,250	2,250
Port Arthur Nav Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bnds (Air Prdts Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.070%, 7–1–13 (C)	3,720	3,720
		8,775
Wyoming – 0.3%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 1992 (GTD by Chevron Corporation), 0.060%, 7–1–13 (C)	$1,156	$ 1,156
TOTAL MUNICIPAL OBLIGATIONS – 16.3%		**$68,100**
(Cost: $68,100)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States Government Agency Obligations		
Overseas Private Investment Corporation (GTD by United States Government):		
0.140%, 7–3–13 (C)	1,694	1,694
0.140%, 7–7–13 (C)	1,917	1,916
Totem Ocean Trailer Express, Inc. (GTD by United States Government), 0.520%, 7–30–13 (C)	$861	$ 861
Total United States Government Agency Obligations – 1.1%		4,471
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 1.1%		**$ 4,471**
(Cost: $4,471)		
TOTAL INVESTMENT SECURITIES – 99.3%		**$413,929**
(Cost: $413,929)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		**2,777**
NET ASSETS – 100.0%		**$416,706**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013.

(B)Rate shown is the yield to maturity at June 30, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets or the next demand date.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$—	$341,358	$—
Municipal Obligations	—	68,100	—
United States Government Agency Obligations	—	4,471	—
Total	$—	$413,929	$—

As of June 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**98.7%**
Financials	94.7%
Telecommunication Services	1.5%
Consumer Discretionary	1.4%
Health Care	0.7%
Industrials	0.4%
Cash and Cash Equivalents	**1.3%**

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Public Storage, Inc.	Financials	Specialized REITs
Boston Properties, Inc.	Financials	Office REITs
Equity Residential	Financials	Residential REITs
AvalonBay Communities, Inc.	Financials	Residential REITs
ProLogis	Financials	Industrial REITs
Ventas, Inc.	Financials	Specialized REITs
Health Care REIT, Inc.	Financials	Specialized REITs
HCP, Inc.	Financials	Specialized REITs
Host Hotels & Resorts, Inc.	Financials	Specialized REITs

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Real Estate Securities *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Diversified REITs – 2.6%		
Spirit Realty Capital, Inc.	9	$ 167
Vornado Realty Trust	11	927
		1,094
Health Care Facilities – 0.7%		
Brookdale Senior Living, Inc. (A)	12	315
Homebuilding – 0.8%		
Lennar Corporation	4	133
Toll Brothers, Inc. (A)	7	219
		352
Hotels, Resorts & Cruise Lines – 0.6%		
Starwood Hotels & Resorts Worldwide, Inc.	4	259
Industrial REITs – 5.3%		
EastGroup Properties, Inc.	8	429
ProLogis	45	1,710
Pure Industrial Real Estate Trust (B)	30	130
		2,269
Mortgage REITs – 1.0%		
Blackstone Mortgage Trust, Inc., Class A	6	138
Colony Financial, Inc.	14	283
		421
Office REITs – 15.6%		
BioMed Realty Trust, Inc.	29	581
Boston Properties, Inc.	17	1,739
Brandywine Realty Trust	21	280
Digital Realty Trust, Inc.	15	909
Duke Realty Corporation	37	580
Dundee Real Estate Investment Trust (B)	2	65
Hudson Pacific Properties, Inc.	17	356
Kilroy Realty Corporation	14	753
Parkway Properties, Inc.	23	389
SL Green Realty Corp.	11	997
		6,649
Office Services & Supplies – 0.4%		
CyrusOne Inc.	8	174
Real Estate Operating Companies – 0.9%		
Forest City Enterprises, Inc., Class A (A)	21	379

COMMON STOCKS (Continued)	Shares	Value
Residential REITs – 18.6%		
American Campus Communities, Inc.	14	$ 549
Apartment Investment and Management Company, Class A	14	425
AvalonBay Communities, Inc.	13	1,714
Camden Property Trust	12	857
Campus Crest Communities, Inc.	11	121
Colonial Properties Trust	7	159
Equity Residential	30	1,731
Essex Property Trust, Inc.	6	994
Mid-America Apartment Communities, Inc.	9	623
Post Properties	15	732
		7,905
Retail REITs – 27.1%		
Acadia Realty Trust	17	420
Agree Realty Corporation	12	363
AmREIT, Inc., Class B	8	145
CBL & Associates Properties, Inc.	31	673
DDR Corp.	50	834
Federal Realty Investment Trust	4	415
General Growth Properties, Inc.	48	960
Kimco Realty Corporation	43	911
Kite Realty Group Trust	45	270
Macerich Company (The)	15	902
RioCan Real Estate Investment Trust (B)	15	360
Simon Property Group, Inc.	26	4,142
Tanger Factory Outlet Centers, Inc.	18	612
Taubman Centers, Inc.	7	511
		11,518
Specialized REITs – 23.0%		
CubeSmart	32	518
Entertainment Properties Trust	3	146
HCP, Inc.	28	1,254
Health Care REIT, Inc.	21	1,394
Hersha Hospitality Trust	33	184
Host Hotels & Resorts, Inc.	59	997
LaSalle Hotel Properties	8	207
Plum Creek Timber Company, Inc.	3	117

COMMON STOCKS (Continued)	Shares	Value
Specialized REITs (Continued)		
Public Storage, Inc.	14	$ 2,070
Rayonier Inc.	3	188
Sovran Self Storage, Inc.	7	460
Summit Hotel Properties, Inc.	43	402
Sunstone Hotel Investors, Inc. (A)	24	284
Ventas, Inc.	23	1,580
		9,801
Wireless Telecommunication Service – 1.5%		
American Tower Corporation, Class A	5	381
SBA Communications Corporation (A)	4	274
		655
TOTAL COMMON STOCKS – 98.1%		**$41,791**
(Cost: $37,253)		

PREFERRED STOCKS	Shares	Value
Office REITs – 0.1%		
Digital Realty Trust, Inc., 7.000%	2	49
Specialized REITs – 0.5%		
Pebblebrook Hotel Trust, Series B, 8.000%	8	201
TOTAL PREFERRED STOCKS – 0.6%		**$ 250**
(Cost: $241)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.3%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (C)	$ 135	**135**
TOTAL SHORT-TERM SECURITIES – 0.3%		**$ 135**
(Cost: $135)		
TOTAL INVESTMENT SECURITIES – 99.0%		**$42,176**
(Cost: $37,629)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**419**
NET ASSETS – 100.0%		**$42,595**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$41,791	$ —	$—
Preferred Stocks	250	—	—
Short-Term Securities	—	135	—
Total	$42,041	$135	$—

As of June 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Science and Technology

ALL DATA IS AS OF JUNE 30, 2013 (UNAUDITED)

Asset Allocation

Stocks	**96.0%**
Information Technology	61.0%
Health Care	20.2%
Industrials	5.9%
Telecommunication Services	3.1%
Consumer Discretionary	2.4%
Materials	2.3%
Consumer Staples	0.6%
Energy	0.5%
Warrants	**0.0%**
Bonds	**0.3%**
Corporate Debt Securities	0.3%
Cash and Cash Equivalents	**3.7%**

Country Weightings

North America	**80.8%**
United States	80.8%
Pacific Basin	**8.1%**
South Korea	3.5%
Other Pacific Basin	4.6%
Europe	**3.9%**
South America	**1.6%**
Bahamas/Caribbean	**1.3%**
Other	**0.6%**
Cash and Cash Equivalents	**3.7%**

Top 10 Equity Holdings

Company	Sector	Industry
Micron Technology, Inc.	Information Technology	Semiconductors
Cree, Inc.	Information Technology	Semiconductors
Aspen Technology, Inc.	Information Technology	Application Software
Alliance Data Systems Corporation	Information Technology	Data Processing & Outsourced Services
Vertex Pharmaceuticals Incorporated	Health Care	Biotechnology
Google Inc., Class A	Information Technology	Internet Software & Services
Acxiom Corporation	Information Technology	IT Consulting & Other Services
UnitedHealth Group Incorporated	Health Care	Managed Health Care
ACI Worldwide, Inc.	Information Technology	Application Software
Samsung Electronics Co., Ltd.	Information Technology	Semiconductors

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Science and Technology *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Agricultural Products – 0.6%		
Darling International Inc. (A)	125	$ 2,338
Application Software – 9.0%		
ACI Worldwide, Inc. (A)	286	13,307
Aspen Technology, Inc. (A)	759	21,858
Silver Spring Networks, Inc. (A)	88	2,192
		37,357
Biotechnology – 7.9%		
ARIAD Pharmaceuticals, Inc. (A)	370	6,477
bluebird bio, Inc. (A)	36	891
Ironwood Pharmaceuticals, Inc., Class A (A)	122	1,211
Isis Pharmaceuticals, Inc. (A)	278	7,473
Vertex Pharmaceuticals Incorporated (A)	204	16,293
		32,345
Commodity Chemicals – 0.3%		
BioAmber Inc. (A)	201	1,368
Communications Equipment – 1.0%		
Cisco Systems, Inc.	168	4,072
Computer Hardware – 2.7%		
Apple Inc.	28	11,090
Computer Storage & Peripherals – 1.0%		
EMC Corporation	172	4,053
Construction & Engineering – 0.3%		
Abengoa, S.A., Class B (B)	592	1,194
Consumer Electronics – 1.7%		
Harman International Industries, Incorporated	129	7,008
Data Processing & Outsourced Services – 11.0%		
Alliance Data Systems Corporation (A)	113	20,384
Euronet Worldwide, Inc. (A)	357	11,380
EVERTEC, Inc. (A)	148	3,241
QIWI plc, ADR	145	3,369
WNS (Holdings) Limited, ADR (A)	438	7,312
		45,686
Electronic Components – 1.0%		
Universal Display Corporation (A)	147	4,132
Electronic Equipment & Instruments – 1.0%		
Itron, Inc. (A)	99	4,201
Fertilizers & Agricultural Chemicals – 2.0%		
Monsanto Company	83	8,210
Health Care Equipment – 2.4%		
Boston Scientific Corporation (A)	638	$ 5,911
Volcano Corporation (A)	217	3,929
		9,840
Health Care Facilities – 2.7%		
Tenet Healthcare Corporation (A)	245	11,309
Health Care Services – 0.4%		
Fleury S.A. (B)	85	698
Fleury S.A. (B)(C)	131	1,076
		1,774
Health Care Technology – 1.9%		
Cerner Corporation (A)	84	8,043
Industrial Machinery – 4.7%		
ESCO Technologies Inc.	238	7,713
Pentair, Inc.	210	12,110
		19,823
Integrated Telecommunication Services – 3.1%		
CenturyLink, Inc.	182	6,445
China Unicom Limited (B)	3,044	4,042
Windstream Corporation	285	2,199
		12,686
Internet Software & Services – 5.6%		
21Vianet Group, Inc., ADR (A)	176	1,990
Facebook, Inc., Class A (A)	263	6,538
Google Inc., Class A (A)	17	14,702
		23,230
IT Consulting & Other Services – 5.6%		
Acxiom Corporation (A)	618	14,012
iGATE Corporation (A)	427	7,011
SK C&C Co., Ltd. (B)	23	1,983
		23,006
Life Sciences Tools & Services – 1.0%		
Agilent Technologies, Inc.	97	4,135
Managed Health Care – 3.9%		
Odontoprev S.A. (B)	558	2,299
UnitedHealth Group Incorporated	214	14,006
		16,305
Movies & Entertainment – 0.7%		
News Corporation Limited, Class A	92	2,999
Office Services & Supplies – 0.3%		
CyrusOne Inc.	52	1,072
Oil & Gas Equipment & Services – 0.5%		
Forum Energy Technologies, Inc. (A)	68	2,060
Research & Consulting Services – 0.6%		
Qualicorp S.A. (A)(B)	79	$ 598
Qualicorp S.A. (A)(B)(C)	254	1,932
		2,530
Semiconductor Equipment – 1.3%		
Nanometrics Incorporated (A)	145	2,121
Photronics, Inc. (A)	420	3,388
		5,509
Semiconductors – 21.2%		
Cree, Inc. (A)	400	25,518
Cypress Semiconductor Corporation	397	4,264
Marvell Technology Group Ltd.	357	4,175
Micron Technology, Inc. (A)	2,210	31,668
Rambus Inc. (A)	310	2,659
Samsung Electronics Co., Ltd. (B)	11	12,338
Spansion Inc. (A)	141	1,769
Spreadtrum Communications, Inc., ADR	208	5,447
		87,838
Systems Software – 0.6%		
Allot Communications Ltd. (A)	169	2,317
TOTAL COMMON STOCKS – 96.0%		**$397,530**
(Cost: $280,979)		

WARRANTS		
Commodity Chemicals – 0.0%		
BioAmber Inc., Expires 5-9-17 (D)	201	$ 111
TOTAL WARRANTS – 0.0%		**$ 111**
(Cost: $24)		

CORPORATE DEBT SECURITIES	Principal	
Semiconductors – 0.3%		
JinkoSolar Holding Co., Ltd., Convertible, 4.000%, 5-15-16 (C)	$ 2,230	1,337
TOTAL CORPORATE DEBT SECURITIES – 0.3%		**$ 1,337**
(Cost: $2,197)		

Science and Technology (in thousands) JUNE 30, 2013 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.7%		
Prudential Funding LLC (GTD by Prudential Financial Inc.), 0.070%, 7-1-13 (E)	$2,983	$ 2,983
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.080%, 7-3-13 (E)	4,000	4,000
Total Capital Canada Ltd. (GTD by Total S.A.), 0.090%, 7-10-13 (E)	4,000	4,000
		10,983
Master Note – 0.4%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (F)	$1,652	$1,652
Municipal Obligations - Taxable – 1.3%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.050%, 7-1-13 (F)	5,461	5,461
TOTAL SHORT-TERM SECURITIES – 4.4%		**$ 18,096**
(Cost: $18,096)		
TOTAL INVESTMENT SECURITIES – 100.7%		**$417,074**
(Cost: $301,296)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7%)		**(2,940)**
NET ASSETS – 100.0%		**$414,134**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2013, the total value of these securities amounted to $4,345 or 1.0% of net assets.

(D)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E)Rate shown is the yield to maturity at June 30, 2013.

(F)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 397,530	$ —	$ —
Warrants	111	—	—
Corporate Debt Securities	—	1,337	—
Short-Term Securities	—	18,096	—
Total	$ 397,641	$19,433	$ —

During the period ended June 30, 2013, securities totaling $16,381 were transferred from Level 2 to Level 1 due to lack of significant market movements following the close of local trading.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Country Diversification

(as a % of net assets)	
United States	80.8%
South Korea	3.5%
China	2.8%
Switzerland	2.8%
India	1.8%
Brazil	1.6%
Bermuda	1.0%
Other Countries	2.0%
Other+	3.7%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**97.1%**
Information Technology	26.4%
Industrials	21.6%
Consumer Discretionary	18.6%
Health Care	14.3%
Energy	8.1%
Financials	5.1%
Consumer Staples	3.0%
Cash and Cash Equivalents	**2.9%**

Top 10 Equity Holdings

Company	Sector
Portfolio Recovery Associates, Inc.	Industrials
Lithia Motors, Inc.	Consumer Discretionary
IPG Photonics Corporation	Information Technology
Targa Resources Corp.	Energy
Infolox Inc.	Information Technology
Huntington Ingalls Industries, Inc.	Industrials
Westinghouse Air Brake Technologies Corporation	Industrials
Salix Pharmaceuticals, Ltd.	Health Care
BroadSoft, Inc.	Information Technology
Bally Technologies, Inc.	Consumer Discretionary

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Small Cap Growth *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 2.4%		
Huntington Ingalls Industries, Inc.	210	$11,847
Apparel Retail – 3.3%		
Francesca's Holdings Corporation (A)	162	4,508
Stage Stores, Inc.	199	4,677
Zumiez Inc. (A)	266	7,651
		16,836
Apparel, Accessories & Luxury Goods – 1.8%		
Under Armour, Inc., Class A (A)	148	8,820
Application Software – 7.0%		
BroadSoft, Inc. (A)	391	10,783
Synchronoss Technologies, Inc. (A)	202	6,223
Tyler Technologies, Inc. (A)	125	8,568
Ultimate Software Group, Inc. (The) (A)	75	8,777
		34,351
Asset Management & Custody Banks – 1.3%		
WisdomTree Investment, Inc. (A)	581	6,724
Auto Parts & Equipment – 0.6%		
Amerigon Incorporated (A)	162	3,014
Automotive Retail – 2.9%		
Lithia Motors, Inc.	274	14,581
Biotechnology – 0.6%		
Ironwood Pharmaceuticals, Inc., Class A (A)	256	2,550
PTC Therapeutics, Inc. (A)	25	369
		2,919
Brewers – 1.1%		
Boston Beer Company, Inc. (The), Class A (A)	32	5,544
Broadcasting – 1.6%		
LIN TV Corp., Class A (A)	172	2,639
Nexstar Broadcasting Group, Inc. (A)	74	2,625
Sinclair Broadcast Group, Inc. (A)	88	2,573
		7,837
Building Products – 1.2%		
A. O. Smith Corporation	160	5,810
Casinos & Gaming – 2.2%		
Bally Technologies, Inc. (A)	191	10,751
Communications Equipment – 2.0%		
Aruba Networks, Inc. (A)	310	4,768
Finisar Corporation (A)	152	2,580
JDS Uniphase Corporation (A)	171	2,452
		9,800

COMMON STOCKS (Continued)	Shares	Value
Construction & Farm Machinery & Heavy Trucks – 5.6%		
Manitowoc Company, Inc. (The)	424	$ 7,602
Wabash National Corporation (A)	830	8,450
Westinghouse Air Brake Technologies Corporation	220	11,751
		27,803
Consumer Electronics – 1.8%		
Harman International Industries, Incorporated	165	8,934
Consumer Finance – 1.5%		
First Cash Financial Services, Inc. (A)	153	7,529
Data Processing & Outsourced Services – 0.8%		
Echo Global Logisitics, Inc. (A)	214	4,178
Diversified Support Services – 3.8%		
Portfolio Recovery Associates, Inc. (A)	125	19,155
Electronic Components – 1.2%		
InvenSense, Inc. (A)	404	6,213
Electronic Equipment & Instruments – 1.7%		
OSI Systems, Inc. (A)	131	8,464
Electronic Manufacturing Services – 3.8%		
IPG Photonics Corporation	210	12,770
Sanmina-SCI Corporation (A)	437	6,266
		19,036
Food Retail – 0.8%		
Fresh Market, Inc. (The) (A)	80	3,987
Health Care Equipment – 3.5%		
Cyberonics, Inc. (A)	188	9,792
Heartware International, Inc. (A)	37	3,520
Volcano Corporation (A)	224	4,056
		17,368
Health Care Facilities – 3.6%		
Community Health Systems, Inc.	136	6,399
Hanger Orthopedic Group, Inc. (A)	245	7,763
Vanguard Health Systems, Inc. (A)	200	4,150
		18,312
Health Care Services – 1.2%		
Air Methods Corporation	172	5,844
Health Care Supplies – 2.1%		
Align Technology, Inc. (A)	182	6,738
Vascular Solutions, Inc. (A)	243	3,576
		10,314

COMMON STOCKS (Continued)	Shares	Value
Homefurnishing Retail – 1.3%		
Select Comfort Corporation (A)	253	$ 6,343
Human Resource & Employment Services –1.3%		
WageWorks, Inc. (A)	186	6,403
Industrial Machinery – 4.4%		
Chart Industries, Inc. (A)	76	7,135
Nordson Corporation	85	5,890
Proto Labs, Inc. (A)	136	8,804
		21,829
Internet Software & Services – 4.0%		
Demandware, Inc. (A)	217	9,222
Move, Inc. (A)	254	3,257
OpenTable, Inc. (A)	117	7,454
		19,933
Investment Banking & Brokerage – 0.7%		
Greenhill & Co., Inc.	80	3,642
IT Consulting & Other Services – 0.7%		
ServiceSource International, LLC (A)	401	3,734
Leisure Products – 1.2%		
Arctic Cat Inc.	132	5,919
Oil & Gas Equipment & Services – 5.6%		
Core Laboratories N.V.	27	4,140
Dril-Quip, Inc. (A)	96	8,640
Forum Energy Technologies, Inc. (A)	299	9,091
Superior Energy Services, Inc. (A)	233	6,043
		27,914
Oil & Gas Storage & Transportation – 2.5%		
Targa Resources Corp.	197	12,659
Packaged Foods & Meats – 1.1%		
Pinnacle Foods Inc.	95	2,285
WhiteWave Foods Company (The), Class A (A)	204	3,322
		5,607
Pharmaceuticals – 3.3%		
Akorn, Inc. (A)	400	5,404
Salix Pharmaceuticals, Ltd. (A)	170	11,234
		16,638
Regional Banks – 1.6%		
Signature Bank (A)	30	2,498
UMB Financial Corporation	94	5,255
		7,753

Small Cap Growth *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Restaurants – 1.9%		
DineEquity, Inc.	50	$ 3,428
Noodles & Company, Class A (A)	15	551
Panera Bread Company, Class A (A)	30	5,597
		9,576
Semiconductors – 1.6%		
NeoPhotonics Corporation (A)	296	2,576
Semtech Corporation (A)	152	5,325
		7,901
Systems Software – 3.6%		
Infolox Inc. (A)	412	12,054
MICROS Systems, Inc. (A)	117	5,040
Tableau Software, Inc., Class A (A)	12	658
		17,752
Trading Companies & Distributors – 1.5%		
Beacon Roofing Supply, Inc. (A)	201	$ 7,599
Trucking – 1.4%		
Swift Transportation Company (A)	425	7,031
TOTAL COMMON STOCKS – 97.1%		**$484,204**

(Cost: $396,031)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.5%		
Mondelez International, Inc., 0.150%, 7-1-13 (B)	$ 4,301	4,301
Praxair, Inc., 0.050%, 7-2-13 (B)	3,000	3,000
Total Capital Canada Ltd. (GTD by Total S.A.), 0.070%, 7-3-13 (B)	$5,000	$ 5,000
		12,301
Master Note – 0.7%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (C)	3,661	3,661
TOTAL SHORT-TERM SECURITIES – 3.2%		**$ 15,962**

(Cost: $15,962)

TOTAL INVESTMENT SECURITIES – 100.3%	**$500,166**
(Cost: $411,993)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3%)	**(1,320)**
NET ASSETS – 100.0%	**$498,846**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$484,204	$ —	$—
Short-Term Securities	—	15,962	—
Total	$484,204	$15,962	$—

As of June 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Small Cap Value

Asset Allocation

Stocks	**92.0%**
Consumer Discretionary	23.8%
Financials	21.8%
Energy	11.7%
Industrials	10.8%
Information Technology	7.7%
Materials	7.3%
Health Care	4.7%
Utilities	3.5%
Consumer Staples	0.7%
Cash and Cash Equivalents	**8.0%**

Top 10 Equity Holdings

Company	Sector
Visteon Corporation	Consumer Discretionary
Nexstar Broadcasting Group, Inc.	Consumer Discretionary
Argo Group International Holdings, Ltd.	Financials
Cinemark Holdings, Inc.	Consumer Discretionary
Dana Holding Corporation	Consumer Discretionary
Reinsurance Group of America, Incorporated	Financials
McDermott International, Inc.	Energy
Atlas Pipeline Partners, L.P.	Energy
HealthSouth Corporation	Health Care
Teradyne, Inc.	Information Technology

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Small Cap Value *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.8%		
Triumph Group, Inc.	61	$ 4,852
Apparel Retail – 4.5%		
AnnTaylor Stores Corporation (A)	105	3,486
Express, Inc. (A)	166	3,481
Stage Stores, Inc.	237	5,560
		12,527
Apparel, Accessories & Luxury Goods – 0.7%		
Jones Apparel Group, Inc.	141	1,940
Application Software – 1.4%		
Synchronoss Technologies, Inc. (A)	121	3,732
Auto Parts & Equipment – 5.4%		
Dana Holding Corporation	351	6,751
Visteon Corporation (A)	129	8,167
		14,918
Broadcasting – 6.1%		
Entercom Communications Corp. (A)	389	3,674
Nexstar Broadcasting Group, Inc. (A)	229	8,114
Sinclair Broadcast Group, Inc. (A)	166	4,880
		16,668
Construction & Engineering – 2.1%		
Foster Wheeler Ltd. (A)	266	5,781
Construction & Farm Machinery & Heavy Trucks – 3.1%		
Manitowoc Company, Inc. (The)	290	5,188
Terex Corporation (A)	128	3,377
		8,565
Data Processing & Outsourced Services – 0.6%		
CoreLogic, Inc. (A)	69	1,592
Electric Utilities – 1.5%		
Great Plains Energy Incorporated	186	4,181
Forest Products – 0.7%		
Boise Cascade Company (A)	81	2,053
Gas Utilities – 2.0%		
Southwest Gas Corporation	117	5,462
Health Care Facilities – 4.7%		
Community Health Systems, Inc.	96	4,496
HealthSouth Corporation (A)	216	6,229
LifePoint Hospitals, Inc. (A)	47	2,315
		13,040
Homebuilding – 2.0%		
M.D.C. Holdings, Inc.	103	$ 3,338
Tri Pointe Homes, LLC (A)	129	2,136
		5,474
Metal & Glass Containers – 1.2%		
Owens-Illinois, Inc. (A)	116	3,235
Movies & Entertainment – 2.5%		
Cinemark Holdings, Inc.	247	6,899
Office REITs – 2.1%		
Corporate Office Properties Trust	20	502
Lexington Corporation Properties Trust	461	5,390
		5,892
Oil & Gas Equipment & Services – 6.0%		
Basic Energy Services, Inc. (A)	155	1,874
GulfMark Offshore, Inc.	121	5,465
Key Energy Services, Inc. (A)	474	2,821
McDermott International, Inc. (A)	781	6,390
		16,550
Oil & Gas Exploration & Production – 3.4%		
Berry Petroleum Company	114	4,811
LinnCo LLC	44	1,644
Petroleum Development Corporation (A)	57	2,919
		9,374
Oil & Gas Storage & Transportation – 2.3%		
Atlas Pipeline Partners, L.P.	164	6,259
Paper Packaging – 2.2%		
Boise Inc.	682	5,826
Personal Products – 0.7%		
Inter Parfums, Inc.	66	1,885
Property & Casualty Insurance – 2.7%		
Argo Group International Holdings, Ltd.	177	7,517
Publishing – 2.6%		
E. W. Scripps Company (The) (A)	253	3,945
Valassis Communications, Inc.	127	3,113
		7,058
Real Estate Operating Companies – 1.7%		
Forest City Enterprises, Inc., Class A (A)	256	4,583
Regional Banks – 6.3%		
Bank of Marin Bancorp	52	2,072
First Horizon National Corporation	459	5,146
First Niagara Financial Group, Inc.	573	5,771
Zions Bancorporation	153	4,422
		17,411
Reinsurance – 4.5%		
Endurance Specialty Holdings Ltd.	113	$ 5,819
Reinsurance Group of America, Incorporated	94	6,476
		12,295
Semiconductor Equipment – 2.1%		
Teradyne, Inc. (A)	335	5,893
Semiconductors – 2.9%		
Freescale Semiconductor, Inc. (A)	312	4,222
Spansion Inc. (A)	324	4,055
		8,277
Specialized REITs – 1.1%		
Strategic Hotels & Resorts, Inc. (A)	357	3,162
Specialty Chemicals – 1.5%		
Cytec Industries Inc.	58	4,249
Steel – 1.7%		
SunCoke Energy Partners, L.P.	213	4,696
Technology Distributors – 0.7%		
Insight Enterprises, Inc. (A)	103	1,833
Thrifts & Mortgage Finance – 2.0%		
Capitol Federal Financial	444	5,391
Trucking – 3.8%		
Con-way Inc.	27	1,048
Marten Transport, Ltd.	271	4,252
Saia, Inc. (A)	175	5,247
		10,547
TOTAL COMMON STOCKS – 90.6%		**$249,617**

(Cost: $218,587)

INVESTMENT FUNDS		
Asset Management & Custody Banks – 1.4%		
THL Credit, Inc.	249	3,787
TOTAL INVESTMENT FUNDS – 1.4%		**$ 3,787**

(Cost: $3,255)

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 7.8%		
Exxon Mobil Corporation, 0.050%, 7-24-13 (B)	$ 1,000	1,000

Small Cap Value *(in thousands)* JUNE 30, 2013 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
General Mills, Inc., 0.170%, 7-15-13 (B)	$5,000	$ 5,000
Prudential Funding LLC (GTD by Prudential Financial Inc.), 0.070%, 7-1-13 (B)	3,463	3,463
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.080%, 7-3-13 (B)	8,000	7,999
Total Capital Canada Ltd. (GTD by Total S.A.), 0.090%, 7-10-13 (B)	4,000	4,000
		21,462
Master Note – 0.6%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (C)	$1,743	$1,743
Municipal Obligations – Taxable – 2.5%		
Franklin, OH, Var Rate Demand Hosp Fac Rfdg and Impvt Rev Bonds (U.S. Hlth Corp of Columbus), Ser 1996A (GTD by U.S. Bank, N.A.), 0.070%, 7-7-13 (C)	1,630	1,630
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America, N.A.), 0.070%, 7-7-13 (C)	5,183	5,183
		6,813

SHORT-TERM SECURITIES (Continued)	Value
TOTAL SHORT-TERM SECURITIES – 10.9%	**$ 30,018**
(Cost: $30,019)	
TOTAL INVESTMENT SECURITIES – 102.9%	**$283,422**
(Cost: $251,861)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.9%)	**(7,923)**
NET ASSETS – 100.0%	**$275,499**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$249,617	$ —	$—
Investment Funds	3,787	—	—
Short-Term Securities	—	30,018	—
Total	$253,404	$30,018	$—

As of June 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**96.0%**
Energy	26.7%
Financials	24.1%
Health Care	18.2%
Consumer Discretionary	10.7%
Information Technology	7.0%
Materials	3.9%
Consumer Staples	2.7%
Industrials	2.7%
Cash and Cash Equivalents	**4.0%**

Top 10 Equity Holdings

Company	Sector
JPMorgan Chase & Co.	Financials
Access Midstream Partners, L.P.	Energy
Citigroup Inc.	Financials
Target Corporation	Consumer Discretionary
Time Warner Cable Inc.	Consumer Discretionary
Aetna Inc.	Health Care
Capital One Financial Corporation	Financials
ACE Limited	Financials
Xerox Corporation	Information Technology
Teva Pharmaceutical Industries Limited, ADR	Health Care

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Value *(in thousands)* JUNE 30, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 0.7%		
General Dynamics Corporation	29	$ 2,287
Biotechnology – 1.7%		
Amgen Inc.	60	5,929
Cable & Satellite – 3.5%		
Time Warner Cable Inc.	107	12,024
Consumer Finance – 3.4%		
Capital One Financial Corporation	187	11,771
Department Stores – 1.9%		
Macy's Inc.	137	6,566
Diversified Chemicals – 2.5%		
Dow Chemical Company (The)	261	8,383
Drug Retail – 2.7%		
CVS Caremark Corporation	165	9,412
Fertilizers & Agricultural Chemicals – 1.4%		
Mosaic Company (The)	92	4,967
General Merchandise Stores – 3.5%		
Target Corporation	179	12,306
Health Care Distributors – 1.9%		
McKesson Corporation	58	6,630
Health Care Facilities – 2.5%		
HCA Holdings, Inc.	239	8,629
Home Improvement Retail – 1.8%		
Lowe's Companies, Inc.	151	6,184
Industrial Machinery – 2.0%		
Parker Hannifin Corporation	75	7,146
Integrated Oil & Gas – 2.8%		
Occidental Petroleum Corporation	108	9,601
Investment Banking & Brokerage – 2.7%		
Goldman Sachs Group, Inc. (The)	62	9,347
Life & Health Insurance – 2.6%		
MetLife, Inc.	194	$ 8,864
Managed Health Care – 8.6%		
Aetna Inc.	188	11,965
UnitedHealth Group Incorporated	151	9,907
WellPoint, Inc.	96	7,889
		29,761
Office Electronics – 3.2%		
Xerox Corporation	1,195	10,834
Oil & Gas Exploration & Production – 4.0%		
Berry Petroleum Company	207	8,776
Linn Energy, LLC	96	3,169
LinnCo LLC	54	2,013
		13,958
Oil & Gas Refining & Marketing – 5.0%		
Marathon Petroleum Corporation (B)	132	9,373
Phillips 66 (B)	134	7,876
		17,249
Oil & Gas Storage & Transportation – 14.9%		
Access Midstream Partners, L.P.	298	14,191
Atlas Pipeline Partners, L.P.	157	5,984
Kinder Morgan Management, LLC (A)	73	6,121
MarkWest Energy Partners, L.P.	133	8,911
Plains All American Pipeline, L.P.	125	6,960
Regency Energy Partners LP	334	9,013
		51,180
Other Diversified Financial Services – 8.7%		
Citigroup Inc.	287	13,767
JPMorgan Chase & Co.	317	16,745
		30,512
Pharmaceuticals – 3.5%		
Shire Pharmaceuticals Group plc, ADR	17	1,626
Teva Pharmaceutical Industries Limited, ADR (B)	268	10,518
		12,144
Property & Casualty Insurance – 3.3%		
ACE Limited	128	$ 11,480
Regional Banks – 1.5%		
SunTrust Banks, Inc.	160	5,045
Reinsurance – 1.9%		
RenaissanceRe Holdings Ltd.	75	6,483
Semiconductor Equipment – 2.0%		
Lam Research Corporation (A)	155	6,851
Systems Software – 1.8%		
Oracle Corporation	208	6,396
TOTAL COMMON STOCKS – 96.0%		**$331,939**
(Cost: $272,904)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.6%		
Prudential Funding LLC (GTD by Prudential Financial Inc.), 0.070%, 7-1-13 (C)	$3,120	3,120
Total Capital Canada Ltd. (GTD by Total S.A.), 0.090%, 7-10-13 (C)	6,000	6,000
		9,120
Master Note – 0.5%		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (D)	1,698	1,698
TOTAL SHORT-TERM SECURITIES – 3.1%		**$ 10,818**
(Cost: $10,818)		
TOTAL INVESTMENT SECURITIES – 99.1%		**$342,757**
(Cost: $283,722)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		**3,221**
NET ASSETS – 100.0%		**$345,978**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C)Rate shown is the yield to maturity at June 30, 2013.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

Value (in thousands) JUNE 30, 2013 (UNAUDITED)

The following written options were outstanding at June 30, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Atlas Pipeline Partners, L.P.	Citibank N.A.	Put	459	August 2013	$ 37.00	$ 57	$ (61)
HollyFrontier Corporation	N/A	Put	209	September 2013	42.00	57	(56)
Marathon Petroleum Corporation	N/A	Call	203	July 2013	97.50	18	(1)
	N/A	Call	203	July 2013	100.00	35	(1)
Mosaic Company	N/A	Put	429	July 2013	55.00	28	(92)
	N/A	Put	346	September 2013	50.00	28	(51)
Phillips 66	N/A	Call	514	August 2013	80.00	49	(4)
Shire Pharmaceuticals Group plc, ADR	N/A	Put	150	July 2013	90.00	24	(8)
Teva Pharmaceutical Industries Limited, ADR	N/A	Call	357	August 2013	40.00	15	(22)
						$311	$(296)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$331,939	$ —	$—
Short-Term Securities	—	10,818	—
Total	$331,939	$10,818	$—
Liabilities			
Written Options	$ 235	$ 61	$—

As of June 30, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Asset Strategy[1]	Balanced
ASSETS							
Investments in unaffiliated securities at market value+	$ 523	$ 575	$ 678	$ 497	$ 816	$1,265,698	$374,405
Investments in affiliated securities at market value+	72,122	108,117	819,094	957,992	256,486	—	—
Bullion at market value+	—	—	—	—	—	115,749	—
Investments at Market Value	**72,645**	**108,692**	**819,772**	**958,489**	**257,302**	**1,381,447**	**374,405**
Cash	1	1	1	1	1	7,848	1
Cash denominated in foreign currencies at market value+	—	—	—	—	—	2,317	—
Restricted cash+	—	—	—	—	—	2,159	—
Investment securities sold receivable	76	—	—	102	—	21,616	—
Dividends and interest receivable	—*	—*	—*	1	—*	5,668	1,134
Capital shares sold receivable	—*	954	1,553	2	315	783	122
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	—	2,435	—
Prepaid and other assets	—	—	—	—	—	—*	—
Total Assets	**72,722**	**109,647**	**821,326**	**958,595**	**257,618**	**1,424,273**	**375,662**
LIABILITIES							
Investment securities purchased payable	—	—	79	—	217	26,464	401
Capital shares redeemed payable	59	828	53	495	5	936	110
Trustees and Chief Compliance Officer fees payable	4	3	22	27	8	105	67
Service fee payable	—	—	—	—	—	29	8
Shareholder servicing payable	—*	—*	1	1	—*	2	—*
Investment management fee payable	—	—	—	—	—	78	22
Accounting services fee payable	2	3	12	13	5	21	10
Variation margin payable	—	—	—	—	—	917	—
Written options at market value+	—	—	—	—	—	3,128	—
Other liabilities	1	2	8	9	3	409	6
Total Liabilities	**66**	**836**	**175**	**545**	**238**	**32,089**	**624**
Total Net Assets	**$72,656**	**$108,811**	**$821,151**	**$958,050**	**$257,380**	**$1,392,184**	**$375,038**
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$67,062	$100,633	$735,481	$852,544	$234,227	$1,051,936	$275,746
Undistributed net investment income	752	1,316	9,684	11,408	2,970	9,581	1,769
Accumulated net realized gain	2,784	3,013	23,026	28,328	6,981	92,923	22,706
Net unrealized appreciation	2,058	3,849	52,960	65,770	13,202	237,744	74,817
Total Net Assets	**$72,656**	**$108,811**	**$821,151**	**$958,050**	**$257,380**	**$1,392,184**	**$375,038**
CAPITAL SHARES OUTSTANDING	14,305	20,673	151,560	172,655	47,511	126,520	40,780
NET ASSET VALUE PER SHARE	$5.08	$5.26	$5.42	$5.55	$5.42	$11.00	$9.20
+COST							
Investments in unaffiliated securities at cost	$ 523	$ 575	$ 678	$ 497	$ 816	$1,039,144	$299,588
Investments in affiliated securities at cost	70,064	104,268	766,134	892,222	243,284	—	—
Bullion at cost	—	—	—	—	—	105,614	—
Cash denominated in foreign currencies at cost	—	—	—	—	—	2,317	—
Written options premiums received at cost	—	—	—	—	—	2,886	—

Not shown due to rounding.

(1)Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Bond	Core Equity	Dividend Opportunities	Energy	Global Bond	Global Natural Resources	Growth
ASSETS							
Investments in unaffiliated securities at market value+	$319,531	$422,581	$416,077	$78,304	$14,204	$165,695	$1,046,605
Investments at Market Value	**319,531**	**422,581**	**416,077**	**78,304**	**14,204**	**165,695**	**1,046,605**
Cash	1	1	1	1	1	1	1
Investment securities sold receivable	—	3,594	—	—	4	23	8,083
Dividends and interest receivable	3,009	497	739	59	151	301	807
Capital shares sold receivable	236	172	50	132	3	152	42
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	5	391	—
Variation margin receivable	—	—	—	—	—	119	—
Prepaid and other assets	—*	—	—	—	—	—	1
Total Assets	**322,777**	**426,845**	**416,867**	**78,496**	**14,368**	**166,682**	**1,055,539**
LIABILITIES							
Investment securities purchased payable	—	1,486	—	—	109	30	5,878
Capital shares redeemed payable	692	476	130	6	1	105	694
Trustees and Chief Compliance Officer fees payable	64	127	18	3	—*	13	189
Service fee payable	7	9	9	2	—*	3	21
Shareholder servicing payable	1	—*	1	—*	—*	1	1
Investment management fee payable	12	23	24	6	—	14	58
Accounting services fee payable	9	10	10	4	1	5	21
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	—*	16	—
Variation margin payable	—	—	—	—	—	34	—
Other liabilities	9	8	6	2	4	13	13
Total Liabilities	**794**	**2,139**	**198**	**23**	**115**	**234**	**6,875**
Total Net Assets	**$321,983**	**$424,706**	**$416,669**	**$78,473**	**$14,253**	**$166,448**	**$1,048,664**
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$303,566	$308,680	$327,213	$72,967	$14,411	$200,875	$ 793,524
Undistributed (distributions in excess of) net investment income	5,956	1,005	2,479	(102)	151	(459)	858
Accumulated net realized gain (loss)	11,564	39,742	8,714	(5,372)	(48)	(20,184)	70,148
Net unrealized appreciation (depreciation)	897	75,279	78,263	10,980	(261)	(13,784)	184,134
Total Net Assets	**$321,983**	**$424,706**	**$416,669**	**$78,473**	**$14,253**	**$166,448**	**$1,048,664**
CAPITAL SHARES OUTSTANDING	58,948	33,630	53,487	11,951	2,846	33,880	97,833
NET ASSET VALUE PER SHARE	$5.46	$12.63	$7.79	$6.57	$5.01	$4.91	$10.72
+COST							
Investments in unaffiliated securities at cost	$318,634	$347,302	$337,814	$67,324	$14,470	$179,937	$ 862,471

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	High Income	International Core Equity	International Growth	Limited-Term Bond	Micro Cap Growth	Mid Cap Growth	Money Market
ASSETS							
Investments in unaffiliated securities at market value+	$531,027	$650,295	$490,566	$168,644	$60,824	$338,390	$413,929
Investments at Market Value	**531,027**	**650,295**	**490,566**	**168,644**	**60,824**	**338,390**	**413,929**
Cash	265	1	8,065	2	1	1	1
Cash denominated in foreign currencies at market value+	5	1	—	—	—	—	—
Restricted cash+	—	—	1,586	—	—	—	—
Investment securities sold receivable	14,154	—	1,221	—	—	1,768	—
Dividends and interest receivable	9,098	3,293	1,232	1,146	3	112	340
Capital shares sold receivable	7,117	99	113	143	80	2,646	2,237
Receivable from affiliates	—	—	—	—	—	116	392
Unrealized appreciation on forward foreign currency contracts	103	3,176	4,767	—	—	—	—
Prepaid and other assets	1	—	—	—	—	—	1
Total Assets	**561,770**	**656,865**	**507,550**	**169,935**	**60,908**	**343,033**	**416,900**
LIABILITIES							
Investment securities purchased payable	27,071	—	—	—	563	726	—
Capital shares redeemed payable	380	134	66	1	17	224	143
Distributions payable	—	—	—	—	—	—	1
Trustees and Chief Compliance Officer fees payable	35	57	42	5	5	9	23
Service fee payable	11	14	11	3	1	7	—
Shareholder servicing payable	1	1	1	—*	—*	—*	—*
Investment management fee payable	25	46	34	7	5	23	13
Accounting services fee payable	12	13	11	5	4	8	9
Written options at market value+	—	—	—	—	—	108	—
Other liabilities	72	124	23	3	3	6	5
Total Liabilities	**27,607**	**389**	**188**	**24**	**598**	**1,111**	**194**
Total Net Assets	**$534,163**	**$656,476**	**$507,362**	**$169,911**	**$60,310**	**$341,922**	**$416,706**
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$505,996	$618,887	$470,302	$169,074	$40,517	$284,312	$416,714
Undistributed (distributions in excess of) net investment income	18,420	6,073	3,977	847	(361)	(712)	—
Accumulated net realized gain (loss)	672	2,993	(7,453)	548	3,045	5,422	(8)
Net unrealized appreciation (depreciation)	9,075	28,523	40,536	(558)	17,109	52,900	—
Total Net Assets	**$534,163**	**$656,476**	**$507,362**	**$169,911**	**$60,310**	**$341,922**	**$416,706**
CAPITAL SHARES OUTSTANDING	142,083	39,572	60,517	35,002	2,384	37,536	416,717
NET ASSET VALUE PER SHARE	$3.76	$16.59	$8.38	$4.85	$25.30	$9.11	$1.00
+COST							
Investments in unaffiliated securities at cost	$522,043	$624,887	$454,886	$169,202	$43,715	$285,493	$413,929
Cash denominated in foreign currencies at cost	5	1	—	—	—	—	—
Written options premiums received at cost	—	—	—	—	—	112	—

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value	Value
ASSETS					
Investments in unaffiliated securities at market value+	$42,176	$417,074	$500,166	$283,422	$342,757
Investments at Market Value	**42,176**	**417,074**	**500,166**	**283,422**	**342,757**
Cash	1	1	1	1	1
Investment securities sold receivable	286	—	3,245	26	4,130
Dividends and interest receivable	133	201	17	140	389
Capital shares sold receivable	104	644	153	94	186
Total Assets	**42,700**	**417,920**	**503,582**	**283,683**	**347,463**
LIABILITIES					
Investment securities purchased payable	78	3,497	4,388	8,077	913
Capital shares redeemed payable	12	181	206	48	196
Trustees and Chief Compliance Officer fees payable	4	54	78	21	40
Service fee payable	1	8	10	6	7
Shareholder servicing payable	—*	1	—*	—*	—*
Investment management fee payable	3	28	34	19	20
Accounting services fee payable	2	10	11	8	8
Written options at market value+	—	—	—	—	296
Other liabilities	5	7	9	5	5
Total Liabilities	**105**	**3,786**	**4,736**	**8,184**	**1,485**
Total Net Assets	**$42,595**	**$414,134**	**$498,846**	**$275,499**	**$345,978**
NET ASSETS					
Capital paid in (shares authorized – unlimited)	$36,558	$272,754	$391,434	$218,363	$265,387
Undistributed (distributions in excess of) net investment income	431	(911)	(2,116)	(1,797)	4,630
Accumulated net realized gain	1,060	26,496	21,355	27,372	16,911
Net unrealized appreciation	4,546	115,795	88,173	31,561	59,050
Total Net Assets	**$42,595**	**$414,134**	**$498,846**	**$275,499**	**$345,978**
CAPITAL SHARES OUTSTANDING	5,232	20,042	44,677	15,951	50,854
NET ASSET VALUE PER SHARE	$8.14	$20.66	$11.17	$17.27	$6.80
+COST					
Investments in unaffiliated securities at cost	$37,629	$301,296	$411,993	$251,861	$283,722
Written options premiums received at cost	—	—	—	—	311

** Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Asset Strategy(1)	Balanced
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ —	$ —	$ —	$ —	$ 11,501	$ 2,136
Dividends from affiliated securities	787	1,359	9,855	11,591	3,042	—	—
Foreign dividend withholding tax	—	—	—	—	—	(476)	(29)
Interest and amortization from unaffiliated securities	—*	1	1	1	1	4,328	1,599
Foreign interest withholding tax	—	—	—	—	—	—*	—
Total Investment Income	**787**	**1,360**	**9,856**	**11,592**	**3,043**	**15,353**	**3,706**
EXPENSES							
Investment management fee	—	—	—	—	—	4,773	1,293
Service fee	—	—	—	—	—	1,741	461
Shareholder servicing	—*	—*	3	3	1	6	1
Custodian fees	1	2	1	1	1	50	4
Trustees and Chief Compliance Officer fees	3	3	23	28	8	50	18
Accounting services fee	13	18	70	77	28	124	60
Professional fees	12	13	22	24	15	101	23
Other	2	4	28	32	12	17	13
Total Expenses	**31**	**40**	**147**	**165**	**65**	**6,862**	**1,873**
Less:							
Expenses in excess of limit	—	—	—	—	—	(50)	—
Total Net Expenses	**31**	**40**	**147**	**165**	**65**	**6,812**	**1,873**
Net Investment Income	**756**	**1,320**	**9,709**	**11,427**	**2,978**	**8,541**	**1,833**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	—	—	—	—	130,170	22,779
Investments in affiliated securities	720	871	4,076	4,969	1,419	—	—
Distributions of realized capital gains from affiliated securities	2,066	2,144	18,973	23,380	5,566	—	—
Futures contracts	—	—	—	—	—	(428)	—
Written options	—	—	—	—	—	3,443	—
Forward foreign currency contracts	—	—	—	—	—	(3,677)	—
Foreign currency exchange transactions	—	—	—	—	—	(98)	(1)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	—	—	—	—	(87,157)	6,219
Investments in affiliated securities	2,314	661	16,780	28,036	3,611	—	—
Futures contracts	—	—	—	—	—	(1,077)	—
Written options	—	—	—	—	—	(533)	—
Forward foreign currency contracts	—	—	—	—	—	3,799	—
Foreign currency exchange transactions	—	—	—	—	—	(61)	—
Net Realized and Unrealized Gain	**5,100**	**3,676**	**39,829**	**56,385**	**10,596**	**44,381**	**28,997**
Net Increase in Net Assets Resulting from Operations	**$5,856**	**$4,996**	**$49,538**	**$67,812**	**$13,574**	**$ 52,922**	**$30,830**

**Not shown due to rounding.*

(1)Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Bond	Core Equity	Dividend Opportunities	Energy	Global Bond	Global Natural Resources	Growth
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ 3,201	$ 4,230	$ 366	$ 16	$ 1,250	$ 6,172
Foreign dividend withholding tax	—	(78)	(50)	(7)	(1)	(61)	(112)
Interest and amortization from unaffiliated securities	7,977	3	10	2	190	6	19
Total Investment Income	**7,977**	**3,126**	**4,190**	**361**	**205**	**1,195**	**6,079**
EXPENSES							
Investment management fee	1,191	1,458	1,456	320	39	893	3,640
Service fee	627	521	520	94	16	223	1,305
Shareholder servicing	2	1	2	—*	—*	1	3
Custodian fees	5	5	4	2	4	19	8
Trustees and Chief Compliance Officer fees	22	28	13	2	—*	7	52
Accounting services fee	66	62	62	22	6	33	124
Professional fees	30	21	19	14	22	29	29
Other	17	15	12	20	1	16	40
Total Expenses	**1,960**	**2,111**	**2,088**	**474**	**88**	**1,221**	**5,201**
Less:							
Expenses in excess of limit	—	(104)	—	—	(40)	—	(148)
Total Net Expenses	**1,960**	**2,007**	**2,088**	**474**	**48**	**1,221**	**5,053**
Net Investment Income (Loss)	**6,017**	**1,119**	**2,102**	**(113)**	**157**	**(26)**	**1,026**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	12,005	39,801	8,736	(6)	(49)	(1,072)	70,259
Futures contracts	—	—	—	—	—	(2,024)	—
Forward foreign currency contracts	—	—	—	—	—	1,045	—
Foreign currency exchange transactions	—	(2)	—	—*	—*	(15)	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(29,272)	3,537	34,259	8,056	(306)	(2,360)	24,475
Futures contracts	—	—	—	—	—	83	—
Forward foreign currency contracts	—	—	—	—	7	430	—
Foreign currency exchange transactions	—	1	—	—*	(2)	(5)	—
Net Realized and Unrealized Gain (Loss)	**(17,267)**	**43,337**	**42,995**	**8,050**	**(350)**	**(3,918)**	**94,734**
Net Increase (Decrease) in Net Assets Resulting from Operations	**$(11,250)**	**$44,456**	**$45,097**	**$7,937**	**$(193)**	**$(3,944)**	**$95,760**

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	High Income	International Core Equity	International Growth	Limited-Term Bond	Micro Cap Growth	Mid Cap Growth	Money Market
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 87	$13,359	$ 8,491	$ —	$ 16	$ 980	$ —
Foreign dividend withholding tax	—	(1,296)	(874)	—	—	(2)	—
Interest and amortization from unaffiliated securities	20,650	18	25	1,414	1	9	329
Foreign interest withholding tax	—	—	—*	—	—	—	—
Total Investment Income	**20,737**	**12,081**	**7,642**	**1,414**	**17**	**987**	**329**
EXPENSES							
Investment management fee	1,624	2,751	2,134	328	259	1,309	510
Service fee	651	809	627	164	68	385	—
Shareholder servicing	2	2	2	—*	—*	1	1
Custodian fees	6	47	48	3	4	6	4
Trustees and Chief Compliance Officer fees	18	24	18	4	2	9	10
Accounting services fee	71	80	66	31	20	47	45
Professional fees	35	30	28	23	17	18	16
Other	26	31	48	5	3	16	10
Total Expenses	**2,433**	**3,774**	**2,971**	**558**	**373**	**1,791**	**596**
Less:							
Expenses in excess of limit	(122)	—	(75)	—	—	(99)	(292)
Total Net Expenses	**2,311**	**3,774**	**2,896**	**558**	**373**	**1,692**	**304**
Net Investment Income (Loss)	**18,426**	**8,307**	**4,746**	**856**	**(356)**	**(705)**	**25**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	7,958	27,782	(3,751)	550	3,047	5,614	—*
Written options	—	—	—	—	—	443	—
Forward foreign currency contracts	(134)	2,085	(1,938)	—	—	—	—
Foreign currency exchange transactions	6	(87)	(11)	—	—	—*	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(7,238)	(8,994)	5,966	(3,283)	9,550	23,113	—
Written options	—	—	—	—	—	(1)	—
Forward foreign currency contracts	173	1,664	3,457	—	—	—	—
Foreign currency exchange transactions	(20)	(22)	108	—	—	—*	—
Net Realized and Unrealized Gain (Loss)	**745**	**22,428**	**3,831**	**(2,733)**	**12,597**	**29,169**	**—**
Net Increase (Decrease) in Net Assets Resulting from Operations	**$19,171**	**$30,735**	**$ 8,577**	**$(1,877)**	**$12,241**	**$28,464**	**$ 25**

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value	Value
INVESTMENT INCOME					
Dividends from unaffiliated securities	$ 649	$ 1,328	$ 666	$ 1,547	$ 3,450
Foreign dividend withholding tax	(2)	(33)	(4)	—	(24)
Interest and amortization from unaffiliated securities	—*	60	13	15	8
Total Investment Income	**647**	**1,355**	**675**	**1,562**	**3,434**
EXPENSES					
Investment management fee	190	1,592	2,027	1,134	1,174
Service fee	53	468	596	334	419
Shareholder servicing	—*	2	2	1	1
Custodian fees	4	12	6	3	3
Trustees and Chief Compliance Officer fees	2	16	22	10	14
Accounting services fee	14	58	65	45	48
Professional fees	26	23	23	20	18
Other	3	18	30	8	11
Total Expenses	**292**	**2,189**	**2,771**	**1,555**	**1,688**
Less:					
Expenses in excess of limit	(19)	(37)	(48)	—	(17)
Total Net Expenses	**273**	**2,152**	**2,723**	**1,555**	**1,671**
Net Investment Income (Loss)	**374**	**(797)**	**(2,048)**	**7**	**1,763**
REALIZED AND UNREALIZED GAIN (LOSS)					
Net realized gain (loss) on:					
Investments in unaffiliated securities	1,662	26,463	25,374	25,356	18,795
Written options	8	—	—	—	(1,136)
Forward foreign currency contracts	—	614	—	—	—
Foreign currency exchange transactions	—*	—*	—	—	—
Net change in unrealized appreciation (depreciation) on:					
Investments in unaffiliated securities	(370)	46,304	48,890	13,380	34,469
Written options	(7)	—	—	—	230
Forward foreign currency contracts	—	(225)	—	—	—
Foreign currency exchange transactions	—*	16	—	—	—
Net Realized and Unrealized Gain	**1,293**	**73,172**	**74,264**	**38,736**	**52,358**
Net Increase in Net Assets Resulting from Operations	**$1,667**	**$72,375**	**$72,216**	**$38,743**	**$54,121**

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive Six months ended 6-30-13 (Unaudited)	Pathfinder Aggressive Year ended 12-31-12	Pathfinder Conservative Six months ended 6-30-13 (Unaudited)	Pathfinder Conservative Year ended 12-31-12	Pathfinder Moderate Six months ended 6-30-13 (Unaudited)	Pathfinder Moderate Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 756	$ 962	$ 1,320	$ 1,574	$ 9,709	$ 9,494
Net realized gain on investments	2,786	4,481	3,015	4,673	23,049	30,255
Net change in unrealized appreciation	2,314	2,340	661	254	16,780	18,782
Net Increase in Net Assets Resulting from Operations	**5,856**	**7,783**	**4,996**	**6,501**	**49,538**	**58,531**
Distributions to Shareholders From:						
Net investment income	(963)	(625)	(1,576)	(900)	(9,499)	(6,228)
Net realized gains	(4,480)	(3,093)	(4,671)	(2,835)	(30,261)	(17,889)
Total Distributions to Shareholders	**(5,443)**	**(3,718)**	**(6,247)**	**(3,735)**	**(39,760)**	**(24,117)**
Capital Share Transactions	**3,359**	**(650)**	**3,049**	**15,849**	**78,867**	**115,723**
Net Increase in Net Assets	**3,772**	**3,415**	**1,798**	**18,615**	**88,645**	**150,137**
Net Assets, Beginning of Period	**68,884**	**65,469**	**107,013**	**88,398**	**732,506**	**582,369**
Net Assets, End of Period	**$ 72,656**	**$ 68,884**	**$108,811**	**$107,013**	**$ 821,151**	**$ 732,506**
Undistributed net investment income	$ 752	$ 959	$ 1,316	$ 1,572	$ 9,684	$ 9,474

(In thousands)	Pathfinder Moderately Aggressive Six months ended 6-30-13 (Unaudited)	Pathfinder Moderately Aggressive Year ended 12-31-12	Pathfinder Moderately Conservative Six months ended 6-30-13 (Unaudited)	Pathfinder Moderately Conservative Year ended 12-31-12	Asset Strategy Six months ended 6-30-13[1] (Unaudited)	Asset Strategy Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 11,427	$ 11,571	$ 2,978	$ 3,438	$ 8,541	$ 23,434
Net realized gain on investments	28,349	41,988	6,985	10,233	129,410	49,035
Net change in unrealized appreciation (depreciation)	28,036	27,991	3,611	3,535	(85,029)	151,567
Net Increase in Net Assets Resulting from Operations	**67,812**	**81,550**	**13,574**	**17,206**	**52,922**	**224,036**
Distributions to Shareholders From:						
Net investment income	(11,573)	(6,325)	(3,438)	(1,980)	(18,794)	(14,571)
Net realized gains	(42,000)	(20,770)	(10,234)	(6,091)	—	—
Total Distributions to Shareholders	**(53,573)**	**(27,095)**	**(13,672)**	**(8,071)**	**(18,794)**	**(14,571)**
Capital Share Transactions	**70,499**	**95,633**	**17,044**	**37,613**	**12,910**	**(61,015)**
Net Increase in Net Assets	**84,738**	**150,088**	**16,946**	**46,748**	**47,038**	**148,450**
Net Assets, Beginning of Period	**873,312**	**723,224**	**240,434**	**193,686**	**1,345,146**	**1,196,696**
Net Assets, End of Period	**$958,050**	**$873,312**	**$257,380**	**$240,434**	**$1,392,184**	**$1,345,146**
Undistributed net investment income	$ 11,408	$ 11,554	$ 2,970	$ 3,430	$ 9,581	$ 19,932

(1)Consolidated Statement of Changes in Net Assets (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Balanced Six months ended 6-30-13 (Unaudited)	Balanced Year ended 12-31-12	Bond Six months ended 6-30-13 (Unaudited)	Bond Year ended 12-31-12	Core Equity Six months ended 6-30-13 (Unaudited)	Core Equity Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 1,833	$ 5,543	$ 6,017	$ 15,607	$ 1,119	$ 2,338
Net realized gain on investments	22,778	32,141	12,005	11,686	39,799	34,815
Net change in unrealized appreciation (depreciation)	6,219	1,756	(29,272)	6,540	3,538	29,079
Net Increase (Decrease) in Net Assets Resulting from Operations	**30,830**	**39,440**	**(11,250)**	**33,833**	**44,456**	**66,232**
Distributions to Shareholders From:						
Net investment income	(5,586)	(5,325)	(17,518)	(18,510)	(2,364)	(2,301)
Net realized gains	(32,110)	(19,283)	(8,285)	(4,695)	(34,808)	(38,524)
Total Distributions to Shareholders	**(37,696)**	**(24,608)**	**(25,803)**	**(23,205)**	**(37,172)**	**(40,825)**
Capital Share Transactions	**27,185**	**(4,954)**	**(151,525)**	**(140,008)**	**26,622**	**(10,291)**
Net Increase (Decrease) in Net Assets	**20,319**	**9,878**	**(188,578)**	**(129,380)**	**33,906**	**15,116**
Net Assets, Beginning of Period	**354,719**	**344,841**	**510,561**	**639,941**	**390,800**	**375,684**
Net Assets, End of Period	**$375,038**	**$354,719**	**$ 321,983**	**$ 510,561**	**$424,706**	**$390,800**
Undistributed net investment income	$ 1,769	$ 5,523	$ 5,956	$ 17,457	$ 1,005	$ 2,252

(In thousands)	Dividend Opportunities Six months ended 6-30-13 (Unaudited)	Dividend Opportunities Year ended 12-31-12	Energy Six months ended 6-30-13 (Unaudited)	Energy Year ended 12-31-12	Global Bond Six months ended 6-30-13 (Unaudited)	Global Bond Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 2,102	$ 7,298	$ (113)	$ (120)	$ 157	$ 278
Net realized gain (loss) on investments	8,736	14,034	(6)	(662)	(49)	85
Net change in unrealized appreciation (depreciation)	34,259	23,601	8,056	1,448	(301)	169
Net Increase (Decrease) in Net Assets Resulting from Operations	**45,097**	**44,933**	**7,937**	**666**	**(193)**	**532**
Distributions to Shareholders From:						
Net investment income	(6,900)	(4,039)	—	—	—	(290)
Net realized gains	(9,375)	—	(282)	—	—	(8)
Total Distributions to Shareholders	**(16,275)**	**(4,039)**	**(282)**	**—**	**—**	**(298)**
Capital Share Transactions	**1,409**	**2,751**	**3,606**	**4,351**	**3,505**	**3,703**
Net Increase in Net Assets	**30,231**	**43,645**	**11,261**	**5,017**	**3,312**	**3,937**
Net Assets, Beginning of Period	**386,438**	**342,793**	**67,212**	**62,195**	**10,941**	**7,004**
Net Assets, End of Period	**$416,669**	**$386,438**	**$ 78,473**	**$ 67,212**	**$ 14,253**	**$ 10,941**
Undistributed (distributions in excess of) net investment income	$ 2,479	$ 7,277	$ (102)	$ 11	$ 151	$ (6)

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Global Natural Resources: Six months ended 6-30-13 (Unaudited)	Global Natural Resources: Year ended 12-31-12	Growth: Six months ended 6-30-13 (Unaudited)	Growth: Year ended 12-31-12	High Income: Six months ended 6-30-13 (Unaudited)	High Income: Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (26)	$ (246)	$ 1,026	$ 4,659	$ 18,426	$ 27,492
Net realized gain (loss) on investments	(2,066)	(17,115)	70,259	83,938	7,830	7,005
Net change in unrealized appreciation (depreciation)	(1,852)	20,431	24,475	25,195	(7,085)	23,375
Net Increase (Decrease) in Net Assets Resulting from Operations	**(3,944)**	**3,070**	**95,760**	**113,792**	**19,171**	**57,872**
Distributions to Shareholders From:						
Net investment income	—	—	(4,695)	(613)	(27,182)	(21,218)
Net realized gains	—	(10,947)	(83,930)	(72,631)	—	—
Total Distributions to Shareholders	**—**	**(10,947)**	**(88,625)**	**(73,244)**	**(27,182)**	**(21,218)**
Capital Share Transactions	**(9,547)**	**4,184**	**49,529**	**92,558**	**93,177**	**140,007**
Net Increase (Decrease) in Net Assets	**(13,491)**	**(3,693)**	**56,664**	**133,106**	**85,166**	**176,661**
Net Assets, Beginning of Period	**179,939**	**183,632**	**992,000**	**858,894**	**448,997**	**272,336**
Net Assets, End of Period	**$166,448**	**$179,939**	**$1,048,664**	**$992,000**	**$534,163**	**$ 448,997**
Undistributed (distributions in excess of) net investment income	$ (459)	$ (418)	$ 858	$ 4,527	$ 18,420	$ 27,151

(In thousands)	International Core Equity: Six months ended 6-30-13 (Unaudited)	International Core Equity: Year ended 12-31-12	International Growth: Six months ended 6-30-13 (Unaudited)	International Growth: Year ended 12-31-12	Limited-Term Bond: Six months ended 6-30-13 (Unaudited)	Limited-Term Bond: Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 8,307	$ 9,193	$ 4,746	$ 3,517	$ 856	$ 3,068
Net realized gain (loss) on investments	29,780	(26,621)	(5,700)	11,457	550	4,722
Net change in unrealized appreciation (depreciation)	(7,352)	88,572	9,531	37,407	(3,283)	478
Net Increase (Decrease) in Net Assets Resulting from Operations	**30,735**	**71,144**	**8,577**	**52,381**	**(1,877)**	**8,268**
Distributions to Shareholders From:						
Net investment income	(11,161)	(12,827)	(4,722)	(5,714)	—	(3,632)
Net realized gains	—	(4,653)	(10,102)	(18,662)	(134)	(2,978)
Total Distributions to Shareholders	**(11,161)**	**(17,480)**	**(14,824)**	**(24,376)**	**(134)**	**(6,610)**
Capital Share Transactions	**15,044**	**46,747**	**35,554**	**183,632**	**49,306**	**(120,444)**
Net Increase (Decrease) in Net Assets	**34,618**	**100,411**	**29,307**	**211,637**	**47,295**	**(118,786)**
Net Assets, Beginning of Period	**621,858**	**521,447**	**478,055**	**266,418**	**122,616**	**241,402**
Net Assets, End of Period	**$656,476**	**$621,858**	**$ 507,362**	**$478,055**	**$169,911**	**$ 122,616**
Undistributed (distributions in excess of) net investment income	$ 6,073	$ 9,014	$ 3,977	$ 3,964	$ 847	$ (9)

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Micro Cap Growth Six months ended 6-30-13 (Unaudited)	Micro Cap Growth Year ended 12-31-12	Mid Cap Growth Six months ended 6-30-13 (Unaudited)	Mid Cap Growth Year ended 12-31-12	Money Market Six months ended 6-30-13 (Unaudited)	Money Market Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (356)	$ (448)	$ (705)	$ (581)	$ 25	$ 46
Net realized gain on investments	3,047	2,632	6,057	10,636	—*	3
Net change in unrealized appreciation	9,550	3,303	23,112	16,483	—	—
Net Increase in Net Assets Resulting from Operations	**12,241**	**5,487**	**28,464**	**26,538**	**25**	**49**
Distributions to Shareholders From:						
Net investment income	—	—	—	—	(25)	(46)
Net realized gains	(2,496)	(3,948)	(11,227)	(19,853)	—	—
Total Distributions to Shareholders	**(2,496)**	**(3,948)**	**(11,227)**	**(19,853)**	**(25)**	**(46)**
Capital Share Transactions	**1,747**	**1,047**	**60,566**	**84,724**	**171,762**	**21,745**
Net Increase in Net Assets	**11,492**	**2,586**	**77,803**	**91,409**	**171,762**	**21,748**
Net Assets, Beginning of Period	**48,818**	**46,232**	**264,119**	**172,710**	**244,944**	**223,196**
Net Assets, End of Period	**$60,310**	**$48,818**	**$341,922**	**$264,119**	**$416,706**	**$244,944**
Distributions in excess of net investment income	$ (361)	$ (5)	$ (712)	$ (7)	$ —	$ —

(In thousands)	Real Estate Securities Six months ended 6-30-13 (Unaudited)	Real Estate Securities Year ended 12-31-12	Science and Technology Six months ended 6-30-13 (Unaudited)	Science and Technology Year ended 12-31-12	Small Cap Growth Six months ended 6-30-13 (Unaudited)	Small Cap Growth Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 374	$ 416	$ (797)	$ (2,159)	$ (2,048)	$ (3,098)
Net realized gain (loss) on investments	1,670	3,970	27,077	26,072	25,374	(3,861)
Net change in unrealized appreciation (depreciation)	(377)	2,132	46,095	51,878	48,890	21,872
Net Increase in Net Assets Resulting from Operations	**1,667**	**6,518**	**72,375**	**75,791**	**72,216**	**14,913**
Distributions to Shareholders From:						
Net investment income	(467)	(293)	—	—	—	—
Net realized gains	—	—	(24,421)	(22,380)	—	(8,258)
Total Distributions to Shareholders	**(467)**	**(293)**	**(24,421)**	**(22,380)**	**—**	**(8,258)**
Capital Share Transactions	**987**	**(4,467)**	**32,056**	**1,884**	**(21,517)**	**91,348**
Net Increase in Net Assets	**2,187**	**1,758**	**80,010**	**55,295**	**50,699**	**98,003**
Net Assets, Beginning of Period	**40,408**	**38,650**	**334,124**	**278,829**	**448,147**	**350,144**
Net Assets, End of Period	**$42,595**	**$40,408**	**$414,134**	**$334,124**	**$498,846**	**$448,147**
Undistributed (distributions in excess of) net investment income	$ 431	$ 524	$ (911)	$ (114)	$ (2,116)	$ (68)

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Small Cap Value		Value	
	Six months ended 6-30-13 (Unaudited)	Year ended 12-31-12	Six months ended 6-30-13 (Unaudited)	Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 7	$ 1,870	$ 1,763	$ 3,648
Net realized gain on investments	25,356	18,012	17,659	9,576
Net change in unrealized appreciation	13,380	21,344	34,699	39,161
Net Increase in Net Assets Resulting from Operations	**38,743**	**41,226**	**54,121**	**52,385**
Distributions to Shareholders From:				
Net investment income	(2,358)	(1,053)	(2,748)	(4,010)
Net realized gains	(17,437)	(15,410)	(8,829)	(24,625)
Total Distributions to Shareholders	**(19,795)**	**(16,463)**	**(11,577)**	**(28,635)**
Capital Share Transactions	**11,024**	**(6,868)**	**(4,939)**	**(2,166)**
Net Increase in Net Assets	**29,972**	**17,895**	**37,605**	**21,584**
Net Assets, Beginning of Period	**245,527**	**227,632**	**308,373**	**286,789**
Net Assets, End of Period	**$275,499**	**$245,527**	**$345,978**	**$308,373**
Undistributed (distributions in excess of) net investment income	$ (1,797)	$ 554	$ 4,630	$ 5,615

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Pathfinder Aggressive							
Six-month period ended 6-30-2013 (unaudited)	$ 5.04	$0.06[3]	$ 0.38	$ 0.44	$(0.07)	$(0.33)	$(0.40)
Year ended 12-31-2012	4.77	0.07[3]	0.48	0.55	(0.05)	(0.23)	(0.28)
Year ended 12-31-2011	5.16	0.04[3]	(0.24)	(0.20)	(0.06)	(0.13)	(0.19)
Year ended 12-31-2010	4.63	0.06	0.63	0.69	(0.05)	(0.11)	(0.16)
Year ended 12-31-2009	3.81	0.05	0.83	0.88	(0.02)	(0.04)	(0.06)
Year ended 12-31-2008[5]	5.00	0.01	(1.20)	(1.19)	—	—	—
Pathfinder Conservative							
Six-month period ended 6-30-2013 (unaudited)	5.33	0.06[3]	0.19	0.25	(0.08)	(0.24)	(0.32)
Year ended 12-31-2012	5.18	0.08[3]	0.27	0.35	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.32	0.06[3]	(0.02)	0.04	(0.07)	(0.11)	(0.18)
Year ended 12-31-2010	5.02	0.06	0.39	0.45	(0.05)	(0.10)	(0.15)
Year ended 12-31-2009	4.45	0.06	0.52	0.58	—*	(0.01)	(0.01)
Year ended 12-31-2008[6]	5.00	0.00	(0.55)	(0.55)	—	—	—
Pathfinder Moderate							
Six-month period ended 6-30-2013 (unaudited)	5.33	0.07[3]	0.30	0.37	(0.07)	(0.21)	(0.28)
Year ended 12-31-2012	5.06	0.07[3]	0.40	0.47	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.27	0.06[3]	(0.13)	(0.07)	(0.06)	(0.08)	(0.14)
Year ended 12-31-2010	4.76	0.06	0.53	0.59	(0.03)	(0.05)	(0.08)
Year ended 12-31-2009	4.06	0.03	0.70	0.73	(0.01)	(0.02)	(0.03)
Year ended 12-31-2008[5]	5.00	0.01	(0.95)	(0.94)	—	—	—
Pathfinder Moderately Aggressive							
Six-month period ended 6-30-2013 (unaudited)	5.45	0.07[3]	0.36	0.43	(0.07)	(0.26)	(0.33)
Year ended 12-31-2012	5.09	0.08[3]	0.46	0.54	(0.04)	(0.14)	(0.18)
Year ended 12-31-2011	5.37	0.05[3]	(0.21)	(0.16)	(0.04)	(0.08)	(0.12)
Year ended 12-31-2010	4.80	0.05	0.63	0.68	(0.04)	(0.07)	(0.11)
Year ended 12-31-2009	4.01	0.04	0.78	0.82	(0.01)	(0.02)	(0.03)
Year ended 12-31-2008[5]	5.00	0.01	(1.00)	(0.99)	—	—	—
Pathfinder Moderately Conservative							
Six-month period ended 6-30-2013 (unaudited)	5.41	0.07[3]	0.25	0.32	(0.08)	(0.23)	(0.31)
Year ended 12-31-2012	5.19	0.08[3]	0.34	0.42	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.34	0.06[3]	(0.06)	0.00	(0.06)	(0.09)	(0.15)
Year ended 12-31-2010	4.94	0.06	0.47	0.53	(0.05)	(0.08)	(0.13)
Year ended 12-31-2009	4.31	0.05	0.60	0.65	(0.01)	(0.01)	(0.02)
Year ended 12-31-2008[7]	5.00	0.01	(0.70)	(0.69)	—	—	—
Asset Strategy							
Six-month period ended 6-30-2013 (unaudited)	10.73	0.06[3]	0.36	0.43	(0.15)	—	(0.15)
Year ended 12-31-2012	9.11	0.18[3]	1.55	1.73	(0.11)	—	(0.11)
Year ended 12-31-2011	9.91	0.06[3]	(0.76)	(0.70)	(0.10)	—	(0.10)
Year ended 12-31-2010	9.23	0.09	0.69	0.78	(0.10)	—	(0.10)
Year ended 12-31-2009	8.27	0.08	1.82	1.90	(0.03)	(0.91)	(0.94)
Year ended 12-31-2008	12.32	0.10	(3.29)	(3.19)	(0.05)	(0.81)	(0.86)
Balanced							
Six-month period ended 6-30-2013 (unaudited)	9.37	0.05[3]	0.80	0.85	(0.15)	(0.87)	(1.02)
Year ended 12-31-2012	9.01	0.14[3]	0.88	1.02	(0.14)	(0.52)	(0.66)
Year ended 12-31-2011	9.59	0.14[3]	0.20	0.34	(0.15)	(0.77)	(0.92)
Year ended 12-31-2010	8.48	0.15	1.26	1.41	(0.17)	(0.13)	(0.30)
Year ended 12-31-2009	7.70	0.17	0.82	0.99	(0.16)	(0.05)	(0.21)
Year ended 12-31-2008	9.76	0.15	(2.20)	(2.05)	(0.01)	—*	(0.01)

** Not shown due to rounding.*

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from March 4, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

(6) For the period from March 13, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

(7) For the period from March 12, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Pathfinder Aggressive								
Six-month period ended 6-30-2013 (unaudited)	$ 5.08	8.57%	$ 73	0.08%[4]	2.10%[4]	—%	—%	17%
Year ended 12-31-2012	5.04	12.18	69	0.08	1.41	—	—	38
Year ended 12-31-2011	4.77	-4.15	65	0.07	0.85	—	—	18
Year ended 12-31-2010	5.16	15.53	72	0.08	1.35	—	—	24
Year ended 12-31-2009	4.63	23.32	61	0.10	1.40	—	—	22
Year ended 12-31-2008[5]	3.81	-23.82	43	0.10[4]	0.44[4]	—	—	3
Pathfinder Conservative								
Six-month period ended 6-30-2013 (unaudited)	5.26	4.69	109	0.07[4]	2.43[4]	—	—	31
Year ended 12-31-2012	5.33	6.95	107	0.07	1.57	—	—	36
Year ended 12-31-2011	5.18	0.75	88	0.07	1.17	—	—	24
Year ended 12-31-2010	5.32	9.38	71	0.08	1.65	—	—	26
Year ended 12-31-2009	5.02	12.95	44	0.12	1.66	—	—	27
Year ended 12-31-2008[6]	4.45	-10.94	12	0.39[4]	0.45[4]	—	—	2
Pathfinder Moderate								
Six-month period ended 6-30-2013 (unaudited)	5.42	6.70	821	0.04[4]	2.47[4]	—	—	13
Year ended 12-31-2012	5.33	9.53	733	0.04	1.43	—	—	24
Year ended 12-31-2011	5.06	-1.46	582	0.04	1.15	—	—	16
Year ended 12-31-2010	5.27	12.63	461	0.04	1.52	—	—	18
Year ended 12-31-2009	4.76	17.95	270	0.06	1.35	—	—	18
Year ended 12-31-2008[5]	4.06	-18.74	78	0.09[4]	0.64[4]	—	—	—
Pathfinder Moderately Aggressive								
Six-month period ended 6-30-2013 (unaudited)	5.55	7.73	958	0.04[4]	2.45[4]	—	—	13
Year ended 12-31-2012	5.45	10.82	873	0.04	1.42	—	—	25
Year ended 12-31-2011	5.09	-3.02	723	0.04	0.97	—	—	14
Year ended 12-31-2010	5.37	14.46	501	0.04	1.35	—	—	23
Year ended 12-31-2009	4.80	20.70	302	0.06	1.35	—	—	19
Year ended 12-31-2008[5]	4.01	-19.72	116	0.07[4]	0.61[4]	—	—	—
Pathfinder Moderately Conservative								
Six-month period ended 6-30-2013 (unaudited)	5.42	5.66	257	0.05[4]	2.38[4]	—	—	20
Year ended 12-31-2012	5.41	8.41	240	0.05	1.57	—	—	26
Year ended 12-31-2011	5.19	0.00	194	0.05	1.12	—	—	18
Year ended 12-31-2010	5.34	10.97	151	0.06	1.60	—	—	21
Year ended 12-31-2009	4.94	15.12	92	0.09	1.56	—	—	28
Year ended 12-31-2008[7]	4.31	-13.80	32	0.18[4]	0.63[4]	—	—	—
Asset Strategy								
Six-month period ended 6-30-2013 (unaudited)	11.00	3.93	1,392	0.98[4]	1.23[4]	0.99[4]	1.22[4]	30
Year ended 12-31-2012	10.73	19.18	1,345	1.00	1.83	1.01	1.82	49
Year ended 12-31-2011	9.11	-7.21	1,197	0.99	0.62	1.00	0.61	57
Year ended 12-31-2010	9.91	8.68	1,295	1.02	1.07	1.03	1.06	104
Year ended 12-31-2009	9.23	25.04	1,095	1.05	1.17	1.06	1.16	113
Year ended 12-31-2008	8.27	-25.79	678	1.04	1.02	1.05	1.01	190
Balanced								
Six-month period ended 6-30-2013 (unaudited)	9.20	8.78	375	1.01[4]	0.99[4]	—	—	24
Year ended 12-31-2012	9.37	11.75	355	1.01	1.55	—	—	43
Year ended 12-31-2011	9.01	3.31	345	1.01	1.46	—	—	32
Year ended 12-31-2010	9.59	17.11	375	1.01	1.52	—	—	48
Year ended 12-31-2009	8.48	13.23	361	1.03	1.95	—	—	46
Year ended 12-31-2008	7.70	-21.00	378	1.01	1.53	—	—	19

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Bond							
Six-month period ended 6-30-2013 (unaudited)	$ 5.90	$ 0.07(3)	$(0.21)	$(0.14)	$(0.20)	$(0.10)	$(0.30)
Year ended 12-31-2012	5.80	0.15(3)	0.18	0.33	(0.18)	(0.05)	(0.23)
Year ended 12-31-2011	5.60	0.17(3)	0.22	0.39	(0.15)	(0.04)	(0.19)
Year ended 12-31-2010	5.50	0.12	0.20	0.32	(0.22)	—	(0.22)
Year ended 12-31-2009	5.34	0.15	0.22	0.37	(0.21)	—	(0.21)
Year ended 12-31-2008	5.33	0.22	(0.20)	0.02	(0.01)	—	(0.01)
Core Equity							
Six-month period ended 6-30-2013 (unaudited)	12.38	0.04(3)	1.41	1.45	(0.07)	(1.13)	(1.20)
Year ended 12-31-2012	11.70	0.07(3)	1.96	2.03	(0.08)	(1.27)	(1.35)
Year ended 12-31-2011	11.91	0.07(3)	0.15	0.22	(0.04)	(0.39)	(0.43)
Year ended 12-31-2010	9.95	0.04	2.02	2.06	(0.10)	—	(0.10)
Year ended 12-31-2009	8.11	0.10	1.83	1.93	(0.09)	—	(0.09)
Year ended 12-31-2008	12.96	0.08	(4.60)	(4.52)	(0.02)	(0.31)	(0.33)
Dividend Opportunities							
Six-month period ended 6-30-2013 (unaudited)	7.24	0.04(3)	0.82	0.86	(0.13)	(0.18)	(0.31)
Year ended 12-31-2012	6.47	0.14(3)	0.71	0.85	(0.08)	—	(0.08)
Year ended 12-31-2011	6.86	0.09(3)	(0.41)	(0.32)	(0.07)	—	(0.07)
Year ended 12-31-2010	5.96	0.07	0.90	0.97	(0.07)	—	(0.07)
Year ended 12-31-2009	5.11	0.06	0.84	0.90	(0.05)	—	(0.05)
Year ended 12-31-2008	8.00	0.04	(2.91)	(2.87)	(0.01)	(0.01)	(0.02)
Energy							
Six-month period ended 6-30-2013 (unaudited)	5.89	(0.01)(3)	0.71	0.70	—	(0.02)	(0.02)
Year ended 12-31-2012	5.81	(0.01)(3)	0.09	0.08	—	—	—
Year ended 12-31-2011	6.39	(0.02)(3)	(0.56)	(0.58)	—	—	—
Year ended 12-31-2010	5.26	(0.01)	1.16	1.15	(0.02)	—	(0.02)
Year ended 12-31-2009	3.74	0.02	1.50	1.52	—	—	—
Year ended 12-31-2008	6.97	(0.01)	(3.21)	(3.22)	—*	(0.01)	(0.01)
Global Bond							
Six-month period ended 6-30-2013 (unaudited)	5.07	0.06(3)	(0.12)	(0.06)	—	—	—
Year ended 12-31-2012	4.90	0.15(3)	0.16	0.31	(0.14)	—*	(0.14)
Year ended 12-31-2011	5.00	0.12(3)	(0.12)	0.00	(0.10)	—	(0.10)
Year ended 12-31-2010(5)	5.00	0.00	0.00	0.00	—	—	—
Global Natural Resources							
Six-month period ended 6-30-2013 (unaudited)	5.04	0.00(3)	(0.13)	(0.13)	—	—	—
Year ended 12-31-2012	5.29	(0.01)(3)	0.07	0.06	—	(0.31)	(0.31)
Year ended 12-31-2011	6.73	(0.01)(3)	(1.43)	(1.44)	—	—	—
Year ended 12-31-2010	5.75	(0.02)	1.00	0.98	—	—	—
Year ended 12-31-2009	3.31	(0.02)	2.46	2.44	—	—	—
Year ended 12-31-2008	10.08	0.01	(6.23)	(6.22)	(0.11)	(0.44)	(0.55)
Growth							
Six-month period ended 6-30-2013 (unaudited)	10.63	0.01(3)	1.05	1.06	(0.05)	(0.92)	(0.97)
Year ended 12-31-2012	10.19	0.05(3)	1.20	1.25	(0.01)	(0.80)	(0.81)
Year ended 12-31-2011	10.38	0.01(3)	0.22	0.23	(0.04)	(0.38)	(0.42)
Year ended 12-31-2010	9.28	0.04	1.12	1.16	(0.06)	—	(0.06)
Year ended 12-31-2009	7.55	0.06	1.93	1.99	(0.03)	(0.23)	(0.26)
Year ended 12-31-2008	12.02	0.03	(4.39)	(4.36)	—	(0.11)	(0.11)

** Not shown due to rounding.*

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from August 23, 2010 (commencement of operations of the Portfolio) through December 31, 2010.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Bond								
Six-month period ended 6-30-2013 (unaudited)	$ 5.46	-2.60%	$ 322	0.78%[4]	2.40%[4]	—%	—%	20%
Year ended 12-31-2012	5.90	5.78	511	0.78	2.62	—	—	33
Year ended 12-31-2011	5.80	7.31	640	0.77	3.02	—	—	65
Year ended 12-31-2010	5.60	6.04	508	0.78	2.25	—	—	49
Year ended 12-31-2009	5.50	7.16	471	0.80	3.56	—	—	30
Year ended 12-31-2008	5.34	0.31	334	0.79	4.38	—	—	29
Core Equity								
Six-month period ended 6-30-2013 (unaudited)	12.63	11.42	425	0.96[4]	0.54[4]	1.01[4]	0.49[4]	40
Year ended 12-31-2012	12.38	18.60	391	0.97	0.60	1.02	0.55	53
Year ended 12-31-2011	11.70	1.66	376	0.96	0.57	1.01	0.52	70
Year ended 12-31-2010	11.91	20.89	429	0.96	0.33	1.01	0.28	100
Year ended 12-31-2009	9.95	24.02	415	0.98	1.01	1.03	0.96	101
Year ended 12-31-2008	8.11	-34.77	402	0.96	0.68	1.01	0.63	105
Dividend Opportunities								
Six-month period ended 6-30-2013 (unaudited)	7.79	11.65	417	1.00[4]	1.01[4]	—	—	16
Year ended 12-31-2012	7.24	13.18	386	1.01	1.95	—	—	43
Year ended 12-31-2011	6.47	-4.69	343	1.00	1.30	—	—	45
Year ended 12-31-2010	6.86	16.37	296	1.02	1.37	—	—	44
Year ended 12-31-2009	5.96	17.88	201	1.05	1.48	—	—	31
Year ended 12-31-2008	5.11	-35.91	123	1.07	0.92	—	—	35
Energy								
Six-month period ended 6-30-2013 (unaudited)	6.57	11.80	78	1.26[4]	-0.30[4]	—	—	11
Year ended 12-31-2012	5.89	1.38	67	1.25	-0.18	—	—	38
Year ended 12-31-2011	5.81	-9.08	62	1.24	-0.36	—	—	14
Year ended 12-31-2010	6.39	21.96	44	1.28	-0.25	—	—	27
Year ended 12-31-2009	5.26	40.48	31	1.01	0.35	1.33	0.03	15
Year ended 12-31-2008	3.74	-46.15	20	1.14	-0.15	1.31	-0.32	10
Global Bond								
Six-month period ended 6-30-2013 (unaudited)	5.01	-1.20	14	0.77[4]	2.51[4]	1.40[4]	1.88[4]	5
Year ended 12-31-2012	5.07	6.41	11	0.67	3.01	1.29	2.39	28
Year ended 12-31-2011	4.90	0.08	7	0.81	2.45	1.43	1.83	46
Year ended 12-31-2010[5]	5.00	-0.10	5	0.90[4]	0.09[4]	1.52[4]	-0.53[4]	28
Global Natural Resources								
Six-month period ended 6-30-2013 (unaudited)	4.91	-2.51	166	1.37[4]	-0.03[4]	—	—	68
Year ended 12-31-2012	5.04	1.89	180	1.36	-0.13	—	—	102
Year ended 12-31-2011	5.29	-21.45	184	1.37	-0.14	—	—	100
Year ended 12-31-2010	6.73	17.06	236	1.37	-0.31	—	—	117
Year ended 12-31-2009	5.75	73.64	192	1.45	-0.56	—	—	101
Year ended 12-31-2008	3.31	-61.46	69	1.43	-0.08	—	—	206
Growth								
Six-month period ended 6-30-2013 (unaudited)	10.72	9.71	1,049	0.97[4]	0.20[4]	1.00[4]	0.17[4]	24
Year ended 12-31-2012	10.63	12.75	992	0.97	0.47	1.00	0.44	47
Year ended 12-31-2011	10.19	2.12	859	0.97	0.07	1.00	0.04	42
Year ended 12-31-2010	10.38	12.58	917	0.97	0.42	1.00	0.39	64
Year ended 12-31-2009	9.28	27.07	881	0.99	0.67	1.02	0.64	59
Year ended 12-31-2008	7.55	-36.27	757	0.97	0.29	1.00	0.26	53

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
High Income							
Six-month period ended 6-30-2013 (unaudited)	$ 3.80	$ 0.13(3)	$ 0.02	$ 0.15	$(0.19)	$ —	$(0.19)
Year ended 12-31-2012	3.42	0.29(3)	0.33	0.62	(0.24)	—	(0.24)
Year ended 12-31-2011	3.49	0.28(3)	(0.09)	0.19	(0.26)	—	(0.26)
Year ended 12-31-2010	3.30	0.27	0.19	0.46	(0.27)	—	(0.27)
Year ended 12-31-2009	2.48	0.25	0.84	1.09	(0.27)	—	(0.27)
Year ended 12-31-2008	3.20	0.28	(0.98)	(0.70)	(0.02)	—	(0.02)
International Core Equity							
Six-month period ended 6-30-2013 (unaudited)	16.07	0.21(3)	0.60	0.81	(0.29)	—	(0.29)
Year ended 12-31-2012	14.67	0.25(3)	1.64	1.89	(0.36)	(0.13)	(0.49)
Year ended 12-31-2011	17.29	0.32(3)	(2.68)	(2.36)	(0.26)	—	(0.26)
Year ended 12-31-2010	15.38	0.26	1.86	2.12	(0.21)	—	(0.21)
Year ended 12-31-2009	12.46	0.20	4.01	4.21	(0.49)	(0.80)	(1.29)
Year ended 12-31-2008	22.39	0.51	(9.99)	(9.48)	(0.09)	(0.36)	(0.45)
International Growth							
Six-month period ended 6-30-2013 (unaudited)	8.46	0.08(3)	0.09	0.17	(0.08)	(0.17)	(0.25)
Year ended 12-31-2012	7.86	0.09(3)	1.22	1.31	(0.17)	(0.54)	(0.71)
Year ended 12-31-2011	8.51	0.14(3)	(0.76)	(0.62)	(0.03)	—	(0.03)
Year ended 12-31-2010	7.49	0.08	1.01	1.09	(0.07)	—	(0.07)
Year ended 12-31-2009	6.01	0.07	1.51	1.58	(0.10)	—	(0.10)
Year ended 12-31-2008	10.75	0.11	(4.64)	(4.53)	(0.02)	(0.19)	(0.21)
Limited-Term Bond							
Six-month period ended 6-30-2013 (unaudited)	4.92	0.03(3)	(0.09)	(0.06)	—	(0.01)	(0.01)
Year ended 12-31-2012	5.03	0.07(3)	0.10	0.17	(0.15)	(0.13)	(0.28)
Year ended 12-31-2011	4.96	0.06(3)	0.09	0.15	(0.08)	—	(0.08)
Year ended 12-31-2010(5)	5.00	0.02	(0.06)	(0.04)	—	—	—
Micro Cap Growth							
Six-month period ended 6-30-2013 (unaudited)	21.13	(0.15)(3)	5.41	5.26	—	(1.09)	(1.09)
Year ended 12-31-2012	20.56	(0.20)(3)	2.57	2.37	—	(1.80)	(1.80)
Year ended 12-31-2011	22.11	(0.26)(3)	(1.29)	(1.55)	—	—	—
Year ended 12-31-2010	15.70	(0.21)	6.62	6.41	—	—	—
Year ended 12-31-2009	11.11	(0.17)	4.76	4.59	—	—	—
Year ended 12-31-2008	21.38	(0.21)	(10.06)	(10.27)	—	—	—
Mid Cap Growth							
Six-month period ended 6-30-2013 (unaudited)	8.54	(0.02)(3)	0.91	0.89	—	(0.32)	(0.32)
Year ended 12-31-2012	8.37	(0.02)(3)	1.07	1.05	—	(0.88)	(0.88)
Year ended 12-31-2011	8.69	(0.03)(3)	0.01	(0.02)	—*	(0.30)	(0.30)
Year ended 12-31-2010	6.61	0.00	2.08	2.08	—*	—	—*
Year ended 12-31-2009	4.51	0.00	2.10	2.10	—	—	—
Year ended 12-31-2008	7.21	0.00	(2.61)	(2.61)	—*	(0.09)	(0.09)
Money Market							
Six-month period ended 6-30-2013 (unaudited)	1.00	0.00*(3)	0.00*	0.00*	—*	—	—*
Year ended 12-31-2012	1.00	0.00*(3)	0.00*	0.00*	—*	—	—*
Year ended 12-31-2011	1.00	0.00*(3)	0.00*	0.00*	—*	—	—*
Year ended 12-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 12-31-2009	1.00	0.01	0.00	0.01	(0.01)	—*	(0.01)
Year ended 12-31-2008	1.00	0.02	0.00	0.02	(0.02)	—*	(0.02)

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from August 23, 2010 (commencement of operations of the Portfolio) through December 31, 2010.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
High Income								
Six-month period ended 6-30-2013 (unaudited)	$ 3.76	3.93%	$534	0.89%[4]	7.07%[4]	0.93%[4]	7.03%[4]	47%
Year ended 12-31-2012	3.80	18.64	449	0.89	7.86	0.94	7.81	91
Year ended 12-31-2011	3.42	5.26	272	0.90	8.01	0.95	7.96	78
Year ended 12-31-2010	3.49	14.86	243	0.91	8.27	0.96	8.22	108
Year ended 12-31-2009	3.30	46.42	214	0.93	9.15	0.98	9.10	74
Year ended 12-31-2008	2.48	-21.82	147	0.91	8.72	0.96	8.67	37
International Core Equity								
Six-month period ended 6-30-2013 (unaudited)	16.59	4.93	656	1.17[4]	2.57[4]	—	—	44
Year ended 12-31-2012	16.07	13.33	622	1.17	1.64	—	—	85
Year ended 12-31-2011	14.67	-13.88	521	1.19	1.96	—	—	100
Year ended 12-31-2010	17.29	14.09	580	1.19	1.70	—	—	107
Year ended 12-31-2009	15.38	36.96	513	1.22	1.58	—	—	142
Year ended 12-31-2008	12.46	-42.26	379	1.18	3.07	—	—	20
International Growth								
Six-month period ended 6-30-2013 (unaudited)	8.38	1.85	507	1.15[4]	1.89[4]	1.18[4]	1.86[4]	16
Year ended 12-31-2012	8.46	18.05	478	1.15	1.09	1.18	1.06	44
Year ended 12-31-2011	7.86	-7.32	266	1.15	1.67	1.18	1.64	61
Year ended 12-31-2010	8.51	14.79	331	1.17	1.22	1.20	1.19	75
Year ended 12-31-2009	7.49	26.89	261	1.19	1.34	1.22	1.31	80
Year ended 12-31-2008	6.01	-42.15	159	1.18	1.27	1.21	1.24	96
Limited-Term Bond								
Six-month period ended 6-30-2013 (unaudited)	4.85	-1.23	170	0.85[4]	1.31[4]	—	—	22
Year ended 12-31-2012	4.92	3.37	123	0.81	1.33	0.82	1.32	60
Year ended 12-31-2011	5.03	3.17	241	0.76	1.27	0.84	1.19	55
Year ended 12-31-2010[5]	4.96	-0.85	142	0.76[4]	0.92[4]	0.84[4]	0.84[4]	15
Micro Cap Growth								
Six-month period ended 6-30-2013 (unaudited)	25.30	25.22	60	1.37[4]	-1.31[4]	—	—	29
Year ended 12-31-2012	21.13	11.84	49	1.35	-0.91	—	—	52
Year ended 12-31-2011	20.56	-7.01	46	1.34	-1.20	—	—	57
Year ended 12-31-2010	22.11	40.85	55	1.35	-1.15	—	—	77
Year ended 12-31-2009	15.70	41.29	38	1.42	-1.34	—	—	70
Year ended 12-31-2008	11.11	-48.04	28	1.36	-1.23	—	—	60
Mid Cap Growth								
Six-month period ended 6-30-2013 (unaudited)	9.11	10.37	342	1.10[4]	-0.46[4]	1.16[4]	-0.52[4]	14
Year ended 12-31-2012	8.54	13.56	264	1.12	-0.27	1.17	-0.32	35
Year ended 12-31-2011	8.37	-0.56	173	1.16	-0.32	1.18	-0.34	49
Year ended 12-31-2010	8.69	31.56	142	1.17	0.01	1.19	-0.01	44
Year ended 12-31-2009	6.61	46.66	92	1.21	0.03	1.23	0.01	33
Year ended 12-31-2008	4.51	-36.23	49	1.23	-0.06	1.24	-0.07	46
Money Market								
Six-month period ended 6-30-2013 (unaudited)	1.00	0.01	417	0.24[4]	0.02[4]	0.47[4]	-0.21[4]	—
Year ended 12-31-2012	1.00	0.02	245	0.30	0.02	0.47	-0.15	—
Year ended 12-31-2011	1.00	0.02	223	0.28	0.02	0.47	-0.17	—
Year ended 12-31-2010	1.00	0.08	178	0.42	0.06	0.49	-0.01	—
Year ended 12-31-2009	1.00	1.02	151	0.51	0.99	—	—	—
Year ended 12-31-2008	1.00	2.18	201	0.75	2.01	—	—	—

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Real Estate Securities							
Six-month period ended 6-30-2013 (unaudited)	$ 7.89	$ 0.07[3]	$ 0.27	$ 0.34	$(0.09)	$ —	$(0.09)
Year ended 12-31-2012	6.75	0.08[3]	1.11	1.19	(0.05)	—	(0.05)
Year ended 12-31-2011	6.48	0.06[3]	0.26	0.32	(0.05)	—	(0.05)
Year ended 12-31-2010	5.14	0.05	1.40	1.45	(0.11)	—	(0.11)
Year ended 12-31-2009	4.30	0.11	0.85	0.96	(0.12)	—	(0.12)
Year ended 12-31-2008	6.99	0.11	(2.65)	(2.54)	(0.04)	(0.11)	(0.15)
Science and Technology							
Six-month period ended 6-30-2013 (unaudited)	18.10	(0.04)[3]	3.90	3.86	—	(1.30)	(1.30)
Year ended 12-31-2012	15.25	(0.12)[3]	4.22	4.10	—	(1.25)	(1.25)
Year ended 12-31-2011	16.73	(0.13)[3]	(0.75)	(0.88)	—	(0.60)	(0.60)
Year ended 12-31-2010	15.30	(0.08)	1.96	1.88	—	(0.45)	(0.45)
Year ended 12-31-2009	11.43	0.01	4.73	4.74	—	(0.87)	(0.87)
Year ended 12-31-2008	17.98	(0.03)	(6.08)	(6.11)	—	(0.44)	(0.44)
Small Cap Growth							
Six-month period ended 6-30-2013 (unaudited)	9.60	(0.04)[3]	1.61	1.57	—	—	—
Year ended 12-31-2012	9.34	(0.08)[3]	0.57	0.49	—	(0.23)	(0.23)
Year ended 12-31-2011	10.53	(0.10)[3]	(1.00)	(1.10)	—	(0.09)	(0.09)
Year ended 12-31-2010	8.17	(0.07)	2.43	2.36	—	—	—
Year ended 12-31-2009	6.09	(0.06)	2.17	2.11	(0.03)	—	(0.03)
Year ended 12-31-2008	10.24	0.03	(4.05)	(4.02)	—	(0.13)	(0.13)
Small Cap Value							
Six-month period ended 6-30-2013 (unaudited)	16.04	0.00[3]	2.56	2.56	(0.16)	(1.17)	(1.33)
Year ended 12-31-2012	14.57	0.12[3]	2.44	2.56	(0.07)	(1.02)	(1.09)
Year ended 12-31-2011	16.78	0.08[3]	(2.21)	(2.13)	(0.08)	—	(0.08)
Year ended 12-31-2010	13.29	0.07	3.43	3.50	(0.01)	—	(0.01)
Year ended 12-31-2009	10.29	0.01	2.99	3.00	—	—	—
Year ended 12-31-2008	14.32	(0.02)	(3.74)	(3.76)	(0.02)	(0.25)	(0.27)
Value							
Six-month period ended 6-30-2013 (unaudited)	5.97	0.03[3]	1.03	1.06	(0.05)	(0.18)	(0.23)
Year ended 12-31-2012	5.57	0.07[3]	0.91	0.98	(0.08)	(0.50)	(0.58)
Year ended 12-31-2011	6.05	0.06[3]	(0.50)	(0.44)	(0.04)	—	(0.04)
Year ended 12-31-2010	5.14	0.03	0.93	0.96	(0.05)	—	(0.05)
Year ended 12-31-2009	4.15	0.07	1.01	1.08	(0.09)	—	(0.09)
Year ended 12-31-2008	6.36	0.08	(2.23)	(2.15)	(0.02)	(0.04)	(0.06)

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Real Estate Securities								
Six-month period ended 6-30-2013 (unaudited)	$ 8.14	4.20%	$ 43	1.29%[4]	1.77%[4]	1.38%[4]	1.68%[4]	21%
Year ended 12-31-2012	7.89	17.72	40	1.33	1.03	1.34	1.02	47
Year ended 12-31-2011	6.75	5.01	39	1.33	0.87	—	—	54
Year ended 12-31-2010	6.48	28.51	40	1.36	0.75	—	—	67
Year ended 12-31-2009	5.14	23.62	34	1.43	2.54	—	—	62
Year ended 12-31-2008	4.30	-36.04	29	1.31	1.73	—	—	45
Science and Technology								
Six-month period ended 6-30-2013 (unaudited)	20.66	21.56	414	1.15[4]	-0.43[4]	1.17[4]	-0.45[4]	26
Year ended 12-31-2012	18.10	27.83	334	1.15	-0.67	1.17	-0.69	44
Year ended 12-31-2011	15.25	-5.77	279	1.16	-0.77	1.18	-0.79	50
Year ended 12-31-2010	16.73	12.75	326	1.16	-0.48	1.18	-0.50	27
Year ended 12-31-2009	15.30	43.84	316	1.19	0.06	1.21	0.04	65
Year ended 12-31-2008	11.43	-33.89	226	1.16	-0.21	1.18	-0.23	62
Small Cap Growth								
Six-month period ended 6-30-2013 (unaudited)	11.17	16.36	499	1.14[4]	-0.86[4]	1.16[4]	-0.88[4]	39
Year ended 12-31-2012	9.60	5.17	448	1.14	-0.80	1.16	-0.82	85
Year ended 12-31-2011	9.34	-10.60	350	1.14	-0.95	1.16	-0.97	80
Year ended 12-31-2010	10.53	28.85	419	1.14	-0.83	1.16	-0.85	60
Year ended 12-31-2009	8.17	34.72	356	1.17	-0.88	1.19	-0.90	44
Year ended 12-31-2008	6.09	-39.18	290	1.14	0.32	1.16	0.30	82
Small Cap Value								
Six-month period ended 6-30-2013 (unaudited)	17.27	15.90	275	1.16[4]	0.01[4]	—	—	30
Year ended 12-31-2012	16.04	18.63	246	1.17	0.78	—	—	64
Year ended 12-31-2011	14.57	-12.79	228	1.17	0.50	—	—	59
Year ended 12-31-2010	16.78	26.41	244	1.17	0.54	—	—	78
Year ended 12-31-2009	13.29	29.15	197	1.21	0.05	—	—	100
Year ended 12-31-2008	10.29	-26.13	150	1.18	-0.14	—	—	110
Value								
Six-month period ended 6-30-2013 (unaudited)	6.80	17.81	346	1.00[4]	1.05[4]	1.01[4]	1.04[4]	23
Year ended 12-31-2012	5.97	18.88	308	1.00	1.20	1.02	1.18	67
Year ended 12-31-2011	5.57	-7.32	287	1.00	1.04	1.01	1.03	60
Year ended 12-31-2010	6.05	18.71	316	1.01	0.52	1.02	0.51	51
Year ended 12-31-2009	5.14	26.64	277	1.04	1.45	1.05	1.44	73
Year ended 12-31-2008	4.15	-33.81	231	1.01	1.52	1.02	1.51	48

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds Variable Insurance Portfolios, a Delaware statutory trust (the Trust), is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. The Trust is divided into 26 series (each a Portfolio). The assets belonging to each Portfolio, except Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative (collectively, the Pathfinder Portfolios), are held separately by the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information. Each Portfolio's investment adviser is Waddell & Reed Investment Management Company (WRIMCO).

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the period ended June 30, 2013, management believes that no liability for unrecognized tax positions is required. The Portfolios are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2008.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Portfolio will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments

Concentration of Market and Credit Risk. In the normal course of business, the Portfolios invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Portfolios may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Portfolios; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Portfolios may be exposed to counterparty credit risk, or the risk that an entity with which the Portfolios have unsettled or open transactions may fail to or be unable to perform on its commitments. The Portfolios manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Portfolios to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Portfolios' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded in the Portfolios' Statement of Assets and Liabilities, less any collateral held by the Portfolios.

Certain Portfolios may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Portfolios may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Portfolio invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Portfolio, or, in the case of hedging positions, that the Portfolio's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Refer to the Portfolios' prospectus and statement of additional information regarding the risks associated with owning shares in the Portfolios.

Inflation-Indexed Bonds Certain Portfolios may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest-Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Payment In-Kind Securities Certain Portfolios may invest in payment in-kind securities. Payment in-kind securities ("PIKs") give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Portfolios may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Portfolio's net asset value to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO, or the Portfolio's investment subadviser, as applicable, consider advantageous. The Portfolio maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Loans. Certain Portfolios may invest in senior secured corporate loans ("loans") either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale.

Certain loans contain provisions that obligate a Portfolio to fund future commitments at the borrower's discretion. See Note 11 in the Notes to the Financial Statements for more information regarding commitments.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Estimates. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. As a result of the planned retirement of Frederick Sturm as portfolio manager of the sub advised Global Natural Resources Portfolio, WRIMCO will internalize the management of the portfolio effective July 2, 2013.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Portfolio's investments are reported at fair value. Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Portfolio calculates the Net Asset Value ("NAV") of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or WRSCO pursuant to instructions from the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Portfolio's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO, the responsibility for monitoring significant events that may materially affect the values of a Portfolio's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. WRSCO has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to guidelines established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee and appropriate consultation with the Board.

When a Portfolio uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. While the Trust's policy is intended to result in a calculation of a Portfolio's NAV that fairly reflects security values as of the time of pricing, the Trust cannot guarantee that values determined by the Board or persons acting at their direction would accurately reflect the price that a Portfolio could obtain for a security if it were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale). The prices used by a Portfolio may differ from the value that would be realized if the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross- asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over the counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. A substantial majority of OTC derivative products valued using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, Exchange Traded Funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

There were no transfers between Levels 1 or 2 during the period ended June 30, 2013.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers in and out of Level 3 represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Portfolios' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Portfolio.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of June 30, 2013, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Potfolios may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Portfolio related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may engage in buying and selling futures contracts. Upon entering into a futures contract, the Portfolio is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Portfolio is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Portfolio's securities.

Option Contracts. Options purchased by a Portfolio are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Portfolio has realized a gain or loss. For each Portfolio, when a written put is exercised, the cost basis of the securities purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying security (or basket of securities). With written options, there may be times when a Portfolio will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Portfolio enters into OTC option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty.

The creditworthiness of firms with which a Portfolio enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Portfolio may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Portfolio may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Portfolio and each of its counterparties. The CSA allows the Portfolio and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Portfolio's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Portfolio from its counterparties are not fully collateralized contractually or otherwise, the Portfolio bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. Financial Accounting Standards Board ("FASB") Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present the offsetting of assets and liabilities as of June 30, 2013:

Assets

Portfolio	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities: Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount
Asset Strategy Portfolio							
Investments in unaffiliated securities at value*	$5,309	$—	$5,309	$(1,516)	$(300)	$(883)	$2,610
Unrealized appreciation on forward foreign currency	2,435	—	2,435	—	—	(2,151)	284
Total	$7,744	$—	$7,744	$(1,516)	$(300)	$(3,034)	$2,894
Global Natural Resources Portfolio							
Unrealized appreciation on forward foreign currency	$393	$(2)	$391	$(16)	$—	$—	$375
High Income Portfolio							
Unrealized appreciation on forward foreign currency	$103	$—	$103	$—	$—	$—	$103
International Core Equity Portfolio							
Unrealized appreciation on forward foreign currency	$3,176	$—	$3,176	$—	$—	$—	$3,176
International Growth Portfolio							
Unrealized appreciation on forward foreign currency	$4,767	$—	$4,767	$—	$—	$(970)	$3,797

**Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.*

Liabilities

Portfolio	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities: Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount
Asset Strategy Portfolio							
Written options at value	$1,749	$—	$1,749	$(1,516)	$—	$(233)	$—
Global Natural Resources Portfolio							
Unrealized depreciation on forward foreign currency	$46	$(30)	$16	$(16)	$—	$—	$—
Mid Cap Growth Portfolio							
Written options at value	$108	$—	$108	$—	$—	$—	$108
Value Portfolio							
Written options at value	$61	$—	$61	$—	$—	$—	$61

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of June 30, 2013:

		Assets		Liabilities	
Portfolio	Type of Risk Exposure	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Asset Strategy	Commodity			Unrealized depreciation on futures contracts**	$1,077
	Equity	Investments in unaffiliated securities at value*	$7,179	Written options at value	3,128
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	2,435		
Global Bond	Foreign currency	Unrealized appreciation on forward foreign currency contracts	5		
Global Natural Resources	Equity	Investments in unaffiliated securities at value*	7,414		
	Equity	Unrealized appreciation on futures contracts**	86		
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	391	Unrealized depreciation on forward foreign currency contracts	16
High Income	Foreign currency	Unrealized appreciation on forward foreign currency contracts	103		
International Core Equity	Foreign currency	Unrealized appreciation on forward foreign currency contracts	3,176		
International Growth	Foreign currency	Unrealized appreciation on forward foreign currency contracts	4,767		
Mid Cap Growth	Equity	Investments in unaffiliated securities at value*	246	Written options at value	108
Value	Equity			Written options at value	296

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*
***The fair value presented represents the cumulative unrealized appreciation (depreciation) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of June 30, 2013.*

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended June 30, 2013:

		Net realized gain (loss) on:					
Portfolio	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Asset Strategy	Equity	$9,389	$—	$—	$3,443	$—	$12,832
	Foreign currency	—	—	—	—	(3,677)	(3,677)
	Interest rate	—	—	(428)	—	—	(428)
Global Natural Resources	Commodity	(264)	—	—	—	—	(264)
	Equity	451	—	(2,024)	—	—	(1,573)
	Foreign currency	—	—	—	—	1,045	1,045
High Income	Foreign currency	—	—	—	—	(134)	(134)
International Core Equity	Foreign currency	—	—	—	—	2,085	2,085
International Growth	Foreign currency	—	—	—	—	(1,938)	(1,938)
Mid Cap Growth	Equity	(231)	—	—	443	—	212
Real Estate Securities	Equity	—	—	—	8	—	8
Science and Technology	Foreign currency	—	—	—	—	614	614
Value	Equity	—	—	—	(1,136)	—	(1,136)

**Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended June 30, 2013:

Portfolio	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Asset Strategy	Commodity	$—	$—	$(1,077)	$—	$—	$(1,077)
	Equity	(3,678)	—	—	(533)	—	(4,211)
	Foreign currency	—	—	—	—	3,799	3,799
Global Bond	Foreign currency	—	—	—	—	7	7
Global Natural Resources	Commodity	74	—	—	—	—	74
	Equity	(2,354)	—	83	—	—	(2,271)
	Foreign currency	—	—	—	—	430	430
High Income	Foreign currency	—	—	—	—	173	173
International Core Equity	Foreign currency	—	—	—	—	1,664	1,664
International Growth	Foreign currency	—	—	—	—	3,457	3,457
Mid Cap Growth	Equity	(105)	—	—	(1)	—	(106)
Real Estate Securities	Equity	—	—	—	(7)	—	(7)
Science and Technology	Foreign currency	—	—	—	—	(225)	(225)
Value	Equity	—	—	—	230	—	230

**Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

During the period ended June 30, 2013, the average derivative volume was as follows:

Portfolio	Long forward contracts(1)	Short forward contracts(1)	Long futures contracts(1)	Short futures contracts(1)	Swap agreements(2)	Purchased options(1)	Written options(1)
Asset Strategy	$29,569	$29,510	$—	$25,790	$—	$4,629	$1,867
Global Bond	137	134	—	—	—	—	—
Global Natural Resources	26,313	26,050	—	24,410	—	8,517	—
High Income	3,681	3,685	—	—	—	—	—
International Core Equity	24,851	24,054	—	—	—	—	—
International Growth	61,126	60,222	—	—	—	—	—
Mid Cap Growth	—	—	—	—	—	95	169
Real Estate Securities	—	—	—	—	—	—	2
Science and Technology	2,332	2,036	—	—	—	—	—
Value	—	—	—	—	—	—	925

(1)Average value outstanding during the period.
(2)Average notional amount outstanding during the period.

Objectives and Strategies

Asset Strategy. The Portfolio's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Portfolio. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Portfolio utilized futures, total return swaps and option contracts, both written and purchased, on foreign and domestic equity indices. To manage foreign currency exposure, the Portfolio utilized forward contracts and option contracts, both written and purchased, to either increase or decrease exposure to a given currency. To manage event risks, the Portfolio utilized short futures on commodities, as well as on foreign and domestic equity indices and option contracts, both written and purchased, on individual equity securities owned by the Portfolio.

Global Bond. The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either hedge a position held by the Portfolio, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency.

Global Natural Resources. The Portfolio's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to specific sectors or companies, and managing the exposure to various foreign currencies. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Portfolio utilized futures on equity indices and purchased option contracts on individual equity securities and exchange-traded funds. To manage foreign currency exposure, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

High Income. The Portfolio's objective in using derivatives during the period was to hedge the exposure to foreign currencies from securities held in the portfolio. To achieve this objective, the Portfolio utilized forward contracts.

International Core Equity. The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

International Growth. The Portfolio's objectives in using derivatives during the period included managing the exposure to various foreign currencies and gaining exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency. To gain exposure to certain individual securities, the Portfolio utilized total return swaps.

Mid Cap Growth. The Portfolio's objectives in using derivatives during the period included gaining exposure to certain sectors, hedging certain event risks on positions held by the Portfolio and hedging market risk on equity securities. To achieve these objectives, the Portfolio utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

Real Estate Securities. The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and to facilitate trading in certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

Science and Technology. The Portfolio's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Portfolio utilized options, both written and purchased, on individual equity securities owned by the Portfolio and on domestic equity indices.

Small Cap Value. The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

Value. The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

5. WRITTEN OPTION ACTIVITY *($ amounts in thousands)*

Transactions in written options were as follows:

Portfolio	Outstanding at 12-31-12	Options written	Options closed	Options exercised	Options expired	Outstanding at 6-30-13
Asset Strategy						
Number of Contracts	22,597	208,059	(14,159)	(189,171)	(23,355)	3,971
Premium Received	$ 2,578	$ 9,063	$ (5,345)	$ (459)	$ (2,951)	$2,886
Mid Cap Growth						
Number of Contracts	703	5,455	(2,018)	(299)	(3,184)	657
Premium Received	$ 103	$ 1,124	$ (413)	$ (154)	$ (548)	$ 112
Real Estate Securities						
Number of Contracts	179	74	—	(74)	(179)	—
Premium Received	$ 9	$ 5	$ —	$ (5)	$ (9)	$ —
Value						
Number of Contracts	1,831	7,826	(2,057)	(1,421)	(3,309)	2,870
Premium Received	$ 552	$ 2,255	$ (2,158)	$ (110)	$ (228)	$ 311

6. BASIS FOR CONSOLIDATION OF THE ASSET STRATEGY PORTFOLIO

The Ivy VIP ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Asset Strategy Portfolio (referred to as "the Portfolio" in this sub-section) in order to effect certain investments for the Portfolio consistent with the Portfolio's investment objectives and policies as specified in its prospectus and statement of additional information. The Portfolio's investment portfolio has been consolidated and includes the portfolio holdings of the Portfolio and the Subsidiary. The consolidated financial statements include the accounts of the Portfolio and the Subsidiary. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Portfolio and the Subsidiary, comprising the entire issued share capital of the Subsidiary with the intent that the Portfolio will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary. See the table below for details regarding the structure, incorporation and relationship as of June 30, 2013 of the Subsidiary to the Portfolio (amounts in thousands).

Subsidiary	Date of Incorporation	Subscription Agreement	Portfolio Net Assets	Subsidiary Net Assets	Percentage of Portfolio Net Assets
Ivy VIP ASF II, Ltd.	1-31-13	4-10-13	$1,392,184	$60,591	4.35%

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS *($ amounts in thousands unless indicated otherwise)*

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as each Portfolio's investment adviser. The management fee is accrued daily by each Portfolio, except the Pathfinder Portfolios, at the following annual rates as a percentage of average daily net assets:

Portfolio (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Asset Strategy	0.700%	0.700%	0.650%	0.650%	0.600%	0.550%
Balanced	0.700	0.700	0.650	0.650	0.600	0.550
Bond	0.525	0.500	0.450	0.400	0.400	0.400
Core Equity	0.700	0.700	0.650	0.650	0.600	0.550
Dividend Opportunities	0.700	0.700	0.650	0.650	0.600	0.550
Energy	0.850	0.850	0.830	0.830	0.800	0.760
Global Bond	0.625	0.600	0.550	0.500	0.500	0.500
Global Natural Resources	1.000	0.850	0.830	0.830	0.800	0.760
Growth	0.700	0.700	0.650	0.650	0.600	0.550
High Income	0.625	0.600	0.550	0.500	0.500	0.500
International Core Equity	0.850	0.850	0.830	0.830	0.800	0.760
International Growth	0.850	0.850	0.830	0.830	0.800	0.760
Limited-Term Bond	0.500	0.450	0.400	0.350	0.350	0.350
Micro Cap Growth	0.950	0.950	0.930	0.930	0.900	0.860
Mid Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760
Money Market	0.400	0.400	0.400	0.400	0.400	0.400
Real Estate Securities	0.900	0.900	0.870	0.870	0.840	0.800
Science and Technology	0.850	0.850	0.830	0.830	0.800	0.760
Small Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760
Small Cap Value	0.850	0.850	0.830	0.830	0.800	0.760
Value	0.700	0.700	0.650	0.650	0.600	0.550

Effective October 1, 2006, under terms of a settlement agreement, the fee is payable at the following annual rates for those Portfolios included in the settlement agreement until September 30, 2016:

Portfolio (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Asset Strategy	0.690%	0.690%	0.650%	0.650%	0.600%	0.550%
Bond	0.485	0.500	0.450	0.400	0.400	0.400
Core Equity	0.650	0.650	0.650	0.650	0.600	0.550
Growth	0.670	0.670	0.650	0.650	0.600	0.550
High Income	0.575	0.600	0.550	0.500	0.500	0.500
International Growth	0.820	0.820	0.830	0.830	0.800	0.760
Mid Cap Growth	0.830	0.830	0.830	0.830	0.800	0.760
Science and Technology	0.830	0.830	0.830	0.830	0.800	0.760
Small Cap Growth	0.830	0.830	0.830	0.830	0.800	0.760
Value	0.690	0.690	0.650	0.650	0.600	0.550

Effective August 6, 2007, the fee is contractually payable by Bond as follows:

Portfolio (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Bond	0.475%	0.475%	0.450%	0.400%	0.400%	0.400%

The Pathfinder Portfolios pay no management fees; however, WRIMCO receives management fees from the underlying funds.

WRIMCO has agreed to waive a Portfolio's investment management fee on any Portfolio, except the Pathfinder Portfolios, that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

WRIMCO has entered into Subadvisory Agreements with the following entities on behalf of certain Portfolios:

Under agreements between WRIMCO and the named entities, the following serve as subadvisors to certain Portfolios: Mackenzie Financial Corporation serves as subadvisor to Global Natural Resources. Wall Street Associates serves as subadvisor to Micro Cap Growth. Advantus Capital Management, Inc. serves as subadvisor to Real Estate Securities. Each subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of WRIMCO and the Board of Trustees. WRIMCO pays all costs applicable of the subadvisors.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), doing business as WI Services Company (WISC), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio (excluding Pathfinder Portfolios) pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Under the Accounting Services Agreement, each Pathfinder Portfolio pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$5.75	$11.55	$17.75	$24.20	$31.60	$41.25	$48.15	$60.80	$74.25

Administrative Fee. Each Portfolio also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

Service Plan. Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act, each Portfolio, except Money Market and the Pathfinder Portfolios, may pay a service fee to W&R in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

Expense Reimbursements and/or Waivers. During the period ended June 30, 2013, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Asset Strategy	$ 50
Core Equity	104
Growth	148
High Income	122
International Growth	75
Mid Cap Growth	31
Science and Technology	37
Small Cap Growth	48
Value	17

Effective January 28, 2010, WRIMCO has voluntarily agreed to reimburse sufficient expenses of Money Market to maintain a minimum annualized yield of 0.02%. For the period ended June 30, 2013, expenses in the amount of $292 were reimbursed. This reimbursement serves to reduce shareholder servicing.

For the period from August 23, 2010 through August 31, 2011, W&R and/or WRSCO have contractually agreed to reimburse sufficient expenses of Limited-Term Bond to cap the expenses for the Portfolio at 0.76%. For the period from September 1, 2011 through January 31, 2012, W&R and/or WRSCO have voluntarily agreed to reimburse sufficient expenses of Limited-Term Bond to cap the expenses for the Portfolio at 0.76%. This reimbursement serves to reduce 12b-1 fees and/or accounting services fees.

Effective May 1 2012, W&R and/or WRSCO have voluntarily agreed to reimburse sufficient expenses of Mid Cap Growth to cap the expenses for the Portfolio at 1.10%. For the period ended June 30, 2013, expenses in the amount of $68 were reimbursed. This reimbursement serves to reduce 12b-1 fees and/or accounting services fees.

Effective December 3, 2012, WRIMCO has contractually agreed to reduce the management fee computed and paid by Real Estate Securities Portfolio each day on net asset value by 0.09% on an annualized basis. For the period ended June 30, 2013, expenses in the amount of $19 were reimbursed.

During the period ended June 30, 2013, the following amounts were waived as a result of the reduced management fees related to the voluntary waiver of management fee to any Portfolio, excluding Pathfinder Portfolios, having less than $25 million in net assets:

Global Bond	$40

Any amounts due to the Portfolios as a reimbursement but not paid as of June 30, 2013 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. AFFILIATED COMPANY TRANSACTIONS *(All amounts in thousands)*

A summary of the transactions in affiliated companies during the period ended June 30, 2013 follows:

	12-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-13 Share Balance	6-30-13 Value
Pathfinder Aggressive							
Ivy Funds VIP Dividend Opportunities	656	$ 235	$5,214	$ 346	$ 83	N/A	N/A
Ivy Funds VIP Growth	1,282	1,329	601	1,220	64	1,341	14,376
Ivy Funds VIP International Core Equity	641	614	335	62	183	653	10,837
Ivy Funds VIP International Growth	1,618	1,323	446	368	133	1,709	14,325
Ivy Funds VIP Limited-Term Bond	698	219	3,726	(100)	—	N/A	N/A
Ivy Funds VIP Mid Cap Growth	797	323	234	341	—	795	7,244
Ivy Funds VIP Money Market	—	3,663	7	—	—*	3,656	3,656
Ivy Funds VIP Small Cap Growth[2]	574	1,286	347	64	—	649	7,245
Ivy Funds VIP Small Cap Value	340	1,840	361	325	213	418	7,217
Ivy Funds VIP Value	795	2,305	358	160	110	1,061	7,222
				$2,786	$786		$72,122

	12-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-13 Share Balance	6-30-13 Value
Pathfinder Conservative							
Ivy Funds VIP Bond	3,608	$ 3,027	$23,781	$ (495)	$ 719	N/A	N/A
Ivy Funds VIP Dividend Opportunities	2,468	1,920	2,127	1,234	301	2,336	18,196
Ivy Funds VIP Growth	1,191	1,947	1,491	1,382	58	1,202	12,887
Ivy Funds VIP International Core Equity	331	466	463	90	92	325	5,397
Ivy Funds VIP International Growth	1,253	1,210	931	282	100	1,276	10,702
Ivy Funds VIP Limited-Term Bond	1,080	17,080	503	7	—	4,477	21,731
Ivy Funds VIP Mid Cap Growth	247	216	218	155	—	238	2,165
Ivy Funds VIP Money Market	21,232	8,071	1,996	—	2	27,308	27,308
Ivy Funds VIP Small Cap Growth[2]	667	427	1,199	139	—	582	6,495
Ivy Funds VIP Small Cap Value	66	150	160	90	40	62	1,078
Ivy Funds VIP Value	352	217	344	131	47	317	2,158
				$3,015	$1,359		$108,117

	12-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-13 Share Balance	6-30-13 Value
Pathfinder Moderate							
Ivy Funds VIP Bond	12,436	$11,316	$82,245	$ (1,456)	$2,702	N/A	N/A
Ivy Funds VIP Dividend Opportunities	15,014	11,246	4,221	4,696	1,998	15,648	121,905
Ivy Funds VIP Growth	10,264	16,808	2,865	10,819	544	11,410	122,314
Ivy Funds VIP International Core Equity	4,558	6,820	280	102	1,381	4,940	81,962
Ivy Funds VIP International Growth	12,953	14,464	473	2,513	1,128	14,537	121,880
Ivy Funds VIP Limited-Term Bond	7,447	46,851	203	41	—	16,998	82,503
Ivy Funds VIP Mid Cap Growth	3,401	2,855	610	1,449	—	3,608	32,870
Ivy Funds VIP Money Market	73,187	51,621	394	—	8	124,414	124,414
Ivy Funds VIP Small Cap Growth[2]	5,364	3,049	4,097	1,333	—	5,152	57,533
Ivy Funds VIP Small Cap Value	1,813	4,122	1,952	1,929	1,204	1,896	32,748
Ivy Funds VIP Value	6,058	3,577	2,743	1,623	890	6,021	40,965
				$23,049	$9,855		$819,094

	12-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-13 Share Balance	6-30-13 Value
Pathfinder Moderately Aggressive							
Ivy Funds VIP Bond	7,439	$ 5,663	$48,457	$ (1,180)	$ 1,581	N/A	N/A
Ivy Funds VIP Dividend Opportunities	17,962	9,224	4,233	5,267	2,338	18,318	142,705
Ivy Funds VIP Growth	12,280	15,733	2,673	12,394	637	13,357	143,181
Ivy Funds VIP International Core Equity	6,544	7,567	646	238	1,940	6,940	115,135
Ivy Funds VIP International Growth	18,597	17,322	1,073	3,643	1,584	20,420	171,209
Ivy Funds VIP Limited-Term Bond	8,909	3,437	48,480	(1,560)	—	N/A	N/A
Ivy Funds VIP Mid Cap Growth	5,086	2,865	650	2,042	—	5,280	48,099
Ivy Funds VIP Money Market	43,781	102,342	474	—	5	145,650	145,650
Ivy Funds VIP Small Cap Growth[2]	7,334	1,979	5,093	1,675	—	6,893	76,971
Ivy Funds VIP Small Cap Value	3,796	6,605	3,645	3,885	2,465	3,884	67,088
Ivy Funds VIP Value	7,248	2,924	2,927	1,944	1,042	7,048	47,954
				$28,348	$11,592		$957,992

	12-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-13 Share Balance	6-30-13 Value
Pathfinder Moderately Conservative							
Ivy Funds VIP Bond	6,122	$ 4,542	$39,652	$ (817)	$1,270	N/A	N/A
Ivy Funds VIP Dividend Opportunities	4,927	2,932	2,188	1,814	626	4,894	38,128
Ivy Funds VIP Growth	3,144	4,363	1,712	3,408	159	3,331	35,705
Ivy Funds VIP International Core Equity	1,047	1,104	389	125	303	1,082	17,945
Ivy Funds VIP International Growth	3,684	3,090	706	779	306	3,940	33,038
Ivy Funds VIP Limited-Term Bond	2,444	27,340	343	14	—	7,975	38,707
Ivy Funds VIP Mid Cap Growth	1,116	737	411	552	—	1,129	10,281
Ivy Funds VIP Money Market	36,026	16,829	970	—	4	51,885	51,885
Ivy Funds VIP Small Cap Growth[2]	1,509	582	1,601	346	—	1,381	15,424
Ivy Funds VIP Small Cap Value	149	283	216	170	94	148	2,561
Ivy Funds VIP Value	1,988	924	1,191	594	279	1,883	12,812
				$6,985	$3,041		$256,486

**Not shown due to rounding.*
(1)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.
(2)No dividends were paid during the preceding 12 months.

9. INVESTMENT SECURITIES TRANSACTIONS *($ amounts in thousands)*

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended June 30, 2013, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Pathfinder Aggressive	$ —	$ 13,137	$ —	$ 12,349
Pathfinder Conservative	—	34,731	—	34,083
Pathfinder Moderate	—	172,731	—	104,158
Pathfinder Moderately Aggressive	—	175,660	—	123,319
Pathfinder Moderately Conservative	—	62,726	—	50,799
Asset Strategy	—	337,519	111	509,185
Balanced	—	86,516	8,085	89,011
Bond	27,937	65,845	35,510	222,605
Core Equity	—	163,061	—	178,972
Dividend Opportunities	—	64,293	—	76,780
Energy	—	10,662	—	8,301
Global Bond	3,216	2,604	—	512
Global Natural Resources	—	108,538	—	122,987
Growth	—	248,040	—	267,044
High Income	—	300,882	—	229,912
International Core Equity	—	287,553	—	275,185
International Growth	—	71,532	—	109,592
Limited-Term Bond	2,295	39,325	4,602	20,592
Micro Cap Growth	—	15,156	—	16,468
Mid Cap Growth	—	81,042	—	42,882
Money Market	—	—	—	—

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Real Estate Securities	$ —	$ 9,455	$ —	$ 8,552
Science and Technology	—	103,781	—	92,093
Small Cap Growth	—	179,408	—	190,199
Small Cap Value	—	73,682	—	85,457
Value	—	74,694	—	98,380

10. CAPITAL SHARE TRANSACTIONS *(All amounts in thousands)*

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Pathfinder Aggressive				Pathfinder Conservative			
	Six months ended 6-30-13		Year ended 12-31-12		Six months ended 6-30-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	306	$ 1,615	923	$ 4,491	1,756	$ 9,589	4,836	$ 25,591
Shares issued in reinvestment of distributions to shareholders	1,045	5,442	814	3,719	1,163	6,248	738	3,735
Shares redeemed	(702)	(3,698)	(1,813)	(8,860)	(2,326)	(12,788)	(2,549)	(13,477)
Net increase (decrease)	**649**	**$ 3,359**	**(76)**	**$ (650)**	**593**	**$ 3,049**	**3,025**	**$ 15,849**

	Pathfinder Moderate				Pathfinder Moderately Aggressive			
	Six months ended 6-30-13		Year ended 12-31-12		Six months ended 6-30-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	8,716	$ 48,674	19,745	$103,476	6,051	$ 34,774	17,186	$ 91,273
Shares issued in reinvestment of distributions to shareholders	7,168	39,760	4,873	24,117	9,423	53,573	5,421	27,094
Shares redeemed	(1,714)	(9,567)	(2,286)	(11,870)	(3,109)	(17,848)	(4,272)	(22,734)
Net increase	**14,170**	**$ 78,867**	**22,332**	**$115,723**	**12,365**	**$ 70,499**	**18,335**	**$ 95,633**

	Pathfinder Moderately Conservative				Asset Strategy			
	Six months ended 6-30-13		Year ended 12-31-12		Six months ended 6-30-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	2,323	$ 12,988	7,456	$ 39,788	11,205	$ 125,530	17,832	$ 178,577
Shares issued in reinvestment of distributions to shareholders	2,468	13,672	1,589	8,071	1,627	18,794	1,527	14,571
Shares redeemed	(1,718)	(9,616)	(1,912)	(10,246)	(11,723)	(131,414)	(25,346)	(254,163)
Net increase (decrease)	**3,073**	**$ 17,044**	**7,133**	**$ 37,613**	**1,109**	**$ 12,910**	**(5,987)**	**$ (61,015)**

	Balanced				Bond			
	Six months ended 6-30-13		Year ended 12-31-12		Six months ended 6-30-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,125	$ 10,987	2,357	$ 21,904	6,074	$ 35,536	14,535	$ 85,011
Shares issued in reinvestment of distributions to shareholders	4,012	37,696	2,782	24,607	4,581	25,803	4,062	23,206
Shares redeemed	(2,208)	(21,498)	(5,540)	(51,465)	(38,263)	(212,864)	(42,289)	(248,225)
Net increase (decrease)	**2,929**	**$ 27,185**	**(401)**	**$ (4,954)**	**(27,608)**	**$(151,525)**	**(23,692)**	**$(140,008)**

	Core Equity				Dividend Opportunities			
	Six months ended 6-30-13		Year ended 12-31-12		Six months ended 6-30-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,465	$ 19,195	1,617	$ 19,735	2,168	$ 16,960	7,021	$ 49,313
Shares issued in reinvestment of distributions to shareholders	2,848	37,173	3,661	40,825	2,023	16,275	605	4,040
Shares redeemed	(2,248)	(29,746)	(5,820)	(70,851)	(4,045)	(31,826)	(7,236)	(50,602)
Net increase (decrease)	**2,065**	**$ 26,622**	**(542)**	**$ (10,291)**	**146**	**$ 1,409**	**390**	**$ 2,751**

	Energy				Global Bond			
	Six months ended 6-30-13		Year ended 12-31-12		Six months ended 6-30-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,748	$ 11,361	3,384	$ 19,888	956	$ 4,873	1,418	$ 7,216
Shares issued in reinvestment of distributions to shareholders	42	282	—	—	—	—	59	300
Shares redeemed	(1,242)	(8,037)	(2,679)	(15,537)	(269)	(1,368)	(747)	(3,813)
Net increase	**548**	**$ 3,606**	**705**	**$ 4,351**	**687**	**$ 3,505**	**730**	**$ 3,703**

	Global Natural Resources				Growth			
	Six months ended 6-30-13		Year ended 12-31-12		Six months ended 6-30-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	3,209	$ 16,561	7,737	$ 39,675	1,998	$ 22,446	13,144	$ 140,358
Shares issued in reinvestment of distributions to shareholders	—	—	2,403	10,947	7,954	88,626	7,326	73,244
Shares redeemed	(5,033)	(26,108)	(9,173)	(46,438)	(5,467)	(61,543)	(11,405)	(121,044)
Net increase (decrease)	**(1,824)**	**$ (9,547)**	**967**	**$ 4,184**	**4,485**	**$ 49,529**	**9,065**	**$ 92,558**

	High Income				International Core Equity			
	Six months ended 6-30-13		Year ended 12-31-12		Six months ended 6-30-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	38,804	$151,327	46,721	$169,954	1,507	$ 25,156	5,651	$ 86,718
Shares issued in reinvestment of distributions to shareholders	7,054	27,182	6,100	21,218	636	11,160	1,239	17,481
Shares redeemed	(22,086)	(85,332)	(14,150)	(51,165)	(1,270)	(21,272)	(3,733)	(57,451)
Net increase	**23,772**	**$ 93,177**	**38,671**	**$140,007**	**873**	**$ 15,044**	**3,157**	**$ 46,748**

	International Growth				Limited-Term Bond			
	Six months ended 6-30-13		Year ended 12-31-12		Six months ended 6-30-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	4,325	$ 37,573	22,732	$187,311	21,448	$ 104,850	10,416	$ 53,100
Shares issued in reinvestment of distributions to shareholders	1,643	14,824	3,287	24,376	27	134	1,345	6,610
Shares redeemed	(1,929)	(16,843)	(3,455)	(28,055)	(11,399)	(55,678)	(34,797)	(180,154)
Net increase (decrease)	**4,039**	**$ 35,554**	**22,564**	**$183,632**	**10,076**	**$ 49,306**	**(23,036)**	**$(120,444)**

	Micro Cap Growth				Mid Cap Growth			
	Six months ended 6-30-13		Year ended 12-31-12		Six months ended 6-30-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	161	$ 3,825	256	$ 5,526	6,994	$ 64,016	11,043	$ 92,672
Shares issued in reinvestment of distributions to shareholders	105	2,496	194	3,948	1,211	11,227	2,537	19,854
Shares redeemed	(193)	(4,574)	(387)	(8,427)	(1,605)	(14,677)	(3,284)	(27,802)
Net increase	**73**	**$ 1,747**	**63**	**$ 1,047**	**6,600**	**$ 60,566**	**10,296**	**$ 84,724**

	Money Market				Real Estate Securities			
	Six months ended 6-30-13		Year ended 12-31-12		Six months ended 6-30-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	196,734	$196,734	78,699	$ 78,699	595	$ 5,003	550	$ 4,128
Shares issued in reinvestment of distributions to shareholders	29	29	45	45	52	467	40	293
Shares redeemed	(25,001)	(25,001)	(56,999)	(56,999)	(534)	(4,483)	(1,193)	(8,888)
Net increase (decrease)	**171,762**	**$171,762**	**21,745**	**$ 21,745**	**113**	**$ 987**	**(603)**	**$ (4,467)**

	Science and Technology				Small Cap Growth			
	Six months ended 6-30-13		Year ended 12-31-12		Six months ended 6-30-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	2,439	$ 48,899	2,981	$ 51,510	1,740	$ 18,241	13,587	$ 135,063
Shares issued in reinvestment of distributions to shareholders	1,217	24,421	1,376	22,380	—	—	858	8,258
Shares redeemed	(2,066)	(41,264)	(4,193)	(72,006)	(3,753)	(39,758)	(5,239)	(51,973)
Net increase (decrease)	**1,590**	**$ 32,056**	**164**	**$ 1,884**	**(2,013)**	**$ (21,517)**	**9,206**	**$ 91,348**

	Small Cap Value				Value			
	Six months ended 6-30-13		Year ended 12-31-12		Six months ended 6-30-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	697	$ 12,213	1,067	$ 16,157	2,039	$ 13,668	2,868	$ 16,654
Shares issued in reinvestment of distributions to shareholders	1,141	19,795	1,169	16,463	1,678	11,577	5,418	28,636
Shares redeemed	(1,192)	(20,984)	(2,554)	(39,488)	(4,506)	(30,184)	(8,122)	(47,456)
Net increase (decrease)	**646**	**$ 11,024**	**(318)**	**$ (6,868)**	**(789)**	**$ (4,939)**	**164**	**$ (2,166)**

11. COMMITMENTS

Bridge loan commitments may obligate a Portfolio to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Portfolio earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest and amortization from unaffiliated securities on the Statements of Operations. At June 30, 2013, there were no outstanding bridge loan commitments.

12. FEDERAL INCOME TAX MATTERS *($ amounts in thousands)*

For Federal income tax purposes, cost of investments owned at June 30, 2013 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Pathfinder Aggressive	$ 70,587	$ 3,449	$ 1,391	$ 2,058
Pathfinder Conservative	104,843	4,170	321	3,849
Pathfinder Moderate	766,812	54,856	1,896	52,960
Pathfinder Moderately Aggressive	892,719	65,770	—	65,770
Pathfinder Moderately Conservative	244,100	13,824	622	13,202
Asset Strategy	1,149,233	259,613	27,399	232,214
Balanced	299,653	75,881	1,129	74,752
Bond	318,634	10,518	9,621	897
Core Equity	347,343	78,215	2,977	75,238
Dividend Opportunities	337,438	79,747	1,108	78,639
Energy	67,244	13,849	2,789	11,060
Global Bond	14,470	176	442	(266)
Global Natural Resources	180,544	7,782	22,631	(14,849)
Growth	862,574	191,757	7,726	184,031
High Income	522,063	14,927	5,963	8,964
International Core Equity	627,088	58,045	34,838	23,207
International Growth	455,775	55,750	20,959	34,791
Limited-Term Bond	169,202	1,283	1,841	(558)
Micro Cap Growth	43,715	19,134	2,025	17,109
Mid Cap Growth	285,862	62,258	9,730	52,528
Money Market	413,929	—	—	—
Real Estate Securities	37,785	5,700	1,309	4,391
Science and Technology	301,633	130,422	14,981	115,441
Small Cap Growth	412,140	100,210	12,184	88,026
Small Cap Value	251,710	38,886	7,174	31,712
Value	281,553	66,593	5,389	61,204

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2012 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Pathfinder Aggressive	$ 777	$ 1,166	$ 2,941	$ 4,275	$—	$ —	$ —
Pathfinder Conservative	900	1,673	2,835	4,571	—	—	—
Pathfinder Moderate	6,350	9,882	17,767	29,846	—	—	—
Pathfinder Moderately Aggressive	6,519	12,098	20,575	41,454	—	—	—
Pathfinder Moderately Conservative	2,031	3,451	6,040	10,215	—	—	—
Asset Strategy	14,571	18,736	—	—	—	370	214
Balanced	5,325	8,029	19,283	29,657	—	—	—
Bond	18,948	17,512	4,257	8,279	—	—	—
Core Equity	9,063	4,916	31,761	32,253	—	—	—
Dividend Opportunities	4,039	6,894	—	9,375	—	—	—
Energy	—	—	—	282	—	—	—
Global Bond	301	—	—	—	—	2	—
Global Natural Resources	—	—	10,947	—	—	—	255
Growth	13,997	4,694	59,247	83,922	—	—	—
High Income	21,218	27,180	—	—	—	—	—
International Core Equity	12,832	11,158	4,648	—	—	—	—
International Growth	5,714	4,722	18,662	10,100	—	—	—
Limited-Term Bond	3,627	—	2,984	132	—	—	—
Micro Cap Growth	—	—	3,948	2,495	—	—	—
Mid Cap Growth	907	—	18,946	11,231	—	—	—
Money Market	46	11	—	—	—	—	—
Real Estate Securities	293	466	—	—	—	—	—
Science and Technology	—	—	22,380	24,421	—	—	67
Small Cap Growth	8,258	—	—	—	—	—	—
Small Cap Value	1,053	10,011	15,409	9,782	—	—	—
Value	4,165	7,360	24,471	4,210	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2012 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), the Portfolio is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Portfolio's first fiscal year end subject to the Modernization Act is December 31, 2011. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable portfolios electing to be taxed as a RIC during the period ended December 31, 2012:

	Pre-Enactment						Post-Enactment	
Fund	2013	2014	2015	2016	2017	2018	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Pathfinder Aggressive	$—	$—	$—	$ —	$ —	$ —	$ —	$ —
Pathfinder Conservative	—	—	—	—	—	—	—	—
Pathfinder Moderate	—	—	—	—	—	—	—	—
Pathfinder Moderately Aggressive	—	—	—	—	—	—	—	—
Pathfinder Moderately Conservative	—	—	—	—	—	—	—	—
Asset Strategy	—	—	—	—	—	31,809	—	—
Balanced	—	—	—	—	—	—	—	—
Bond	—	—	—	—	434	—	—	—
Core Equity	—	—	—	—	—	—	—	—
Dividend Opportunities	—	—	—	—	—	—	—	—
Energy	—	—	—	1,276	1,950	432	479	1,217
Global Bond	—	—	—	—	—	—	—	—
Global Natural Resources	—	—	—	—	—	—	3,416	13,897
Growth	—	—	—	—	—	—	—	—
High Income	—	—	—	—	7,178	—	—	—
International Core Equity	—	—	—	—	—	—	262	24,857
International Growth	—	—	—	—	—	—	—	—
Limited-Term Bond	—	—	—	—	—	—	—	—
Micro Cap Growth	—	—	—	—	—	—	—	—
Mid Cap Growth	—	—	—	—	—	—	—	—
Money Market	—	—	—	—	—	—	—	—
Real Estate Securities	—	—	—	—	485	—	—	—
Science and Technology	—	—	—	—	—	—	—	—
Small Cap Growth	—	—	—	—	—	—	3,924	—
Small Cap Value	—	—	—	—	—	—	—	—
Value	—	—	—	—	—	—	—	—

13. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

The SEC Order further requires that the $50 million in settlement amounts will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Trustees. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov.

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds VIP

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

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The Ivy Funds Variable Insurance Portfolios Family

Global/International Portfolios

International Core Equity

International Growth

Domestic Equity Portfolios

Core Equity

Dividend Opportunities

Growth

Micro Cap Growth

Mid Cap Growth

Small Cap Growth

Small Cap Value

Value

Fixed Income Portfolios

Bond

Global Bond

High Income

Limited-Term Bond

Money Market Portfolios

Money Market

Specialty Portfolios

Asset Strategy

Balanced

Energy

Global Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Real Estate Securities

Science and Technology

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of Ivy Funds Variable Insurance Portfolios. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the current Portfolio prospectus as well as the variable product prospectus.

SEMIANN-IVYVIP (6-13)